    As filed with the Securities and Exchange Commission on August 3, 2000
                                       Registration Statement No. 333--
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                ---------------
                                   Form S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------
                                  ZiLOG, Inc.
            (Exact name of Registrant as specified in its charter)

            Delaware                              3674                          13-3092996
 (State or Other Jurisdiction of      (Primary Standard Industrial           (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)         Identification Number)

                                ---------------
                      910 East Hamilton Avenue, Suite 110
                          Campbell, California 95008
                                (408) 558-8500
  (Address, including zip code, and telephone number including area code, of
                   Registrant's principal executive offices)

                                ---------------
                              Curtis J. Crawford
                                  ZiLOG, Inc.
                      910 East Hamilton Avenue, Suite 110
                          Campbell, California 95008
                                (408) 558-8500
 (Name, address, including zip code, and telephone number including area code, of agent for service)

                                ---------------
                                  Copies to:

                 Thomas J. Ivey                                   Scott N. Wolfe
              Kathleen M. Merrill                                Craig M. Garner
    Skadden, Arps, Slate, Meagher & Flom LLP                     Latham & Watkins
        525 University Avenue, Suite 220                     701 B Street, Suite 2100
          Palo Alto, California 94301                    San Diego, California 92101-8197
                 (650) 470-4500                                   (619) 236-1234

                                ---------------
       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                 Proposed Maximum
     Title of Each Class of Securities               Aggregate                 Amount of
              to Be Registered                   Offering Price(1)         Registration Fee
-------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share....        $172,500,000                 $45,540

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy +
+these securities, in any jurisdiction where the offer or sale is not          +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion, dated August 3, 2000
PROSPECTUS

                                       Shares
                                  [ZiLOG LOGO]

                                  ZiLOG, INC.

                                  Common Stock

--------------------------------------------------------------------------------

  This is our initial public offering of common stock. We are offering up to shares of common stock. No public market currently exists for our shares.

  We have applied to list our common stock on the Nasdaq National Market under
the symbol "ZLOG." The anticipated price range is $    to $    per share.

    Investing in the shares involves risks. "Risk Factors" begin on page 6.

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price............................................... $     $
Underwriting Discount...............................................
Proceeds to ZiLOG...................................................

  We have granted the underwriters a 30-day option to purchase up to additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about          , 2000.

--------------------------------------------------------------------------------

Lehman Brothers

        Prudential Volpe Technology
             a unit of Prudential Securities

                     SG Cowen

                           Fidelity Capital Markets
                                a division of National Financial Services
                                               Corporation

      , 2000

                            Top one-quarter of page:
                       [ZILOG Logo with black background]
                              `Making Connections'

                         Bottom three-quarters of page:
               [Three diagonal rows of eZ80 semiconductor chips]

Top one-seventh of the two-page gatefold has a black background with the exception of the far left corner which has a blue-sky background and a line drawing of the globe in red. On the black background the following words are printed:

"ZILOG's primary strategic focus is to become a key semiconductor technology enabler of people's increasing ability to be connected to each other and to their electronic devices at anytime and from anywhere. We call this concept Extreme Connectivity."

The bottom six-sevenths of the gatefold contains 14 pictures with accompanying copy divided into essentially three columns.

           Column 1                                Column 2                             Column 3
---------------------------------------------------------------------------------------------------------------

"Morning.... Connectivity begins      "A busy work day that's Extremely    "Evening lets the family reconnect"
early"                                Connected"
---------------------------------------------------------------------------------------------------------------

[picture of house in the morning]    [picture of people at control panel   [picture of point-of-sale terminal]
[picture of coffee pot]              in automated factory]                 "On the way home from work, you
"Your day starts with a wake-up      "In your factory, many of the         stop to pick up some groceries.
from a clock radio powered by a      machines use Z80 microprocessors      Your credit card passes through a
ZILOG Z8 microcontroller. The        for control functions.  In the near   point-of-sale terminal powered by a
coffeepot, with a Z8Plus             future, eZ80 processors will allow    ZILOG Z80S180 microprocessor."
Microcontroller, started brewing     you to monitor the factory's
ten minutes earlier."                machinery by way of the Internet."
---------------------------------------------------------------------------------------------------------------

[picture of kitchen]                 [picture of meeting taking place in   [picture of family watching
"The kitchen comes alive with the    conference room] [picture of          television] [picture of remote
microwave oven and lighting          personal digital assistant]           control]
controls powered by Z8 and Z8Plus    "Later at the corporate offices,      "As your family re-connects for the
multi-purpose microcontrollers       you beam your revolutionary idea to   evening, you all enjoy your
that help your family to start       a colleague's personal digital        favorite shows together on a
their busy day."                     assistant without interrupting the    television that utilizes ZILOG's
                                     presentation."                        eZVision on-screen display
                                                                           controller.  Your universal remote
                                                                           controller also utilizes a ZILOG
                                                                           microcontroller."
---------------------------------------------------------------------------------------------------------------

[picture of woman working in home    [picture of man at telephone          [picture of house with pool in the
office]                              company central office] [picture of   evening] [picture of house security
"You busily address the needs of     telephone lines plugged into          panel]
your worldwide clients from your     central office switch]                "ZILOG's Z8Plus and Muze
connected home office.  The fax      "After the presentation, your call    microcontrollers will enable your
machine, printer and modem all       home is routed through the            security and HVAC systems to help
use ZILOG's Z80S180                  telephone company's central office    your family feel safe and
microprocessor for control and       that uses a ZILOG Serial              comfortable all evening."
communication.  Soon, the            Communication Controller.  ZILOG's
Internet gateways and routers in     Cartezian Communications Engine is
this office may utilize eZ80 and     being designed to help handle the
Cartezian technologies."             massive increase in the amount of
                                     information going across the
                                     communications infrastructure."
---------------------------------------------------------------------------------------------------------------

[Lower right-center of page, adjacent to bottom of page under second row, ZILOG Extreme Connectivity logo]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   6
Forward-Looking Statements.................................................  17
Use of Proceeds............................................................  18
Dividend Policy............................................................  18
Capitalization.............................................................  19
Dilution...................................................................  21
Selected Consolidated Financial Data.......................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations.............................................................  24
Business...................................................................  35
Recent and Pending Transactions............................................  51

                                                                            Page
                                                                            ----
Management ................................................................  52
Related Party Transactions.................................................  62
Principal Stockholders.....................................................  63
Description of Capital Stock...............................................  65
Shares Eligible for Future Sale............................................  68
Material Federal Tax Consequences to
 Non-United States Stockholders............................................  70
Underwriting...............................................................  72
Legal Matters..............................................................  75
Experts....................................................................  75
Where You Can Find More Information........................................  75
Index to Financial Statements.............................................. F-1

                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

   Unless we indicate otherwise, information in this prospectus:

  .  assumes the underwriters will not exercise their over-allotment option;

  . assumes the redemption of all outstanding shares of our preferred stock for cash; and

  . assumes the reclassification of all outstanding shares of our non-voting common stock into shares of our common stock.

   ZiLOG, Calibre, Cartezian, eZ80, eZSelect, eZVision, FileConnect, Muze, PrintConnect, SyncMonitor, Wizard, XConnect, Z8, Z80, Z8Plus, ZCC, ZDS and our other logos and trademarks are the property of ZiLOG. All other brand names or trademarks appearing in this prospectus are the property of their respective holders. Use or display by us of other parties' trademarks, trade dress or products is not intended to, and does not, imply a relationship with, or endorsement or sponsorship of, us by the trademark or trade dress owners. The term Extreme Connectivity is copyrighted by ZiLOG. (C) ZiLOG 1999.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and consolidated financial statements and notes to those statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially.

                                  ZiLOG, Inc.

   We are a worldwide designer, manufacturer and marketer of semiconductor micro-logic devices for use in the growing communications and embedded control markets. Using proprietary technology that we have developed over our 25-year operating history, we provide advanced devices that our customers design into their end products. Our devices, which often include related application software, typically combine a microprocessor and/or digital signal processor, memory and input and output functions on a single semiconductor. Our communications devices enable data communications and telecommunications companies to process and transmit information. These devices include serial communication controllers and network processors used in communication networks for voice and data transmission. Our embedded control devices enable a broad range of consumer and industrial electronics manufacturers to control the functions and performance of their products. These devices control such functions as the speed of a motor, the on-screen display of a television or videocassette recorder and the charging cycle of a battery charger.

   Our primary strategic focus is to become a key semiconductor technology enabler of people's increasing ability to be connected to each other and to their electronic devices at any time and from anywhere. We call this concept Extreme Connectivity. Our two distinct business segments--communications and embedded control--develop solutions to address critical aspects of Extreme Connectivity. For example, our communications segment focuses on developing efficient solutions that address the speed and capacity requirements of the next generation of Internet and telecommunications infrastructures and devices. Recently, we have increased the focus of our human and financial resources on our communications segment in response to growth in the Internet infrastructure and telecommunications markets. Our embedded control segment provides solutions for controlling electronic devices that have the potential to be connected through wired and wireless networks.

   We currently offer approximately 850 products, each sold in a wide selection of packages, speed grades and other configurations, which are sold to over 5,000 original equipment manufacturers and end-users across the globe. Our customer base includes many leaders in their respective industries, including Alcatel, Cisco Systems, Handspring, Hewlett-Packard, Hypercom, Lucent Technologies, Multi-Tech Systems, Nortel, Palm Computing and Texas Instruments in the communications market, and Black & Decker, Chamberlain Group, Daewoo, Digital Security Controls, Hitachi, Icon Health & Fitness, Recoton/STD Manufacturing, Samsung, SMK and Thomson/RCA in the embedded control market.

   We are headquartered in Northern California and have wafer fabrication facilities in Idaho, design centers in California, Texas, Idaho, Washington and India, a final test facility in the Philippines and an international network of sales and support offices. We outsource our assembly operations to subcontractors primarily in Indonesia and the Philippines.

                                  Our Industry

   The Semiconductor Industry Association estimates that total industry revenues were $92 billion during the first half of 2000, which represents an increase of 36% over total revenues of $67 billion during the first half of 1999. The semiconductor market is comprised of five broad product segments: micro-logic, other logic, memory, analog and discrete devices. We compete in the micro-logic device segment, which, according to the Semiconductor Industry Association, represented $52 billion, or approximately 35% of the semiconductor market's total sales in 1999. Total sales in this segment are forecast to grow at a compound annual growth rate of 19% through 2001.

   Micro-logic devices are processor-based semiconductors that include microprocessors, microcontrollers and digital signal processors which typically process information, output data or control signals according to programmed instructions and various external inputs. Micro-logic devices also include microperipherals which operate in conjunction with these processor-based devices to provide systems support or to control communications, graphics and images, mass storage, voice and other user input systems.

   We target two distinct categories within the micro-logic market:

  . application specific standard products, which are tailored for a particular application but are not proprietary to a single customer; and

  . general purpose products, which are neither application nor customer specific and are used for a wide array of logic-related functions.

   We design, manufacture and market application specific standard products, or ASSPs, for use in the communications segment, and both ASSPs and general purpose products for use in the embedded control segment, of the micro-logic market. Our products operate or perform specialized functions in products such as routers, telecommunications switches, gateways and servers, personal digital assistants, electronic point-of-sales transaction devices, garage door openers, home appliances, security systems and televisions.

                           Our Competitive Strengths

   Our franchise is built on several key strengths, including our:

  .  proven track record of technological innovation;

  .  extensive product portfolio;

  .  prominent customer base;

  .  excellence in manufacturing; and

  .  strong and experienced management team.

                                 Our Strategy

   Our objective is to be a key technology enabler of Extreme Connectivity. Our key business strategies include:

  .  focusing on high-growth opportunities in the communications market;

  .  targeting attractive segments of the embedded control market;

  .  delivering value-added solutions to our customers by:

      -collaborating closely with customers;

      -integrating system functionality into our solutions; and

      -helping customers realize rapid time-to-market;

  .  pursuing strategic acquisitions; and

  .  utilizing efficient manufacturing.

   We were incorporated in California in 1974 and reincorporated in Delaware in 1997. Our principal executive offices are located at 910 East Hamilton Avenue, Suite 110, Campbell, California 95008, and our telephone number is
(408) 558-8500.

                                  The Offering

 Common stock offered by ZiLOG.......................        shares

 Common stock to be outstanding after this offering..        shares

 Over-allotment option...............................        shares

 Use of proceeds..................................... We intend to use the estimated net proceeds of
                                                      $      from this offering
                                                      to redeem all outstanding
                                                      shares of our preferred
                                                      stock, to repurchase a
                                                      portion of our
                                                      outstanding senior notes
                                                      and for working capital
                                                      and general corporate
                                                      purposes. See "Use of
                                                      Proceeds."

 Proposed Nasdaq National Market Symbol.............. "ZLOG"

   The number of shares of our common stock that will be outstanding after this offering is based on the number outstanding on July 2, 2000. The shares outstanding exclude:

  . 9,235,768 shares of common stock issuable as of July 2, 2000, upon the exercise of outstanding stock options issued under our 1998 Long-Term Stock Incentive Plan, as amended, and our 1998 Executive Officer Stock Incentive Plan, as amended, at a weighted average exercise price of $3.72 per share;

  . 1,042,404 shares of common stock available for future issuance as of July 2, 2000, under our 1998 Long-Term Stock Incentive Plan, as amended, and our 1998 Executive Officer Stock Incentive Plan, as amended;

  . 743,714 shares of common stock issued in connection with our recent acquisition of Calibre, Inc., including shares of common stock issuable upon the exercise of vested options;

  . up to 527,799 shares of common stock to be issued to former Calibre stockholders in the event that Calibre achieves specified financial goals; and

  .      shares of common stock which may be issued in connection with our acquisition of the remaining 80% interest in Qualcore Group, Inc. based on an assumed exchange ratio as described in "Recent and Pending Transactions."

                      Summary Consolidated Financial Data

   The following table sets forth our summary consolidated financial data. This summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The information in this table is presented in thousands, except per share data.

                                                            Six Months Ended
                               Year Ended December 31,      ------------------
                              ----------------------------  July 4,   July 2,
                                1997      1998      1999      1999      2000
                              --------  --------  --------  --------  --------
                                                               (unaudited)
Consolidated Statement of
 Operations Data:
Net sales...................  $261,097  $204,738  $245,138  $115,248  $121,015
Cost of sales...............   171,722   163,315   158,768    80,204    71,137
                              --------  --------  --------  --------  --------
Gross margin................    89,375    41,423    86,370    35,044    49,878

Research and development....    30,467    28,846    32,777    15,521    18,840
Selling, general and
 administrative.............    47,806    54,317    59,082    29,104    29,904
Special charges.............       --     38,620     4,686     4,686     1,191
                              --------  --------  --------  --------  --------
Operating income (loss).....    11,102   (80,360)  (10,175)  (14,267)      (57)
Interest income.............     3,167     3,755     2,567     1,175     1,458
Interest expense............      (275)  (24,375)  (28,954)  (14,445)  (14,522)
Other, net..................       832      (796)     (324)     (228)     (296)
                              --------  --------  --------  --------  --------
Income (loss) before income
 taxes and equity loss......    14,826  (101,776)  (36,886)  (27,765)  (13,417)

Provision (benefit) for
 income taxes...............     2,965   (14,248)    1,004       500       265
                              --------  --------  --------  --------  --------
Income (loss) before equity
 loss.......................    11,861   (87,528)  (37,890)  (28,265)  (13,682)
Equity in loss of Qualcore
 Group, Inc. ...............       --        --        --        --       (297)
                              --------  --------  --------  --------  --------
Net income (loss)...........    11,861   (87,528)  (37,890)  (28,265)  (13,979)

Less: preferred stock
 dividends..................       --      2,928     3,965     1,917     2,189
                              --------  --------  --------  --------  --------
Net income (loss)
 attributable to common
 stockholders...............  $ 11,861  $(90,456) $(41,855) $(30,182) $(16,168)
                              ========  ========  ========  ========  ========
Net income (loss) per common
 share:
  Basic.....................  $   0.59  $  (2.46) $  (1.04) $  (0.75) $  (0.40)
  Diluted...................      0.57     (2.46)    (1.04)    (0.75)    (0.40)
Weighted average common
 shares outstanding:
  Basic.....................    20,233    36,789    40,238    40,134    40,822
  Diluted...................    20,676    36,789    40,238    40,134    40,822
Pro forma net (loss) per
 common share(1):
  Basic and diluted.........
Pro forma as adjusted net
 (loss) per common share(2):
  Basic and diluted.........
Pro forma and pro forma as
 adjusted weighted average
 common shares outstanding:
  Basic and diluted.........


Other Consolidated Financial
 Data:
EBITDA(3)...................  $ 75,684  $ 19,259  $ 46,555  $ 21,354  $ 21,555
Cash provided by (used in)
 operating activities.......    72,644    (5,072)   24,379    14,712    (1,033)
Cash provided by (used in)
 investing activities.......     1,073    (7,190)  (14,200)  (10,617)  (18,461)
Cash provided by (used in)
 financing activities.......     2,956   (29,066)     (229)     (262)    1,613
Capital expenditures........    38,437    21,317     8,269     4,686    10,405
Depreciation and
 amortization...............    63,750    61,795    52,368    31,228    21,087

                                                             July 2, 2000
                                                       -------------------------
                                                        Actual    As Adjusted(4)
                                                       ---------  --------------
                                                             (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents............................. $  42,925       $
Working capital.......................................    43,843
Total assets..........................................   267,706
Total long-term debt..................................   280,000
Total preferred stock.................................    25,000
Stockholders' equity (deficiency).....................  (103,722)

   (1) Pro forma basic and diluted net (loss) per common share is computed using the weighted average number of shares of common stock outstanding as
adjusted to include the sale of              shares of common stock offered by
us in this offering, weighted as if those common shares were outstanding at the beginning of the periods presented.

   (2) Pro forma as adjusted basic and diluted net (loss) per common share is computed using the weighted average number of shares of common stock
outstanding as adjusted to include the sale of      shares of common stock
offered by us in this offering and as further adjusted to give effect to the application of the proceeds of this offering to redeem our preferred stock and $70.0 million aggregate principal amount of our senior notes as if these transactions had occurred at the beginning of the periods presented.

   (3) EBITDA represents earnings (losses) before interest, income taxes, depreciation, amortization of intangible assets, non-cash stock compensation expenses, equity in loss of Qualcore and special charges. We believe EBITDA is a widely accepted financial indicator of a company's historical ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to operating income or to cash provided/(used) for operating activities, each as measured under generally accepted accounting principles. Additionally, EBITDA as we are using the term may not be comparable to similarly titled measures reported by other companies.

   (4) The as adjusted balance sheet data gives effect to the sale of the shares of common stock offered by us in this offering at an assumed initial
public offering price of $    per share, based on the mid-point of the filing
range, after deducting the underwriting discounts and commissions and estimated offering expenses, as further adjusted to give effect to the application of the proceeds to redeem our preferred stock and repurchase $70.0 million aggregate principal amount of our senior notes.

                                  RISK FACTORS

   An investment in our common stock involves risks. You should consider these risks carefully, as well as the other information in this prospectus. If any of these risks actually occurs, our business could be harmed materially. In that event, the trading price of our common stock might decline, and you might lose all or part of your investment.

                   Risks Related to Our Business and Industry

Our quarterly operating results are likely to fluctuate and may fail to meet expectations, which may cause our stock price to decline.

   Our quarterly operating results have fluctuated in the past and will likely continue to fluctuate in the future. Our future operating results will depend on a variety of factors and they may fail to meet expectations. Any failure to meet expectations could cause our stock price to fluctuate or decline significantly. In addition, a high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Therefore, small declines in revenue could disproportionately affect our operating results in a quarter. A variety of factors could cause our quarterly operating results to fluctuate, including:

  . our ability to introduce and sell new products and technologies on a timely basis;

  .  changes in the prices of our products;

  .  technological change and product obsolescence;

  .  changes in product mix or fluctuations in manufacturing yields;

  .  variability of our customers' product life cycles;

  . the level of orders that we receive and can ship in a quarter, customer order patterns and seasonality;

  .  increases in the cost of raw materials; and

  .  gain or loss of significant customers.

   In addition to causing stock price fluctuations, any significant declines in our operating performance could harm our ability to meet our debt service and other obligations.

If our industry were to experience a downturn in the business cycle, our revenues could be adversely affected.

   The semiconductor industry is highly cyclical and has experienced significant economic downturns at various times in the last three decades, characterized by diminished product demand, erosion of average selling prices and production over-capacity. In particular, we experienced significant declines in the pricing of our products as customers reduced demand in 1997 and 1998. In response to these reductions in demand, we and other semiconductor manufacturers reduced prices to avoid a significant decline in capacity utilization. We will likely experience substantial period-to-period fluctuations in future operating results that are attributable to general industry conditions or events occurring in the general economy. Any economic downturn could pressure us to reduce our prices and decrease our revenues and profitability.

We have a history of losses, we expect future losses and we may not achieve or maintain profitability in the future.

   We have a history of losses, we expect future losses and we do not expect to achieve profitability in the near future. We incurred net losses of $87.5 million in 1998, $37.9 million in 1999 and $14.0 million in the first half of 2000. As of July 2, 2000, we had an accumulated deficit of approximately $132.5 million.

If we are unable to implement our business strategy, our revenues and future profitability may be harmed materially.

   Our future financial performance and success are largely dependent on our ability to implement our business strategy, which is described under "Business--Strategy." We have recently changed our business strategy to focus more of our resources on the communications market. We may be unable to implement our business strategy and, even if we do implement our strategy successfully, our results of operations may fail to improve. In addition, although the communications market has grown rapidly in the last few years, it may not continue to grow and a significant slowdown in this market may occur. If the communications market experiences a significant slowdown, our revenues and future profitability could be harmed seriously.

We may not be able to introduce and sell new products and our inability to do so may harm our business materially.

   Our operating results depend on our ability to introduce and sell new products. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to adapt to such changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for new products and technologies.

   Our ability to introduce new products successfully depends on several factors, including:

  .  proper new product selection;

  .  timely completion and introduction of new product designs;

  .  complexity of the new products to be designed and manufactured;

  . development of support tools and collateral literature that make complex products easy for engineers to understand and use; and

  .  market acceptance of our products and our customers' products.

   We cannot assure you that the design and introduction schedules for any new products or any additions or modifications to our existing products will be met, that these products will achieve market acceptance or that we will be able to sell these products at prices that are favorable to us.

Our future success is dependent on the release and acceptance of our new eZ80 Internet Engine and Cartezian Communication Engine family of products.

   We announced our newest products, the eZ80 Internet Engine and the Cartezian Communications Engine family of products, in September 1999 and November 1999, respectively. We have delivered samples of our first eZ80 product to some of our customers. Our Cartezian family of products is still being designed. These new products may not perform as anticipated and there may be unforeseen delays in their final release. Our failure to release these products as scheduled or the failure of these products to meet our customers' expectations would affect us adversely. We do not expect to receive significant revenues from these products in 2000 and future revenues may not be sufficient to recover the costs associated with their development.

   Products as complicated as the eZ80 Internet Engine and Cartezian Communications Engine family of products frequently contain errors and defects when first introduced or as new versions are released. Delivery of products with such errors or defects, or reliability, quality or compatibility problems, could require significant expenditures of capital and other resources and significantly delay or hinder market acceptance of these products. Any such capital expenditures or delays could harm our operating results materially, damage our reputation and affect our ability to retain our existing customers and to attract new customers.

Our industry is highly competitive and we cannot assure you that we will be able to compete effectively.

   The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change and heightened competition in many markets. The industry consists of major domestic and international semiconductor companies, many of which have substantially greater financial and other resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. Emerging companies are also increasing their participation in the semiconductor industry. Our current and future communications products compete with, or are expected to compete with, products offered by Advanced Micro Devices, ARM, Atmel, Dallas Semiconductor, Intel, Lucent Technologies, MIPS Technologies, Mitel, Motorola, NEC, NetSilicon, Philips, PMC-Sierra, Scenix, Sharp, Texas Instruments and Toshiba. Our current and future embedded control products compete with, or are expected to compete with, products offered by Atmel, Hitachi, Intel, Microchip, Mitsubishi, Motorola, NEC, Philips, Samsung, Sanyo, Sharp, ST Microelectronics and Toshiba.

   Our ability to compete successfully in our markets depends on factors both within and outside of our control, including:

  . our ability to design and manufacture new products that implement new technologies;

  . our ability to protect our products by effectively utilizing intellectual property laws;

  .  our product quality, reliability, ease of use and price;

  .  the diversity of product line and our efficiency of production;

  .  the pace at which customers incorporate our devices into their products;
     and

  . the success of our competitors' products and general economic conditions.

   To the extent that our products achieve market acceptance, competitors typically seek to offer competitive products or embark on pricing strategies which, if successful, could harm our results of operations and financial condition materially.

Unless we maintain manufacturing efficiency and avoid manufacturing difficulties, our future profitability could be harmed.

   Our semiconductors are highly complex to manufacture and our production yields are sensitive. Our production yields may be inadequate in the future to meet our customers' demands. Production yields are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel and equipment. From time to time, we have experienced difficulties in effecting transitions to new manufacturing processes and have suffered delays in product deliveries or reduced yields. We may experience similar difficulties or suffer similar delays in the future, and our operating results could be harmed as a result.

   For example, we may experience problems that make it difficult to manufacture the quantities of our products that we anticipate producing in our
 .35 and .65 micron wafer fabrication processes. These difficulties may include:

  .  equipment being delivered later than or not performing as expected;

  .  process technology changes not operating as expected; and

  .  engineers not operating equipment as expected.

If we fail to increase production capacity, our business could be harmed.

   We believe that an important competitive factor will be our ability to increase production capacity to meet anticipated customer demands. Our failure to increase production capacity through the successful and efficient expansion of production at our Idaho facilities or to obtain wafers from outside suppliers as needed during periods of increased demand could harm our business materially. We intend to spend approximately $40 million on various capital expenditures in 2000, of which we spent approximately $10 million as of July 2, 2000. These capital expenditures may not increase our future sales or profitability.

We intend to rely on independent third-party foundry manufacturers to fabricate some of our products, including some of our communications products, and the failure of these manufacturers to deliver products or otherwise perform as requested could damage our relationship with our customers and may decrease our sales.

   We intend to rely on independent third-party foundry manufacturers to fabricate some of our products, including some of our communications products. Industry-wide shortages in foundry capacity could harm our financial results. Should we be unable to obtain the requisite foundry capacity to manufacture our complex new products, or should we have to pay high prices to foundries in periods of tight capacity, our ability to increase our revenues might be impaired. Any delay in initiating production at third-party facilities, any inability to have new products manufactured at foundries or any failure to meet our customers' demands could damage our relationships with our customers and may decrease our sales.

   Other significant risks associated with relying on these third-party manufacturers include:

  . we have reduced control over the cost of our products, delivery schedules and product quality;

  .  the warranties on wafers or products supplied to us are limited;

  . we face increased exposure to potential misappropriation of our intellectual property; and

  .  switching foundries may be costly or time consuming.

We depend on third-party assemblers and the failure of these third parties to continue to provide services to us on sufficiently favorable terms could harm our business.

   We use outside contract assemblers for packaging our products. If we are unable to obtain additional assembly capacity on sufficiently favorable terms, our ability to achieve continued revenue growth may be impaired. Shortages in contract assembly capacity could cause shortages in our products and could also result in the loss of customers. Because we rely on these third parties, we also have less control over our costs, delivery schedules and quality of our products and our intellectual property is at greater risk of misappropriation.

Our international operations subject us to risks inherent in doing business in foreign countries that could impair our results of operations.

   Approximately 55% of our net sales in the first half of 2000 were to foreign customers and we expect that international sales will continue to represent a significant portion of our net sales in the future. We maintain significant operations and rely on a number of contract manufacturers in the Philippines, Indonesia, Taiwan, Malaysia and India. Our planned acquisition of the remaining 80% interest in Qualcore will increase our international operations, as a significant portion of Qualcore's human resources are also located in India.

   We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include:

  .  economic and political instability;

  . changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

  .  transportation delays;

  .  power supply shortages and shutdowns;

  . difficulties in staffing and managing foreign operations and other labor problems;

  .  existence of language barriers and cultural distinctions;

  .  taxation of our earnings and the earnings of our personnel; and

  . other uncertainties relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

   In addition, our activities outside the United States are subject to risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations, and such fluctuations could harm our operating results materially.

Our operations are located in areas prone to natural disasters such as earthquakes, and any such natural disasters could harm our financial results significantly.

   We maintain significant operations and rely on a number of contract manufacturers in the Philippines, Indonesia, Taiwan, Malaysia and India. Our headquarters are located in Northern California. The risk of natural disasters, including earthquakes, in these regions of the world is significant to our operations. The occurrence of an earthquake or other natural disaster could disrupt our headquarters, foundry, or assembly and test capacity. Any such disruption could cause significant delays in the production or shipment of our products and we may not be able to obtain alternate capacity on favorable terms, if at all, which could harm our operating results materially.

We have changed our North American distributors, and we may lose some of our customers as a result.

   In January 2000, we announced our intention to terminate our existing relationships with our three largest distributors in North America: Arrow Electronics, Future Electronics and Unique Technologies. As of July 2, 2000, we had substantially completed the termination of our relationships with Future Electronics and Unique Technologies, and we expect to complete the termination of our relationship with Arrow Electronics by the end of the third quarter of 2000. In 1999, these three distributors collectively purchased $42.3 million of our products. In their place, we have franchised Pioneer-Standard Electronics as our sole exclusive full service distributor in North America, and in the first half of 2000, Pioneer-Standard alone purchased $12.6 million of our products. We expect that Pioneer-Standard will take over the majority of the business that we previously conducted with Arrow Electronics, Future Electronics and Unique Technologies, but this transition may not occur smoothly. Some of our products sold through distribution, such as our Z85C30 serial communication controller, are also manufactured and sold by our competitors. The distributors we have terminated may try to direct their customers to purchase these second sourced products instead of ours. Other customers may not wish to transfer their business to Pioneer-Standard. As a result, we may lose some of our business that we used to sell through our prior distributors, which could harm our operating results materially. Pioneer-Standard also distributes products of our competitors that may directly compete with our product offerings. If Pioneer-Standard chooses to promote those products over our products, our operating results could be harmed significantly. In addition, if Pioneer-Standard were to terminate our distribution agreement, we could experience a period of significant interruption of our business while we obtained other distribution channels.

A significant amount of our revenues comes from relatively few of our customers, and any decrease of revenues from these customers, or the loss of their business, could significantly harm our financial results.

   Historically we have been, and we expect to continue to be, dependent on a relatively small number of customers for a significant portion of our revenues primarily because we depend on third-party distributors to market and sell our products. These third-party distributors accounted for approximately 41% of our sales in 1999 and 45% of our sales in the first half of 2000. Our distributors may not continue to effectively market, sell or support our products. Our ten largest customers accounted for approximately 48% of our net sales in 1999 and 49% of our net sales in the first half of 2000. Arrow Electronics alone accounted for approximately 13% of our net sales in 1999 and Pioneer-Standard accounted for approximately 10% of our net sales in the first half of 2000. Particular customers may change from period to period, but we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenues in any particular period for the foreseeable future. The loss of one or more major customers or any reduction, delay or cancellation of orders by any of these customers or our failure to market successfully to new customers could harm our business materially.

   We have very few long-term contracts with our customers and, like us, our customers typically compete in cyclical industries. In the future, these customers may decide not to purchase our products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns, particularly because substantially all of our sales are made on a purchase order or sales order acknowledgment basis, which permits our customers to cancel, change or delay product purchase commitments upon 30 days notice for standard products and 60 days notice for custom products. Customers may still cancel or reschedule within these time periods, however they routinely incur a cancellation or rescheduling charge. This risk is increased because our customers can purchase some similar products from our competitors.


Changes in technologies or consumption patterns could reduce the demand for our products.

   As a result of technological changes, from time to time, our products are designed out of some devices by our customers. Any resulting decreased sales could reduce our profitability. For example, we have learned recently that a number of our customers are changing the designs of computer mouse pointing devices that they manufacture, and that as a result, these devices will no longer contain our products. Because we do not have long-term supply contracts with most of our customers, changes in the designs of their products can have sudden and significant impacts on our sales. As a result of these design changes, net sales of our computer mouse pointing devices and other computer peripheral products decreased substantially from approximately $15.6 million in the first half of 1999 to approximately $7.7 million in the first half of 2000. These reduced sales may harm our operating results materially.

We depend on key personnel, and the loss of our current personnel or our failure to hire and retain additional personnel could affect our business negatively.

   We depend on our ability to attract and retain highly-skilled technical and managerial personnel. We believe that our future success in developing marketable products and achieving a competitive position will depend in large part on our ability to identify, recruit, hire, train, retain and motivate highly skilled technical, executive, managerial, marketing and customer service personnel. Competition for these personnel is intense, especially in Northern California, where our headquarters are located, and we may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. Our failure to recruit and retain necessary technical, executive, managerial, editorial, merchandising, marketing and customer service personnel could harm our business and our ability to obtain new customers and develop new products.

We may fail to protect our proprietary rights and the cost of protecting those rights, whether we are successful or not, may harm our ability to compete.

   The measures we take to protect our intellectual property rights may be inadequate to protect our proprietary technologies and processes from misappropriation, and these measures may not prevent independent third party development of competitive products. We may not be able to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Despite our efforts to protect our proprietary rights in both the United States and in foreign countries, existing intellectual property laws in the United States provide only limited protection and, in some cases, the laws of foreign countries provide even less protection.

   Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our proprietary rights or the proprietary rights of others. Any such litigation could require us to incur substantial costs and divert significant valuable resources, including the efforts of our technical and management personnel, which may harm our business materially.

We could be subject to claims of infringement of third-party intellectual property rights, which could result in significant expense to us and/or our loss of such rights.

   The semiconductor industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. Third parties may assert claims or initiate litigation against us, our licensors, our foundries, our service providers or our customers with respect to existing or future products. Any intellectual property litigation initiated against us could subject us to significant liability for damages and attorneys' fees, invalidation of our proprietary rights, injunctions or other court orders that could prevent us from using specific technologies or engaging in specific business activities. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

  .  pay substantial damages;

  . cease using key aspects of our technologies or processes that incorporate the challenged intellectual property;

  . cease the manufacture, use, sale, offer for sale and importation of infringing products;

  .  alter our designs around a third party's patent;

  . obtain licenses to use the technology that is the subject of the litigation from a third party;

  . expend significant resources to develop or obtain non-infringing technology;

  . create new brands for our services and establish recognition of these new brands; or

  . make significant changes to the structure and the operation of our business.

   Implementation of any of these alternatives could be costly and time-consuming and might not be possible at all. An adverse determination in any litigation to which we were a party could harm our business, our results of operations and financial condition. In addition, we may not be able to develop or acquire the technologies we need, and licenses to such technologies, if available, may not be obtainable on commercially reasonable terms. Any necessary development or acquisition could require us to expend substantial time and other resources.

   Four parties have notified us that we may be infringing their patents and other intellectual property rights. In the event we determine that such notices may involve meritorious claims, we may seek a license. Based on industry practice, we believe that, in most cases, any necessary licenses or other rights could be obtained on commercially reasonable terms. However, we may not be able to obtain the licenses we need on acceptable terms and costly litigation may occur. Our failure to obtain necessary licenses or other rights or the advent of litigation arising out of such claims could materially harm our business.

We are defending several lawsuits, both in and out of the ordinary course of business; we may lose these suits and we may be subject to material judgments against us.

   In January 1998, a purported class action lawsuit was filed against us and some of our executive officers in the U.S. District Court for the Northern District of California. The plaintiffs purport to represent a class of all persons who purchased our common stock between June 30, 1997 and November 20, 1997. The complaint alleges that we and some of our executive officers made false and misleading statements regarding our business that caused the market price of our common stock to be artificially inflated during the class period. The complaint does not specify the amount of damages sought. Based upon information presently known to management, we are unable to determine the ultimate resolution of this lawsuit or whether it will harm our financial condition materially.

   In July 1996, our former insurers, Pacific Indemnity Company, Federal Insurance Company and Chubb & Son, Inc., filed a lawsuit in the Superior Court of the State of California in and for Santa Clara County. In this suit, our former insurers claim that two lawsuits brought against us were not covered by our insurance policies. In these underlying lawsuits, some of our employees and their families claimed that they suffered personal injuries and discrimination because of alleged exposure to chemicals at our manufacturing facility in Idaho in 1993 and 1994. The insurers seek reimbursement of attorneys' fees, costs and settlement funds expended on our behalf, totaling approximately $6.3 million plus interest. Based upon information presently known to management, we are unable to determine the ultimate resolution of this lawsuit or whether it will materially harm our financial condition.

   Both the purported class action lawsuit and the insurance coverage lawsuit have been and are likely to continue to be time consuming and expensive to resolve. We are also participating in other litigation and responding to claims arising in the ordinary course of business. We intend to defend ourselves vigorously in these matters. Our management believes that it is unlikely that the outcome of these matters will materially harm our business, but as the results are still undetermined, we may face liabilities that may harm our business.

We may engage in acquisitions that harm our operating results, dilute our stockholders' equity, or cause us to incur additional debt or assume contingent liabilities.

   To grow our business and maintain our competitive position, we have made acquisitions in the past and may acquire other businesses in the future. In the past, for example, we acquired substantially all of the assets and assumed the operating liabilities of Seattle Silicon Corporation in April 1999 for approximately $6.1 million. In March 2000, we acquired 20% of the common stock of Qualcore, along with an option to acquire the remaining 80% interest in Qualcore, for approximately $8.1 million, including expenses. We will exercise this option to become the sole stockholder of Qualcore after the completion of this offering. In July 2000, we acquired Calibre in exchange for 743,714 shares of our common stock, including shares of our common stock issuable upon the exercise of vested options, plus additional shares issuable pursuant to an earn-out provision.

   Acquisitions involve a number of risks that could harm our business and result in the acquired business not performing as expected, including:

  . insufficient experience with technologies and markets in which the acquired business is involved that may be necessary to successfully operate and integrate the business;

  . ineffective communication and cooperation in product development and marketing among senior executives and key technical personnel;

  . problems integrating the acquired operations, personnel, technologies or products with the existing business and products;

  . diversion of management time and attention from our core business and to the acquired business;

  . potential failure to retain key technical, management, sales and other personnel of the acquired business; and

  . difficulties in retaining relationships with suppliers and customers of the acquired business.

   In addition, acquisitions could require investment of significant financial resources and may require us to obtain additional equity financing, which may dilute our stockholders' equity, or to incur additional indebtedness.

We are subject to a variety of environmental laws and regulations and our failure to comply with present or future laws and regulations could harm our business materially.

   Our manufacturing processes require us to use various hazardous substances and, as a result, we are subject to a variety of governmental laws and regulations related to the storage, use, emission, discharge and disposal of such substances. Although we believe that we are in material compliance with all relevant laws and regulations and have all material permits necessary to conduct our business, our failure to comply with present or future laws and regulations or the loss of any permit required to conduct our business could result in fines being imposed on us, the limitation or suspension of production or cessation of our operations. Compliance with any future environmental laws and regulations could require us to acquire additional equipment or to incur substantial other expenses. Any failure by us to control the use of, or adequately restrict the discharge of, hazardous materials could subject us to future liabilities that could materially harm our business. In addition, we may be required to incur significant expense in connection with governmental investigations and/or environmental employee health and safety matters.

We have implemented and may consider implementing significant cost cutting measures, but these cost cutting measures may not result in increased efficiency or future profitability.

   Similar to other semiconductor companies, we have implemented and may consider implementing significant cost cutting measures which may include:

  .  refocusing of business priorities;

  . reallocation of personnel and responsibilities to better utilize human resources; and

  .  reductions in workforce.

   As part of our cost cutting measures, we may also consider the disposition of one or more product lines or business units. We may not be able to consummate any divestiture at a fair market price. We may also be unable to reinvest the proceeds from any disposition to produce the same level of operating profit as the divested product lines or to generate a commensurate rate of return on the amount of our investment. Our cost cutting measures may not increase our efficiency or future profitability.

                    Risks Related to Our Capital Structure

Our substantial indebtedness may limit the cash flow we have available for our operations and place us at a competitive disadvantage.

   At July 2, 2000, we had $280.0 million of consolidated long-term indebtedness and a stockholders' deficiency of $103.7 million. On an as adjusted basis, after giving effect to the repurchase of a portion of our senior notes from the proceeds of this offering, as of July 2, 2000, we would have had $210.0 million of consolidated long-term indebtedness and
stockholders' equity of $   million.

   The high degree to which we are leveraged may have important consequences to our business, including:

  . our ability to obtain additional financing for working capital, capital expenditures, product development, possible future acquisitions or other purposes may be impaired or any such financing may not be available on terms favorable to us;

  . a substantial portion of our cash flow available from operations after satisfying liabilities that arise in the ordinary course of business will be dedicated to the payment of debt service obligations, thereby reducing funds that would otherwise be available to us;

  . a decrease in net operating cash flows or an increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations; and

  . high leverage may place us at a competitive disadvantage, limit our flexibility in reacting to changes in our operating environment and make us vulnerable to a downturn in our business or the economy generally.

   To satisfy our obligations under our indebtedness, we will be required to generate substantial operating cash flow. Our ability to meet debt service and other obligations or to refinance any such obligation will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, many of which may be beyond our control. While we believe that, based on the current levels of our operations and our business plan, we will be able to meet our debt service and other obligations or to refinance our indebtedness, we may not be able to generate sufficient cash flow to service our interest payment obligations under our outstanding debt and our cash flows, future borrowings and equity financing may not be available or may be insufficient for the payment or refinancing of our debt.

The agreements governing our indebtedness may limit our ability to finance future operations or capital needs or engage in business activities that may be in our interest.

   The terms of our indebtedness contain restrictive covenants that may impair our ability to take corporate actions that we believe to be in the best interests of our stockholders, including restricting our ability to:

  .  dispose of assets;

  .  incur additional indebtedness;

  .  prepay other indebtedness or amend some debt instruments;

  .  pay dividends or repurchase our stock;

  .  create liens on assets;

  .  enter into sale and leaseback transactions;

  .  make investments, loans or advances;

  .  make acquisitions or engage in mergers or consolidations;

  .  change the business conducted by us or our subsidiaries;

  . make capital expenditures or engage in specific transactions with affiliates; and

  .  otherwise restrict other corporate activities.

   Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default, which would permit some of our creditors to cause all amounts we owe them to accelerate and become due and payable, together with accrued and unpaid interest. We may not be able to repay all our borrowings if they are accelerated, and, in such event, our business may be harmed materially and the value of our common stock could decrease significantly.

                         Risks Related to this Offering

Our stock price may be highly volatile.

   Historically, the stock prices and trading volumes for newly public companies fluctuate widely for a variety of reasons, including some reasons that are unrelated to their businesses or results of operations. Accordingly, the price at which our common stock will trade after this offering may be highly volatile for a number of reasons, including:

  .  actual or anticipated fluctuations in our results of operations;

  .  changes in expectations as to our future financial performance;

  . the announcement of new products or product enhancements by our competitors;

  . changes in our forecasted financial performance by securities analysts or the inability to obtain analyst coverage;

  .  the operating and stock price performance of our competitors; or

  .  general market conditions.

   In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. These broad market fluctuations may result in a material decline in the market price of our common stock, regardless of our operating performance.

Anti-takeover provisions in our charter documents and Delaware law could prevent a potential acquirer from buying our stock.

   Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could delay, deter or prevent a merger or acquisition that you may consider to be favorable. These provisions include:

  . authorizing the issuance of preferred stock without stockholder approval;

  . providing for a classified board of directors with staggered, three-year terms;

  .  limiting the persons who may call special meetings of stockholders; and

  .  prohibiting stockholders from taking action by written consent.

   In addition, the provisions of Delaware law impose some restrictions on mergers and business combinations even if the offer may be considered beneficial by some stockholders. These provisions prevent us from engaging, under limited circumstances, in a merger or sale of more than 10% of our assets with a stockholder who owns 15% or more of our outstanding voting stock. If a change of control is delayed or prevented by our charter documents or by Delaware law, the market price of our common stock may decline.

After this offering, our executive officers, directors and principal stockholder, whose interests may conflict with yours, will collectively control
approximately   % of our common stock.

   Upon completion of this offering, our executive officers, directors and
principal stockholder will collectively control approximately   % of our
outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring
control or merging with us. We also plan to reserve   % of the shares offered
in this offering under a directed share program in which our executive officers, directors, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the amount of stock held by persons whose interests are closely aligned with the interests of management.

An active trading market for our stock may not develop and, if one does not develop, selling your stock may be difficult.

   An active trading market for the shares of our common stock may not develop or be sustained after this offering. The initial public offering price has been determined through negotiations between the underwriters and us. The public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to the offering and the price of our common stock available in the public market may not reflect our actual financial performance.

If our existing stockholders sell a substantial number of shares of our common stock in the public market, the market price of our common stock will likely fall.

   Future sales of shares of our common stock held by our stockholders could materially harm the market price of our stock. Upon completion of this offering, we expect that:

  .       shares of common stock (or     shares if the underwriters' over-
     allotment option is exercised in full) sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except any such shares which may be acquired by an affiliate of our company;

  . 40,823,736 shares of common stock held by our existing stockholders as of July 2, 2000, will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 180 days after the date of this prospectus;

  . 743,714 shares of common stock issued in connection with our recent acquisition of Calibre will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning approximately one year from the issuance of such shares; and

  .       shares of common stock which may be issued in connection with our acquisition of the remaining 80% interest in Qualcore based on an assumed exchange ratio as described in "Recent and Pending Transactions" will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning approximately one year from the issuance of such shares.

   In addition, beginning 180 days after the completion of this offering, the holders of an aggregate of approximately 41,023,736 shares of common stock will have limited rights to require us to register their shares of common stock under the Securities Act, at our expense.

You will experience immediate and substantial dilution upon completion of this offering and may experience further dilution soon after this offering.

   Because the initial offering price of our common stock is substantially higher than the book value per share of our common stock, you will be subject
to immediate and substantial dilution of $   per share, at an assumed initial
public offering price of $   per share. This dilution is, in large part, based
on the substantially lower price our earlier investors paid for their shares of common stock than the price at which these shares are being sold in this offering. You will experience additional dilution upon the exercise of any outstanding stock options, including any options we may issue in connection of our acquisition of the remaining 80% interest in Qualcore. As a result of this dilution, you may not be able to sell your shares of common stock for more than, or even as much as, you purchased the shares in this offering and you may lose money.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "seeks," "should" or "will" or the negative of these terms or other similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important facts that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of the     shares of our
common stock we are offering will be approximately $    , or approximately
$     if the underwriters exercise their over-allotment option in full, based
upon an assumed offering price of $    per share and after deducting estimated
underwriting discounts and commissions and our estimated offering expenses of
$               .

   We intend to use a portion of the net proceeds of this offering:

  . to redeem all outstanding shares of our preferred stock for an aggregate redemption price of approximately $35.8 million, which includes accrued dividends through October 1, 2000; and

  . to repurchase $70.0 million aggregate principal amount of our outstanding senior notes for an aggregate redemption price of approximately $77.3 million, which includes a redemption premium and accrued and unpaid interest through October 1, 2000.

   Our senior notes mature on March 1, 2005 and accrue interest on the $280.0 million aggregate principal amount at 9.5% per annum. We intend to use the remaining net proceeds of this offering for working capital, capital expenditures and general corporate purposes, as well as to invest in joint ventures or other collaborative arrangements, or to invest in or acquire businesses, technologies, products or services. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

                                DIVIDEND POLICY

   We are restricted from paying any cash dividends on our common stock by the terms of the indenture governing our senior notes and the credit agreement governing our revolving credit facility as described under the caption "Management's Discussion and Analysis of Financial Condition and Result of Operations--Liquidity and Capital Resources." As a result, we do not anticipate paying any such dividends on our common stock for the foreseeable future, and instead we will retain all future earnings to fund the growth and development of our business.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of July 2, 2000 on two bases:

  .  on an actual basis; and

  .  on an as adjusted basis to reflect: (1) the receipt of the net proceeds
     from the sale of     shares of common stock in this offering at an
     assumed initial public offering price of $     per share, based upon the
     mid-point of the filing range, after deducting estimated underwriting discounts and commissions and estimated offering expenses; (2) the redemption of all outstanding shares of our preferred stock for cash;
     (3) the reclassification of all outstanding shares of our non-voting common stock into shares of our common stock; and (4) the repurchase of $70.0 million aggregate principal amount of our outstanding senior notes.

                                                         As of July 2, 2000
                                                        ----------------------
                                                         Actual    As Adjusted
                                                        ---------  -----------
                                                           (in thousands)

   Cash and cash equivalents........................... $  42,925     $
                                                        =========     =====

   Current portion of long-term debt................... $             $
   Long-term debt, net of current portion..............   280,000
   Stockholders' equity (deficiency):
     Series A cumulative preferred stock, $100.00 par
      value, 5,000,000 shares authorized; 250,000
      issued and outstanding, actual; 5,000,000 shares
      authorized, no shares issued and outstanding, as
      adjusted.........................................    25,000
     Class A non-voting common stock, $0.01 par value;
      30,000,000 shares authorized; 10,000,000 issued
      and outstanding, actual; no shares authorized, no
      shares issued and outstanding, as adjusted.......       100
     Common stock, $0.01 par value; 70,000,000 shares
      authorized; 31,120,564 shares issued and
      outstanding, actual;       shares authorized,
      shares issued and outstanding, as adjusted.......       311
   Additional paid-in capital..........................     5,391
   Deferred stock compensation.........................    (2,070)
   Accumulated deficit.................................  (132,454)
                                                        ---------     -----
       Total stockholders' equity (deficiency).........  (103,722)
                                                        ---------     -----
       Total capitalization............................ $ 176,278     $
                                                        =========     =====

   The common stock to be outstanding after the offering is based on shares outstanding as of July 2, 2000. The shares outstanding exclude:

  . 9,235,768 shares of common stock issuable, as of July 2, 2000, upon the exercise of outstanding stock options issued under our 1998 Long-Term Stock Incentive Plan, as amended, and our 1998 Executive Officer Stock Incentive Plan, as amended, at a weighted average exercise price of $3.72 per share;

  . 1,042,404 shares of common stock available, as of July 2, 2000, for future issuance under our 1998 Long-Term Stock Incentive Plan, as amended, and our 1998 Executive Officer Stock Incentive Plan, as amended;

  . 743,714 shares of common stock issued in connection with our recent acquisition of Calibre, including shares of common stock issuable upon the exercise of vested options;

  . up to 527,799 shares of common stock to be issued to former Calibre stockholders in the event that Calibre achieves specified financial goals; and

  .       shares of common stock that may be issued in connection with our acquisition of the remaining 80% interest in Qualcore based on an assumed exchange ratio as described in "Recent and Pending
     Transactions."

   See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

                                    DILUTION

   As of July 2, 2000, our net tangible book value (deficiency) was approximately $(103,722), or $(0.0025) per share of our common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by 41,120,564, the number of outstanding shares of common stock. After giving effect to our sale of the shares of common stock offered by this prospectus at an assumed initial public offering price of $
per share, the redemption of all outstanding shares of our preferred stock, and the repurchase of $70.0 million aggregate principal amount of our outstanding senior notes, our pro forma net tangible book value at July 2, 2000 would have
been $   , or $    per share. This represents an immediate increase in net
tangible book value to existing stockholders of $    per share and an immediate
and substantial dilution of $    per share to new investors. The following
table illustrates the per share dilution:

   Assumed initial public offering price per share:..................       $
     Net tangible book value (deficiency) per share before this offering as of July 2, 2000....................................  $
     Increase per share attributable to new investors................
                                                                       ----
   Pro forma as adjusted net tangible book value per share after this offering.........................................................
                                                                            ----
   Dilution per share to new investors...............................
                                                                            ====

   The following table summarizes, as of July 2, 2000, the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

                              Shares Purchased  Total Consideration      Average
                             ------------------ ---------------------   Price Per
                               Number   Percent  Amount     Percent       Share
                             ---------- ------- ---------  ----------   ---------
Existing stockholders....... 41,120,564       %  $                    %    $
New investors...............
                             ----------  -----   --------   ----------
Total.......................             100.0%  $               100.0%
                             ==========  =====   ========   ==========

   The above discussions and tables assume no exercise of any stock options outstanding at July 2, 2000. As of July 2, 2000, there were options outstanding to purchase 1,042,404 shares of common stock at a weighted average exercise price of $3.72 per share. To the extent that any of these options are exercised, there will be further dilution to the new investors.

   In addition, the above discussions and tables do not reflect the dilution
that may result from the issuance of     shares of our common stock which we
may issue to acquire the remaining 80% interest in Qualcore as described in "Recent and Pending Transactions." To the extent that the per share initial public offering price exceeds the per share price of any shares issued in connection with the Qualcore acquisition, there will be further dilution to the new investors.

   The above discussions also do not reflect the dilution that may result from the 743,714 shares of our common stock issued in connection with our recent acquisition of Calibre, including shares of our common stock issuable upon the exercise of vested options, and up to 527,799 shares that may be issued to former stockholders of Calibre in the event that Calibre achieves specified financial goals, as described in "Recent and Pending Transactions." To the extent that the per share initial public offering price exceeds the per share price of any shares issued in connection with the Calibre acquisition, there will be further dilution to the new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995, 1996 and 1997 have been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statement of operations data for the six-month periods ended July 4, 1999 and July 2, 2000 and the consolidated balance sheet data at July 2, 2000 are derived from our unaudited consolidated financial statements and include all adjustments consisting only of normal, recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The historical financial information may not be an accurate indicator of our future performance. The information in this table is presented in thousands, except per share data.

                                                                                               Six Months Ended
                                                       Year Ended December 31,                 ------------------
                                            -------------------------------------------------  July 4,   July 2,
                                              1995      1996      1997      1998       1999      1999      2000
                                            --------  --------  --------  ---------  --------  --------  --------
                                                                                                  (unaudited)
Consolidated Statement of Operations Data:
Net sales.................................  $265,122  $298,425  $261,097  $ 204,738  $245,138  $115,248  $121,015
Cost of sales.............................   135,066   175,319   171,722    163,315   158,768    80,204    71,137
                                            --------  --------  --------  ---------  --------  --------  --------
Gross margin..............................   130,056   123,106    89,375     41,423    86,370    35,044    49,878

Research and development..................    24,546    30,548    30,467     28,846    32,777    15,521    18,840
Selling, general and administrative.......    41,943    47,934    47,806     54,317    59,082    29,104    29,904
Special charges...........................       --        --        --      38,620     4,686     4,686     1,191
                                            --------  --------  --------  ---------  --------  --------  --------
Operating income..........................    63,567    44,624    11,102    (80,360)  (10,175)  (14,267)      (57)

Interest income...........................     3,034     2,733     3,167      3,755     2,567     1,175     1,458
Interest expense..........................      (358)     (290)     (275)   (24,375)  (28,954)  (14,445)  (14,522)
Other, net................................      (360)     (911)      832       (796)     (324)     (228)     (296)
                                            --------  --------  --------  ---------  --------  --------  --------
Income (loss) before income taxes and
 equity investment........................    65,883    46,156    14,826   (101,776)  (36,886)  (27,765)  (13,417)

Provision (benefit) for income taxes......    23,418    16,155     2,965    (14,248)    1,004       500       265
                                            --------  --------  --------  ---------  --------  --------  --------
Income (loss) before equity loss..........    42,465    30,001    11,861    (87,528)  (37,890)  (28,265)  (13,682)

Equity in loss of Qualcore Group, Inc. ...       --        --        --         --        --        --       (297)
                                            --------  --------  --------  ---------  --------  --------  --------
Net income (loss).........................    42,465    30,001    11,861    (87,528)  (37,890)  (28,265)  (13,979)

Less: preferred stock dividends...........       --        --        --       2,928     3,965     1,917     2,189
                                            --------  --------  --------  ---------  --------  --------  --------
Net income (loss) attributable to common
 stockholders.............................  $ 42,465  $ 30,001  $ 11,861  $ (90,456) $(41,855) $(30,182) $(16,168)
                                            ========  ========  ========  =========  ========  ========  ========
Net income (loss) per common share:
  Basic...................................  $   2.21  $   1.51  $   0.59  $   (2.46) $  (1.04) $  (0.75) $  (0.40)
  Diluted.................................      2.09      1.47      0.57      (2.46)    (1.04)    (0.75)    (0.40)
Weighted average common shares
 outstanding:
  Basic...................................    19,172    19,896    20,233     36,789    40,238    40,134    40,822
  Diluted.................................    20,285    20,454    20,676     36,789    40,238    40,134    40,822

                                                                          Six Months Ended
                                   Year Ended December 31,               -------------------
                         ----------------------------------------------  July 4,    July 2,
                           1995      1996     1997     1998      1999      1999      2000
                         --------  --------  ------- --------  --------  --------  ---------
                                                                            (unaudited)
Other Consolidated
 Financial Data:
EBITDA(1)............... $ 89,478  $ 91,307  $75,684 $ 19,259  $ 46,555  $ 21,354  $  21,555
Cash provided by (used
 in) operating
 activities.............   54,862    91,636   72,644   (5,072)   24,379    14,712    (1,033)
Cash provided by (used
 in) investing
 activities.............  (71,389)  (96,941)   1,073   (7,190)  (14,200)  (10,617)  (18,461)
Cash provided by (used
 in) financing
 activities.............   16,276    13,032    2,956  (29,066)     (229)     (262)     1,613
Capital expenditures....   79,346   117,065   38,437   21,317     8,269     4,686     10,405
Depreciation and
 amortization...........   27,214    48,315   63,750   61,795    52,368    31,228     21,087

                                         December 31,
                         ---------------------------------------------    July 2,
                           1995     1996     1997     1998      1999       2000
                         -------- -------- -------- --------  --------  -----------
                                                                        (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $ 81,608 $ 68,923 $106,311 $ 50,856  $ 60,806   $  42,925
Working capital.........  102,761   88,567  131,594   46,807    55,562      43,843
Total assets............  353,430  401,066  415,639  297,071   284,286     267,706
Total long-term debt....      --       --       --   280,000   280,000     280,000
Total preferred stock...      --       --       --    25,000    25,000      25,000
Stockholders' equity
 (deficiency)...........  278,864  325,280  340,482  (48,231)  (89,768)   (103,722)

--------
(1) EBITDA represents earnings (losses) before interest, income taxes, depreciation, amortization of intangible assets, non-cash stock compensation expenses, equity in loss of Qualcore and special charges. We believe EBITDA is a widely accepted financial indicator of a company's historical ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to operating income or to cash provided/(used) for operating activities, each as measured under generally accepted accounting principles. Additionally, EBITDA as we are using the term may not be comparable to similarly titled measures reported by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those risks set forth in "Risk Factors" and elsewhere in this prospectus.

Overview

   We were founded in 1974 as a designer, developer and manufacturer of 8-bit microprocessors and have evolved over our 25-year operating history into a designer, manufacturer and marketer of semiconductor micro-logic devices for use in the growing communications and embedded control markets. Using proprietary technology, we provide advanced devices that our customers design into their end products. Our devices enable data communications and telecommunications companies to process and transmit information and also enable a broad range of consumer and industrial electronics manufacturers to control the functions and performance of their products.

   The semiconductor industry in which we currently operate is dynamic and growing rapidly. The Semiconductor Industry Association estimates that total industry revenues were $92 billion during the first half of 2000, which represents an increase of 36% over total revenues of $67 billion during the first half of 1999. The industry's growth reflects a recovery that began in the second half of 1998. Prior to the recovery, sales in the semiconductor industry had been in decline since 1996 due to reduced average selling prices resulting primarily from excess semiconductor manufacturing capacity and the Asian economic crisis. The Semiconductor Industry Association estimates that total industry revenues will continue to grow at a compound annual growth rate of 28% through 2001.

   Prior to February 1998, our common stock had been publicly traded on the New York Stock Exchange under the symbol "ZLG." On February 27, 1998, we consummated a merger with an affiliate of Texas Pacific Group, and in connection with that transaction we ceased having publicly traded equity. Since the merger was structured as a recapitalization with a continuing minority stockholder group, our financial statements still reflect our historical basis of accounting. After the merger, our strategy has changed significantly. Under the guidance of our current Chief Executive Officer, Curtis J. Crawford, who joined us at the time of the merger, we added a new management team and restructured our operations. Our restructuring activities have included streamlining various production facilities and outsourcing our assembly operations. In addition, we have shifted our focus to serving the communications and embedded control markets.

   In 1998 we undertook restructuring actions to reposition our cost structure in light of the downturn that the semiconductor industry was then experiencing, including:

  . We terminated 33 sales and headquarters personnel, 120 people in our Idaho wafer manufacturing facilities and 384 people in our Philippines assembly operations and incurred charges of approximately $5.3 million relating to these actions. We also shifted production at our Idaho fabrication site into our newer and more efficient eight-inch wafer fabrication facility in order to achieve lower production costs and provide assembly flexibility; and

  . We closed our entire assembly operation in the Philippines and moved production to several contractors in Southeast Asia, which improved our pricing, cycle times and quality and allowed us to focus resources on product design, wafer manufacturing, product testing and customer support.

   In April 1999, we acquired the net assets of Seattle Silicon Corporation, net of cash acquired, in a transaction valued at $5.9 million paid in a combination of cash and assumption of some liabilities of Seattle Silicon. This company, which is now our Seattle design center, engages in product design for analog and complex electronic systems contained on a single silicon chip. In connection with this acquisition, we recorded a $1.0 million charge for purchased in-process research and development projects.

   In July 1999, we changed the estimated useful lives on some of the equipment in our eight-inch wafer fabrication facility from five to seven years, based on the recent qualification of a new .35 micron wafer manufacturing process and the transfer of additional production into this facility. This change in accounting estimate reduced depreciation expense by $9.1 million during 1999, and we expect it to decrease depreciation by $14.3 million in 2000 compared to the amount we would have recorded under our previous useful life estimates. In the second quarter of 2000, we reclassified our military product line from our communications segment to our embedded control segment. Information for historical periods has been reclassified to conform to the current organizational structure.

   In June 2000, to allocate greater resources to our growing communications segment, we refocused our operations by transferring 12 people to our communications group from our other business groups. We further reduced the number of people dedicated to these other business groups by 24. We recorded a restructuring charge of $1.2 million and a $0.9 million charge related to inventory write-offs.

   Our communications segment focuses on developing efficient solutions that address the speed and capacity requirements of the next generation of Internet and telecommunications infrastructures and devices. We currently offer a wide variety of products and we plan to introduce many more products. These include the eZ80 Internet Engine family of 8-bit microprocessors, samples of which are available now, with commercial availability expected in the fourth quarter of 2000, and the Cartezian Communications Engine family of processors, which we expect to be commercially available in late 2001. Revenues from our communications segment increased 10.9% to $47.2 million in the first half of 2000 from $42.5 million in the first half of 1999.

   Within our embedded control segment, we have focused our resources on the growing field programmable microcontroller market. During the first half of 2000, our revenues from our field programmable microcontroller unit grew 11.3% to $32.8 million compared to $29.4 million for the first half of 1999. Our other unit within our embedded control segment is home entertainment, which experienced a 5.5% decline in net sales for the first half of 2000 as a result of our decision to exit from less profitable product lines. For example, the net sales from the peripheral product line of our home entertainment unit declined 50.7% to $7.7 million in the first half of 2000, compared to $15.6 million in the same period in 1999.

   We sell our products through two channels, direct sales to original equipment manufacturers and sales through third-party distributors. During the first half of 2000, original equipment manufacturers accounted for 55% of our total net sales, and distributors accounted for 45% of total net sales. During the same period, our total net sales were comprised of approximately 45% domestic sales and 55% international sales. Some of our agreements with distributors allow limited right of return and price protection on merchandise unsold by the distributors. We recognize revenue when we transfer the title of our goods to our customers, including distributors, generally upon shipment. Appropriate reserves are provided for returns and price allowances.

   In January 2000, in order to streamline our distribution channels, we announced our intention to terminate our existing relationships with our three largest distributors in North America: Arrow Electronics, Future Electronics and Unique Technologies. In 1999, these three distributors collectively purchased $42.3 million of our products. In their place, we have franchised Pioneer-Standard Electronics as our sole exclusive full service distributor in North America. Pioneer-Standard has committed a much larger base of resources to us than our prior three distributors combined. As of July 2, 2000, we had substantially completed the termination of our relationships with Future Electronics and Unique Technologies, and we expect to complete the termination of our relationship with Arrow Electronics by the end of the third quarter of 2000. As a result of the termination of our relationships with our previous distributors and the commencement of our relationship with Pioneer-Standard as our sole service distributor in North America, there may be an initial decrease in net sales as these previous distributors sell their existing inventories of our products to Pioneer-Standard.

   During the six months ended July 2, 2000, we issued stock options to employees that have exercise prices below the deemed fair value of our common stock. Accordingly, we recorded deferred compensation of $2.2 million, representing the excess of the fair market value of the common stock on the date of grant over the options' exercise price. Deferred compensation expense is being amortized ratably over the four-year option vesting period and totaled $0.1 million for the six months ended July 2, 2000.

Results of Operations

   The following table sets forth statements of operations data expressed as a percentage of net sales for the periods indicated. For the six-month periods ended July 2, 2000 and July 4, 1999, the information is derived from our unaudited consolidated statements of operations. This information is expressed as a percentage of net sales and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                        Six Months Ended
                           Year Ended December 31,      --------------------
                           --------------------------   July 4,     July 2,
                            1997     1998      1999       1999        2000
                           -------  -------   -------   --------    --------
                                                           (unaudited)
Net sales................    100.0%   100.0%    100.0%      100.0%      100.0%
Cost of sales............     65.8     79.8      64.8        69.6        58.8
                           -------  -------   -------    --------    --------
Gross margin.............     34.2     20.2      35.2        30.4        41.2

Research and
 development.............     11.6     14.1      13.4        13.5        15.6
Selling, general and
 administrative..........     18.3     26.5      24.1        25.2        24.7
Special charges..........      --      18.9       1.9         4.1         1.0
                           -------  -------   -------    --------    --------
Operating income (loss)..      4.3    (39.3)     (4.2)      (12.4)       (0.1)
Interest income..........      1.2      1.8       1.0         1.0         1.2
Interest expense.........     (0.1)   (11.9)    (11.8)      (12.5)      (12.0)
Other, net...............      0.3     (0.4)     (0.1)       (0.2)       (0.2)
                           -------  -------   -------    --------    --------
Income (loss) before
 income taxes and equity
 loss....................      5.7    (49.8)    (15.1)      (24.1)      (11.1)
Provision (benefit) for
 income taxes............      1.2     (7.0)      0.4         0.4         0.2
Equity in loss of
 Qualcore Group, Inc.....      --       --        --          --         (0.2)
                           -------  -------   -------    --------    --------
Net income (loss)........      4.5%   (42.8)%   (15.5)%     (24.5)%     (11.5)%
                           =======  =======   =======    ========    ========

Six Months Ended July 2, 2000 and July 4, 1999.

   Net Sales. Our net sales increased 5.0% to $121.0 million for the six months ended July 2, 2000 from $115.2 million for the six months ended July 4, 1999. The increase was primarily the result of higher unit shipments of communications products and partially the result of higher overall average selling prices. Net sales of products in our communications segment increased 10.9% to $47.2 million for the six months ended July 2, 2000 as compared to $42.5 million for the six months ended July 4, 1999. This increase resulted primarily from higher unit shipments of serial communication controllers and other network processor products. Net sales of products in our embedded control segment increased 1.3% to $73.7 million for the six months ended July 2, 2000, as compared to $72.7 million for the six months ended July 4, 1999. This increase resulted primarily from higher unit shipments of military, infrared remote and one-time programmable microcontrollers, which are a subset of our field programmable microcontrollers unit, and was offset partially by a 50.7% decline in sales of peripheral products. During the six months ended July 2, 2000, net sales of our peripheral products were $7.7 million compared to $15.6 million in the six months ended July 4, 1999. We expect this trend to continue and to result in sales of peripheral products at or below current levels in the foreseeable future. Our primary customer for our military products placed what we believe to be a last time buy order for these products in the second quarter of 2000. We intend to discontinue our line of military products by the end of 2000. During the six months ended July 2, 2000, net sales of military products were $4.2 million.

   Gross Margin. Our cost of sales represents the cost of our wafer fabrication, assembly and test operations. Cost of sales fluctuates, depending on manufacturing productivity, product mix, equipment utilization and depreciation. Gross margin as a percentage of net sales improved to 41.2% for the six months ended July 2, 2000 from 30.4% for the six months ended July 4, 1999. The improvement in gross margin was primarily attributable to our change in the estimated useful lives of certain equipment used in our eight-inch wafer fabrication facility during the third quarter of 1999. As a result of this change in accounting estimate, our depreciation expense was $9.1 million lower than would have been recorded under the previous depreciation schedule in the six months ended July 2, 2000. In addition, our gross margin improved as a result of higher net sales, cost reduction programs and increased factory utilization.

   Research and Development Expenses. Research and development expenses increased 21.4% to $18.8 million for the six months ended July 2, 2000 from $15.5 million for the six months ended July 4, 1999. The increase in research and development expense was attributable primarily to higher product development costs, including spending at our new design centers in India, Seattle and Fort Worth. Research and development expense during the six months ended July 2, 2000 also included $0.9 million of amortization relating to goodwill and other intangible assets acquired in connection with our Seattle and Fort Worth design centers. During the six months ended July 2, 2000, both of our business segments were engaged in new product development projects, including eZ80 and Cartezian microprocessors, .35 micron one-time programmable microcontrollers and integrated television controller products. Our research and development headcount also increased from 150 employees as of July 4, 1999 to 173 employees as of July 2, 2000. We expect this trend in the increase of research and development expenses to continue.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 2.7% to $29.9 million for the six months ended July 2, 2000 from $29.1 million for the six months ended July 4, 1999. The increase resulted primarily from higher compensation and employee benefit related costs. In addition, commissions and marketing expenses were higher in connection with increased sales.

   Special Charges. We recognized special charges of $1.2 million in the six months ended July 2, 2000, consisting of $1.0 million of severance and related benefits and $0.2 million of asset write-offs and contractual liabilities. These charges relate to a restructuring of operations intended to focus our human and financial resources on our communications segment. We terminated approximately 24 people in connection with this action and an additional 12 were re-deployed from other areas of our business into our communications segment. In the six-month period ended July 4, 1999, we recorded special charges of $3.7 million for write-downs of equipment held for sale and $1.0 million of purchased in-process research projects in connection with the acquisition of assets from Seattle Silicon.

   Other Income/(Expense), Net. Interest income represents interest earned on cash and cash equivalent balances, all of which have a maturity of less than ninety days. Interest expense is comprised primarily of interest on our senior notes and amortization of deferred financing costs. We incur approximately $26.6 million in interest coupon payments and $1.4 million in amortization of deferred financing costs annually on our senior notes.

   Income Taxes. Our provision for income taxes was $0.3 million for the six months ended July 2, 2000 compared to $0.5 million for the six months ended July 4, 1999. Our tax provisions in 1999 and 2000 related to the foreign jurisdictions in which we operate where profits have been or are expected to be earned. Because of our overall loss position, we established a full valuation allowance for the tax assets originating from current year losses and we have not realized any benefit in the 2000 tax rate. We will continue to evaluate the future utilization of the deferred tax assets on a quarterly basis. In addition, changes in our share ownership may restrict our ability to utilize our net operating loss carryforwards.

   Equity in Loss of Qualcore. Our equity in loss of Qualcore for the six months ended July 2, 2000 primarily represents $0.4 million of goodwill amortization associated with our 20% equity ownership interest in Qualcore. Goodwill on the Qualcore investment is being amortized over a five-year period.

Years Ended December 31, 1999 and 1998

   Net Sales. Our net sales of $245.1 million in 1999 increased 19.7% over net sales of $204.7 million in 1998. The increase was attributable primarily to higher unit shipments for most of our product lines as a result of improved market conditions. Net sales from our communications segment grew 31.0% to $84.7 million in 1999 compared to 1998, which was the result of higher unit shipments of serial communications and modem products and slightly higher average selling prices for most product lines. In 1999, net sales from our embedded control segment increased 14.5% to $160.4 million as a result of increased unit shipments, particularly of one-time programmable microcontrollers, while average selling prices remained unchanged from the prior year. This improvement was offset by a decline in sales of peripheral products as our products were designed out of some mouse-type pointing device applications. As a result, the bookings rate for peripheral products decreased substantially in the second half of 1999 to approximately $9.9 million as compared to approximately $17.0 million in the first half of 1999. Bookings for our peripherals products decreased from $35.9 million in 1998 to $26.9 million in 1999. In 1999, net sales of our home entertainment unit increased 9.8% to $96.1 million from 1998 due to higher unit shipments, offset partially by slightly lower average selling prices of both television products and infrared remote control products.

   Net sales of our products in the Americas in 1999 increased 14.6% to $113.3 million from $98.9 million in 1998. Net sales of our products in Asia, including Japan, in 1999 increased 27.6% to $105.8 million, and net sales of our products in Europe increased 13.4% to $26.1 million in 1999.

   Gross Margin. Gross margin as a percent of net sales improved to 35.2% in 1999 from 20.2% in 1998. This improvement was a result of higher net sales and related increases in factory utilization, our cost reduction programs and reduced depreciation expense, particularly in our eight-inch wafer fabrication facility. We completed the outsourcing of our assembly operations to subcontractors in the first quarter of 1999. Effective July 5, 1999, we changed the estimated useful lives of some of our machinery and equipment located in our eight-inch wafer fabrication facility in Idaho from five to seven years. This change in accounting estimate resulted in a $9.1 million reduction of depreciation expense in the second half of 1999 as compared to the amount that would have been recorded under the previous useful life estimates. Had the accounting change been in effect for the full year in 1999, it would have resulted in an approximately $18.2 million reduction in depreciation expense compared to the amount that would have been recorded under the previous useful life estimates.

   Late in the third quarter of 1998, we implemented two actions to reduce the cost structure of our wafer fabrication facilities in Idaho. These actions reduced the workforce by 20% and changed the shift structure to accommodate the transfer of more wafer manufacturing into our more efficient, eight-inch fabrication facility from our five-inch facility. We continue to manufacture wafers at or near the staffed capacity of the five-inch facility. In addition, we were able to negotiate significant reductions in raw material prices.

   Research and Development Expenses. Research and development expenses increased to $32.8 million in 1999 from $28.8 million in 1998 but decreased slightly as a percentage of sales, dropping to 13.4% in 1999 from 14.1% in 1998. The 1999 increase in research and development spending was due principally to higher product and design tool development costs, including expenses associated with the our new design centers in India and Seattle. During 1998, our research and development expenditures were focused on technology for our new .35 micron wafer fabrication process, new and enhanced product development, and new customer development tools. Product development in 1998 was primarily in the areas of modem and modem modules, home entertainment, and Z8Plus microprocessor core products.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $59.1 million in 1999 from $54.3 million in 1998 and decreased as a percentage of net sales to 24.1% in 1999 from 26.5% in 1998. The increase in selling, general and administrative spending in 1999 was due primarily to increased personnel costs, product advertising, promotion and trade show expenses and higher commission on increased sales volume.

   Special Charges. During 1999, we recorded special charges of $4.7 million. Approximately $1.0 million was purchased in-process research and development expense related to several partially developed semiconductor product designs that were acquired through the acquisition of Seattle Silicon in April 1999. We also recognized a $3.7 million charge for the write-down to estimated net realizable value of some test equipment. The carrying value of assets at December 31, 1999 was $0.9 million and was recorded in other current assets on the consolidated balance sheet. The net realizable value of these assets held for disposal was based on an independent appraisal.

   In 1998, we recorded special charges of $38.6 million, which included expenses of $33.3 million in connection with our recapitalization merger with the Texas Pacific Group affiliate and expenses of $5.3 million related to the restructuring of operations. Those charges consisted primarily of executive severance costs, employee stock option buy-outs, retention bonuses for existing employees, new executive bonuses, bridge loan fees and consulting fees and expenses. We incurred restructuring charges totaling approximately $5.3 million. Of this amount, approximately $4.6 million was related to manufacturing operations and approximately $0.7 million was related to sales and headquarters operations. The restructuring costs reflect our strategy to align worldwide operations with market conditions, improve the productivity of our manufacturing facilities by leveraging our technology investments and renew our focus on the distribution channel. Restructuring actions related to manufacturing operations took place in the third and fourth quarters of 1998. The third quarter restructuring costs consisted of approximately $1.7 million for severance pay and benefits for terminated employees. These actions reduced our workforce in our Idaho wafer fabrication facilities by approximately
120 positions and eliminated 33 positions in sales and headquarters operations. The restructuring costs for the fourth quarter of 1998 consisted of approximately $2.4 million for severance pay and benefits for terminated employees and $1.2 million for fixed asset write-offs related to the closure of our assembly operations in the Philippines. In connection with these actions, we completed the transition of our assembly operations to subcontractors. The benefits that subcontractors provide include advanced packaging technology, as well as competitive pricing, cycle times and quality. In addition, outsourcing assembly operations permits us to mitigate future capital expenditures in this area.

   Interest Expense. Interest expense increased to $29.0 million in 1999 from $24.4 million in 1998. The increase resulted from the first full year of interest expense on our senior notes issued in conjunction with our recapitalization merger in February 1998.

   Income Taxes. Our provision for income taxes in 1999 reflects foreign income taxes for the jurisdictions in which we were profitable as well as foreign withholding taxes. The 1998 tax benefit rate of 14.0% reflected benefits from the carryback of operating losses, net of foreign income and withholding taxes. Based on available evidence, including our cumulative losses to date, we have provided a full valuation allowance of $28.5 million against our net deferred tax assets.

Years Ended December 31, 1998 and 1997

   Net Sales. During 1998, like other companies in the semiconductor industry, we experienced a general decline in net sales and average selling prices. Net sales in 1998 were $204.7 million, compared to $261.1 million in 1997, a decrease of 21.6%. The decline in 1998 net sales from 1997 was attributable primarily to a decrease in sales of our communications products and weaker distribution sales as distributors reduced inventory levels during the first nine months of 1998. These decreases reflected both lower unit volume shipments and a lower average selling price. Since communications products typically have higher average selling prices than the average selling prices of our other products, the unit volume reduction of communication product shipments resulted in an overall average selling price decline in 1998.

   Net sales of our products in the Americas were $98.8 million in 1998, a decline of 26.9% from 1997. The decrease was primarily the result of lower unit volume of communications products. Net sales of our products in Asia were $82.9 million, including Japan, a decrease of 16.4% over the prior year due to the turmoil in several of the economies comprising that region. Net sales of $23.0 million in Europe dropped 14.6% from the prior year.

   Gross Margin. Gross margin as a percent of net sales was 20.2% in 1998 compared to 34.2% in 1997. The lower gross margin in 1998 was attributable primarily to lower net sales, particularly communications products, and the under-utilization of wafer fabrication manufacturing capacity.

   Research and Development Expenses. Research and development expenses in 1998 were $28.8 million or 14.1% of net sales compared to $30.5 million or 11.7% of net sales in 1997. During 1998, our research and development expenditures were focused on technology for our new .35 micron wafer fabrication process, new and enhanced product development, and new customer development tools. The decrease in 1998 research and development expenses, as compared to 1997, was due primarily to a decrease of $2.8 million in tooling and wafer mask expenses which were offset partially by an increase in depreciation expense for our tool development laboratory.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses in 1998 increased 13.6% to $54.3 million compared to $47.8 million in 1997. The 1998 increase over 1997 levels was related primarily to increased rent and operating costs associated with our new headquarters facility, increased information systems costs, and higher payroll and travel expenses, including $1.5 million for a sales conference.

   Special Charges. In 1998, we recorded special charges of $38.6 million, which included expenses of $33.3 million in connection with our recapitalization merger and expenses of $5.3 million related to the restructuring of operations. These charges consisted primarily of executive severance costs, employee stock option buy-outs, retention bonuses for existing employees, new executive bonuses, bridge loan fees, and consulting fees and expenses. We incurred restructuring charges totaling approximately $5.3 million. Of this amount, approximately $4.6 million was related to manufacturing operations and approximately $0.7 million was related to sales and headquarters operations.

   Other Income/(Expense), Net. Interest expense increased to $24.4 million in 1998 from $0.3 million in 1997. The increase was primarily attributable to interest on our senior notes issued in conjunction with our recapitalization merger in February 1998.

   Income Taxes. Our benefit for income taxes was 14.0% in 1998 compared to a provision for income taxes of 20.0% in 1997. The 1998 rate reflects the benefit of refundable taxes related to our overall loss position and realization of deferred tax assets based on the reversal of taxable temporary differences, offset by foreign taxes. The provision for income taxes in 1997 was lower than the expected tax rate due to the impact of tax exempt interest income, foreign earnings taxed at a lower rate than the U.S. federal tax rate and the reinstatement of the research and development tax credit.

Quarterly Financial Information

   The following table sets forth our statement of operations data for the three-month periods ended April 4, July 4, October 3 and December 31, 1999, and April 2 and July 2, 2000. Our year end is December 31 with interim results based on fiscal quarters of thirteen weeks of duration ending on the last Sunday of each quarter. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical quarterly results are not necessarily indicative of results for the entire year or for any future period. The information in this table is presented in thousands.

                                      Quarter Ended (unaudited)
                          ------------------------------------------------------
                                                        Dec.
                          Apr. 4,   Jul. 4,   Oct. 3,    31,    Apr. 2,  Jul. 2,
                            1999      1999     1999     1999     2000     2000
                          --------  --------  -------  -------  -------  -------
Net sales...............   $54,209   $61,039  $64,528  $65,362  $59,518  $61,497
Cost of sales...........    38,410    41,794   39,488   39,076   34,860   36,277
                          --------  --------  -------  -------  -------  -------
Gross margin............    15,799    19,245   25,040   26,286   24,658   25,220

Research and
 development............     7,263     8,258    8,476    8,780    9,761    9,079
Selling, general and
 administrative.........    14,506    14,598   14,786   15,192   15,489   14,415
Special charges.........       --      4,686      --       --       --     1,191
                          --------  --------  -------  -------  -------  -------
Operating income
 (loss).................    (5,970)   (8,297)   1,778    2,314     (592)     535
Interest, net...........    (6,619)   (6,651)  (6,644)  (6,473)  (6,510)  (6,554)
Other, net..............       (85)     (143)     180     (276)    (316)      20
                          --------  --------  -------  -------  -------  -------
Income (loss) before
 income taxes and equity
 loss...................   (12,674)  (15,091)  (4,686)  (4,435)  (7,418)  (5,999)
Provision (benefit) for
 income taxes...........       250       250      250      254      132      133
Equity in loss of
 Qualcore Group, Inc. ..       --        --       --       --       --      (297)
                          --------  --------  -------  -------  -------  -------
Net income (loss).......  $(12,924) $(15,341) $(4,936) $(4,689) $(7,550) $(6,429)
                          ========  ========  =======  =======  =======  =======

   Strong sales in the fourth quarter of 1999, followed by a decline in the first quarter of 2000, reflect fourth quarter seasonality caused by increased holiday demand from our customers in the home entertainment and consumer products markets. Our higher gross margin levels beginning in the second quarter of 1999 reflect the cost cutting measures we implemented during the second half of 1998 and the first quarter of 1999 and a reduction in depreciation expense resulting from a change in accounting estimate made in the last half of 1999. Research and development expenses have grown steadily quarter to quarter primarily as a result of increased investment in product development and support tool design for communication products and field programmable microcontrollers, the asset acquisitions from Seattle Silicon in the second quarter of 1999 and Production Languages in the fourth quarter of 1999 and the opening of our India design center in the fourth quarter of 1999. Lower selling, general and administrative expenses during the second quarter of 2000 primarily reflect a reduction of incentive payroll expenses.

   In connection with our increased focus on our communications segment, we recognized special charges of $1.2 million in the quarter ended July 2, 2000, consisting of $1.0 million of severance and related benefits and $0.2 million of asset write-offs and contractual liabilities. In the quarter ended July 4, 1999, we recorded special charges of $3.7 million for write-downs of equipment held for sale and $1.0 million for purchased in-process research projects related to our acquisition of assets from Seattle Silicon.

   We have experienced, and expect to continue to experience, fluctuations in revenues and operating results from quarter-to-quarter for a variety of reasons which are more fully set forth under the caption "Risk Factors--Our quarterly operating results are likely to fluctuate and may fail to meet expectations, which may cause our stock price to decline." As a result of these factors, we believe that quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. Our operating expenses, especially our manufacturing expenses, are based on anticipated revenues. If we are unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results.

Liquidity and Capital Resources

   Our primary cash needs are debt service, working capital and capital expenditures. We meet these needs with our operating cash flow, cash on hand and available credit lines. As of July 2, 2000, we had cash and cash equivalents of approximately $42.9 million. Additionally, we have a senior secured credit facility from a commercial lender that provides for total borrowings of up to $40.0 million, consisting of a three-year revolving credit facility of up to $25.0 million and a five-year capital expenditure line of up to $15.0 million which expire on December 30, 2001 and 2003, respectively. The calculated availability under this credit facility was $34.9 million as of July 2, 2000. Borrowings under the credit facility bear interest at a rate per annum equal, at our option, to the commercial lender's stated prime rate or the London Interbank Overnight Rate, commonly known as LIBOR, plus 2.0% (9.2% at July 2, 2000) for the revolving credit facility and the commercial lender's prime rate plus 1.0% (10.5% at July 2, 2000) or LIBOR plus 3.0% (10.2% at July 2, 2000) for the capital expenditure line. There were no borrowings under either facility as of July 2, 2000.

   During the six months ended July 2, 2000, our operating activities used net cash of $1.0 million, which was primarily attributable to our overall net loss of $14.0 million, an increase in our inventories and a decrease in our accounts payable, partially offset by non-cash items, including $21.1 million of depreciation and amortization. During the six months ended July 4, 1999, our operating activities provided net cash of $14.7 million which was primarily attributable to an $8.3 million increase in other accrued and noncurrent liabilities. In addition, our operating cash flow was improved by the effect of non-cash items including $31.2 million of depreciation and amortization, a write-down of assets held for disposal of $3.7 million and an in-process research and development charge of $1.0 million, partially offset by our $28.3 million net loss.

   During 1999, our operating activities generated net cash of $24.4 million which was primarily attributable to an increase in accounts payable, accrued compensation and employee benefits and other accrued and non-current liabilities of $23.3 million and adjusted by non-cash items including depreciation and amortization of $52.4 million, a write-down of assets held for disposal of $3.7 million and a charge for purchased in-process research and development of $1.0 million. These items were offset by a net loss of $37.9 million and an increase in inventories, accounts receivable and other assets of $18.3 million. Cash used by operating activities was $5.1 million for 1998, while cash provided by operations was $72.6 million for 1997. The use of cash by operating activities in 1998 was primarily due to our net loss, which was the result of reduced sales when compared to 1997, $38.6 million in special charges, as a result of our recapitalization merger and restructuring, and approximately $24.4 million of interest expense, primarily associated with our senior notes, none of which existed in 1997. These amounts were partially offset by depreciation and amortization of $61.8 million, and a $10.7 million reduction of inventory levels and cash provided by an improvement in accounts receivable collections.

   During the six months ended July 2, 2000, our investing activities used cash of $18.5 million consisting of $10.4 million of capital expenditures and $8.1 million, including expenses, for the acquisition of a 20% equity investment in Qualcore with an option to purchase the remaining 80% interest. We accounted for this investment in Qualcore using the equity method. During the six months ended July 4, 1999, our investing activities used cash of $10.6 million consisting of $4.7 million of capital expenditures and $5.9 million for the acquisition of the assets of Seattle Silicon. We used $14.2 million in cash for investing activities in 1999. We invested $8.3 million in capital expenditures primarily for new test equipment, product development tools and computer system upgrades and $5.9 million for the acquisition of the net assets of Seattle Silicon. In 1998, cash used for investing activities was $7.2 million as we invested $21.3 million primarily in manufacturing equipment, computer systems and office upgrades. This use of cash was partially offset by $14.1 million in proceeds received from the sale of short-term investments. In 1997, cash provided by investing activities of $1.1 million was attributable to the sale of short-term investments, which were almost entirely offset by capital expenditures in the amount of $38.4 million.

   During the six months ended July 2, 2000, cash provided from financing activities totaled $1.6 million and related primarily to $2.1 million of proceeds received from issuances of common stock which were offset by principal payments under capital leases of $0.5 million. Cash used by financing activities of $0.2 million in 1999 was from principal payments under capital leases offset by exercises of stock options. Cash used by financing activities for 1998 was $29.1 million, while cash provided by financing activities in 1997 was $3.0 million. The use of cash by financing activities in 1998 was primarily for cash transactions related to our recapitalization merger including cash used to retire shares of common stock and costs and fees associated with the merger. Cash provided by financing activities in 1998 was $280.0 million of gross proceeds from the sale of our senior notes and an equity investment by an affiliate of Texas Pacific Group and several other investors of $117.5 million, both of which were used for the purchase of pre-merger outstanding common stock. Cash provided by financing activities in 1997 was primarily from exercises of stock options and purchases under our stock purchase plan.

   We incurred substantial indebtedness in connection with our recapitalization merger. We currently have $280.0 million in aggregate principal amount of senior notes outstanding which are publicly traded and subject us to the reporting requirements of the Securities Exchange Act of 1934. Our ability to make scheduled principal payments, or to pay the interest, premium if any, or to refinance our indebtedness, including the senior notes, or to fund capital and other expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. The agreement governing our senior notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to incur particular types of additional indebtedness, issue particular types of capital stock, pay dividends or distributions, make investments or other payments, enter into transactions with affiliates, dispose of particular types of assets, incur liens and engage in mergers and consolidations. The senior notes will mature on March 1, 2005. Interest on the senior notes accrues at the rate of 9.5% per annum and is payable semi-annually in arrears on March 1 and September 1, to holders of record on the immediately preceding February 15 and August 15, respectively. After giving effect to the application of a portion of the proceeds from this offering to the repayment of senior notes, as of July 2, 2000 approximately $210.0 million of senior notes would have been outstanding.

   We have financed our cash requirements for working capital and capital expenditures primarily through internally generated cash flows and existing cash reserves. We intend to spend approximately $40.0 million in capital expenditures in 2000, primarily for expansion of our sub-micron wafer fabrication capacity in Idaho, of which $10.4 million had been spent as of July 2, 2000. We also intend to pay approximately $9.9 million to Curtis J. Crawford, our Chief Executive Officer, related to a previously recorded deferred compensation arrangement after completion of this offering. Based upon the current level of operations, our management believes that cash flow from operations, available cash and available borrowings under the credit facility will be adequate to meet our future requirements for working capital, capital expenditures, and other expenditures and scheduled interest payments on our indebtedness, including the senior notes, for at least the next 12 months. We cannot assure you, however, that the business will generate sufficient cash to enable us to service our indebtedness, including the senior notes, or make anticipated capital and other expenditures.

New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board, or FASB, issued Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, or FAS No. 133. FAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting rules for different types of hedges. Adoption of this statement is required in the year ending December 31, 2001 and is not expected to have any impact on our results of operations or financial condition.

   In December 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101. SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have reviewed SAB 101 and are evaluating the effect of its application to our financial statements.

   In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB No. 25, or FIN 44. FIN 44 clarifies the application of APB No. 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but some provisions of FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 did not have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio and long-term debt obligations. We do not use derivative financial investments in our investment portfolio. Our primary investment objectives are to preserve capital and maintain liquidity. These objectives are met by investing in high quality credit issuances and limiting the amount of credit exposure to any one company. We mitigate default risk by investing in only the highest quality securities and monitoring the credit ratings of such investments. We have no cash flow exposure due to rate changes for our cash equivalents or the senior notes, as these instruments have fixed interest rates.

   The table below presents principal amounts and related average interest rates by year of maturity for our cash equivalents and debt obligations as of July 2, 2000 (dollars in thousands):

                                                                          Fair
                                            2000      2005     Total     Value
                                           -------  --------  --------  --------
   Cash equivalents
     Fixed rate........................... $40,980  $    --   $ 40,980  $ 40,980
     Average interest rate................    6.49%      --       6.49%      --
   Long-term debt
     Fixed rate........................... $   --   $280,000  $280,000  $239,400
     Stated interest rate.................     --       9.50%     9.50%      --

                                    BUSINESS

Our Business

   We are a worldwide designer, manufacturer and marketer of semiconductor micro-logic devices for use in the growing communications and embedded control markets. Using proprietary technology that we have developed over our 25-year operating history, we provide advanced devices that our customers design into their end products. Our devices, which often include related application software, typically combine a microprocessor and/or digital signal processor, memory and input and output functions on a single semiconductor. Our communications devices enable data communications and telecommunications companies to process and transmit information. These devices include serial communication controllers and network processors used in communication networks for voice and data transmission. Our embedded control devices enable a broad range of consumer and industrial electronics manufacturers to control the functions and performance of their products. These devices control such functions as the speed of a motor, the on-screen display of a television or videocassette recorder and the charging cycle of a battery charger.

   Our primary strategic focus is to become a key semiconductor technology enabler of people's increasing ability to be connected to each other and to their electronic devices at any time and from anywhere. We call this concept Extreme Connectivity. Our two distinct business segments--communications and embedded control--develop solutions to address critical aspects of Extreme Connectivity. For example, our communications segment focuses on developing efficient solutions that address the speed and capacity requirements of the next generation of Internet and telecommunications infrastructures and devices. Recently, we have increased the focus of our human and financial resources on our communications segment in response to growth in the Internet infrastructure and telecommunications markets. Our embedded control segment provides solutions for controlling electronic devices that have the potential to be connected through wired and wireless networks.

Our Industry

   The Semiconductor Industry Association estimates that total industry revenues were $92 billion during the first half of 2000, which represents an increase of 36% over total revenues of $67 billion during the first half of 1999. The semiconductor market is comprised of five broad product segments: micro-logic, other logic, memory, analog and discrete devices. We compete in the micro-logic device segment, which, according to the Semiconductor Industry Association, represented $52 billion, or approximately 35% of the semiconductor market's total sales in 1999. Total sales in this segment are forecast to grow at a compound annual growth rate of 19% through 2001.

   Micro-logic devices are processor-based semiconductors that include microprocessors, microcontrollers and digital signal processors which typically process information, output data or control signals according to programmed instructions and various external inputs. Micro-logic devices also include microperipherals which operate in conjunction with these processor-based devices to provide systems support or to control communications, graphics and images, mass storage, voice and other user input systems.

   Semiconductor manufacturers target the micro-logic market through both application specific standard products, or ASSPs, which are tailored for a specific application but are not proprietary to a single customer, and general purpose products, which are neither application nor customer specific. We design, manufacture and market ASSPs targeted at the communications portion of the micro-logic device segment, and both ASSPs and general purpose products targeted at the embedded control portion of the micro-logic device segment.

   Communications Market. One of the most powerful forces behind the need for specialized micro-logic devices has been the rapid development of communications networks such as intranets and the Internet, as businesses and consumers seek immediate access to more information and entertainment in an increasingly networked society. International Data Corporation, or IDC, estimates that the number of devices worldwide with Internet access grew from approximately 14 million in 1995 to 237 million in 1999 and estimates that approximately 462 million Internet-connected devices will exist by the end of 2001. Similarly, the amount of content available on the Internet is increasing rapidly. For example, IDC estimates that the number of web pages worldwide grew from approximately 18 million in 1995 to approximately 2 billion in 1999 and will increase to approximately 7 billion by 2001.

   The greater volume of network traffic evidenced by these increases, as well as the emergence of streaming audio and video content and transaction-intensive e-commerce websites, have strained the ability of networks to process and transmit information quickly. These factors have created the need for increased communications and Internet infrastructure capacity, or bandwidth. To increase bandwidth, many communications products are required to process greater amounts of information in less time. All of these products, therefore, need high levels of performance from the micro-logic devices embedded within them.

   Embedded Control Market. As consumer and industrial product manufacturers seek to enhance the value of their products by increasing functionality, performance and ease of use, they are embedding more advanced control devices into their designs. Embedded control devices may enable manufacturers to differentiate their products, replace less efficient electromechanical devices, add product functionality and reduce product costs. Today, embedded control devices are used in a broad range of everyday products such as personal digital assistants, telephones, televisions, thermostats, battery chargers, garage door openers, heaters, air conditioners and a variety of other consumer and industrial products.

   Microcontrollers are currently available in 4-bit through 32-bit architectures. Although 4-bit microcontrollers are relatively inexpensive, typically costing less than $1.00 each, they generally cannot provide the levels of performance and spectrum of features that design engineers require to differentiate their products today. These 4-bit microcontrollers are typically used only to produce basic functionality in simpler products. While 32-bit architectures offer very high levels of performance, they typically cost more than $7.00 each. As a result, manufacturers of competitive, high-volume products have increasingly found 8-bit microcontrollers, which typically cost less than $2.00 each, to be the most cost-effective embedded control solution. For example, a cellular phone battery charger will typically utilize an 8-bit microcontroller to monitor and control the charging cycle to ensure that the battery charges rapidly and does not overcharge.

Customer Requirements

   Manufacturers of communication, industrial and consumer products continually strive to provide products with higher performance and greater functionality. To achieve this goal, these manufacturers are requiring their semiconductor suppliers to provide higher levels of device integration and higher performance in terms of faster processing speed, lower power consumption and smaller size, all at a reduced time-to-market.

   Higher Levels of System Integration. Manufacturers of communications, industrial and consumer equipment are requiring semiconductor suppliers to integrate more functionality onto individual semiconductor devices, which has resulted in the reduction of the number of components used in their products. By reducing the number of individual components, manufacturers of end-products are able to offer more compact products with the potential for lower aggregate costs, reduced power consumption and increased performance.

   Higher Levels of Performance. Customers of many segments of the semiconductor market require ongoing improvements in performance such as faster processing speed, lower power consumption and/or smaller size. For example, the need to quickly route data around the Internet places a premium on increased processing speed. The desire to extend battery life in cellular phones places a premium on reduced power consumption. Similarly, the need to equip cellular phones with more functions is driving semiconductor manufacturers towards advanced, higher density packaging techniques.

   Accelerated Time-to-Market. Semiconductor customers require solutions that enable them to reduce the time they must spend getting their new products to market. By introducing their products before their competitors do, these customers may achieve greater market share and profitability. In response to these requirements, semiconductor suppliers are offering their customers highly integrated devices that accelerate their customers' design and production processes. Semiconductor suppliers also provide various forms of support tools and services to assist their customers in achieving rapid development cycles for new products. These tools include easy-to-use software and hardware, application notes, reference designs, sample application software and various kinds of field or centralized customer support.

Our Competitive Strengths

   We have over 25 years of experience selling semiconductor devices in the micro-logic market. As a pioneer in this industry, we believe that our brand name is respected and well recognized in our markets. We have established strong, long-standing relationships with numerous customers that are leaders in their respective markets. More recently, we have increased our focus on the high-growth communications segment of the semiconductor market.

   Our extensive experience as a supplier to the micro-logic market has allowed us to develop the following key competitive strengths, which we believe differentiate us from many of our competitors:

   Proven Track Record of Technological Innovation. We have a proven track record of technological innovation that extends from the Z80, which has been in production for over 25 years and is now one of the world's largest selling 8-bit microprocessor architectures, to the new Z80S183 microprocessor, which extends the Z80 family by providing analog-to-digital and digital-to-analog capabilities for wireless communications device manufacturers. Our latest innovations, the eZ80 Internet Engine and the Cartezian Communications Engine, focus on expanding the capacity and connectivity of the Internet and the extensive communications infrastructure. We have approximately 250 engineers who are working to develop new products and manufacture processes to meet the needs of our customers.

   Extensive Product Portfolio. Our expertise in communications processor core design, semiconductor architectural development and digital signal processing has enabled us to develop serial communication controllers and network processors designed to meet the capacity and connectivity needs of the communications industry. We also produce microcontroller-based devices for the embedded control market, including field programmable microcontrollers for consumer and industrial devices, on-screen display technology for the television market, violence-blocking chips, also known as V-chips, for parental control of television viewing, universal and multi-brand remote controls and infrared keyboards. All of these embedded control products are supported by an extensive set of Windows(R)-based development tools and proven application assistance. Our proprietary library of reusable intellectual property facilitates our ability to rapidly develop new products to meet the needs of our customers.

   Prominent Customer Base. We have developed relationships with over 5,000 original equipment manufacturers and end-users, many of which are leaders in their respective markets. By collaborating with customers in an interactive product design and development process, we have been able to establish long-standing strategic relationships, which solidify our customer base and help us to define our next generation products. In our communications segment, we have collaborated with such customers as Alcatel, Cisco Systems, Hypercom, Lucent Technologies, Nortel and Texas Instruments. In our embedded control segment, we have collaborated with such customers as Black & Decker, Hitachi, Samsung and Thomson/RCA.

   Excellence in Manufacturing. Our manufacturing facilities in Idaho feature advanced manufacturing processes and equipment, such as the .35 micron one-time programmable process. These facilities have been awarded three International Standards Organization certifications, commonly known as ISO certifications, by the National Standards Authority of Ireland: the ISO 9001 and 9002 certifications for quality management and the ISO 14001 certification for implementation of an extensive environmental management system. These facilities also have received the Idaho Governor's Quality Award and the Idaho Association of Commerce and Industry's Environmental Excellence Award. In addition, our test facility in the Philippines has received ISO 9002 and ISO 14001 certifications from SGS International Certification Services AG of Zurich, Switzerland.

   Strong and Experienced Management Team. We have assembled a strong and experienced management team at both the administrative and the operating levels. Our Chairman, President and Chief Executive Officer, Curtis J. Crawford, joined us in 1998 and was formerly Group President of the Microelectronics Group and President of the Intellectual Property Division of Lucent Technologies. Our senior management team includes 14 individuals with an average of more than 15 years of management service.

Our Strategy

   Our objective is to be a key technology enabler of Extreme Connectivity. Our key business strategies include:

   Focusing on High-Growth Opportunities in the Communications Market. We are developing advanced semiconductor solutions that leverage our existing expertise in communications technologies to focus on high-growth opportunities in the communications market. For example, we are developing advanced network and Internet processor devices to help expand the capacity of the Internet infrastructure. These devices include the Cartezian Communications Engine family of products for manufacturers of network routers and switches, and the eZ80 Internet Engine family of products for embedded web servers, gateways and wireless data modems. In addition, we are dedicating increased human and financial resources to developing new applications and relationships with new customers for our existing and future communications products.

   Targeting Attractive Segments of the Embedded Control Market. We offer a large selection of application specific standard products, as well as general purpose devices, that address the embedded control needs of a broad range of consumer and industrial customers. We target products that offer attractive revenue and margin growth potential, such as field programmable microcontrollers. According to the market research firm Semico, unit sales of field programmable microcontrollers are forecast to grow at a compound annual growth rate of 33% between 1999 and 2002. We have begun to capitalize on the growth in this market. For example, revenues attributable to our one-time programmable microcontrollers grew 49% from the first half of 1999 to the first half of 2000. Our devices feature a variety of memory configurations, low voltage and power, small packaging and ease of use that allow electronics manufacturers to differentiate their products, add product functionality and reduce product costs.

   Delivering Value-Added Solutions to Our Customers. We are focused on providing advanced semiconductor solutions that assist our customers in adding functionality and enhancing the performance of their products. Our efforts in this regard include:

  . Collaborating Closely with Customers. We work closely with our customers to jointly define our next generation products. We believe that our strong relationships are a competitive advantage, enabling us to target our research and development investments more effectively and to maximize the quality of our decisions on the function, features, performance, market timing and pricing requirements of our devices.

  . Integrating System Functionality into Our Solutions to Enhance Performance. High levels of integration can enable our customers to significantly reduce the number of individual components used with our semiconductor solutions, which can improve system assembly yields, reduce required board space and enhance performance. We achieve high levels of integration by actively developing advanced intellectual property that we integrate into our semiconductors and thereby increase the value we are able to provide to our customers. We also acquire advanced intellectual property from outside sources. For example, in connection with our recently announced Cartezian family of communications processors, we were the first announced licensee of Tensilica's high performance 32-bit Xtensa(TM) reduced instruction set computing, or RISC, core. We expect this family of processors to provide communications equipment manufacturers with faster processing and greater space savings, lower power consumption and lower cost per communications channel.

  . Helping Customers Realize Rapid Time-to-Market. We believe that the combination of our integrated engineering and wafer fabrication capabilities enable us to provide rapid design and cost-effective production of micro-logic devices for targeted markets. We enable our customers to quickly design our new products into their systems by providing advanced, intuitive development tools such as our ZiLOG Developer's Studio, or ZDS. In addition, we are working with suppliers of third party development tools to facilitate compatibility of their systems with our devices. We are increasing the number of application notes, reference designs and sample software applications that we make available to our customers in order to facilitate the initiation of their design processes. Through our web site, our customers may download ZDS and development tool documentation and may access a search engine that helps them to quickly select the best product for their specific needs. For high volume original equipment manufacturers, we provide extensive worldwide field applications engineering support, which further decreases time-to-market for our customers.

   Pursuing Strategic Acquisitions. We pursue key acquisitions to support our growth strategy. Since April 1999, we have acquired three companies that provide specialized design capabilities, complementary technologies, design and engineering resources and/or an opportunity to enter attractive new markets. In addition, we will exercise our option to acquire the remaining 80% interest in Qualcore after this offering, which we expect to provide us with an extensive intellectual property library, rapid design services capability and 114 additional product development engineers.

   Utilizing Efficient Manufacturing. We balance our commitment to rapidly deliver highly integrated, high performance solutions to our customers with our desire to maximize our return on invested capital. We intend to continue production of wafers in our own facilities and to augment that production by using external foundries as appropriate. By utilizing both internal and external manufacturing resources, we believe we will both optimize our access to leading edge manufacturing processes and available capacity as well as reduce our capital and operating infrastructure requirements. As part of our manufacturing strategy, we intend to continue to utilize third party contractors to assemble and package our products, which has enabled us to improve our pricing, cycle times and quality and has allowed us to focus resources on product design, wafer manufacturing, product testing and customer support.

Products and Applications

   We rely on our knowledge, experience, customer relationships and expertise in micro-logic devices to target products to compete in the growing communications and embedded control markets. We work closely with industry leaders in our target markets to design application specific standard products and general purpose products that are used for a wide variety of applications. Through our customer relationships, we have been able to provide innovative solutions and thereby attract multiple customers that compete in the same markets.

   We currently offer approximately 850 products that are sold in a wide selection of configurations to over 5,000 original equipment manufacturers and end-users worldwide in the communications and embedded control markets.

   Existing Communications Products and Applications.

   We provide high-performance programmable communications processors that are adaptable to a variety of communications applications. Our communications products are designed to process the flow of information in communications equipment. The following table identifies our best-selling existing communications products and the applications targeted by these products:

      Existing Communications
             Products                                       Applications

 Serial Communication Controllers
  (SCCs)                             Switches and Line Cards
-----------------------------------------------------------------------------------------
 Z80S180 Microprocessors             General purpose processors
                                     Internet gateways
                                     Printer controllers
                                     Cameras
                                     Point-of-Sale terminals
                                     Wide Area Network (WAN) gateways
-----------------------------------------------------------------------------------------
 Z80181 and Z80182 Communication     WAN controllers
 Processors                          Intelligent serial communication processors
                                     Modems and industrial controls for embedded Internet
                                      communication processing
                                     Small office / small business routers
-----------------------------------------------------------------------------------------
 Z80S183 Microprocessors             Wireless data modems
                                     Remote access and controls
-----------------------------------------------------------------------------------------
 Z80382 Data Communication           Local Area Network (LAN) gateways
 Processors                          Integrated Services Digital Network (ISDN) gateways
-----------------------------------------------------------------------------------------
                                     General purpose, high-speed and mobile infrared
 Infrared Data Transceivers (IrDA)   communications for:
                                      -Personal digital assistants
                                      -Mobile telephones
                                      -Pagers
                                      -Handheld appliances
                                      -Notebook personal computers
                                      -Personal printers
                                      -Network access points
                                      -Universal Serial Bus (USB) infrared data adapters
                                      -Digital cameras
                                      -Wristwatches
-----------------------------------------------------------------------------------------
 Wireless Connectivity Application   File transfers
 Software:                           Data synchronization
  -xConnect                          Wireless printing
  -FileConnect                       Wireless connectivity management
  -PrintConnect
  -SyncMonitor

   Serial Communication Controllers. We created the market for serial communication controllers, commonly known as SCCs, in 1981 with the introduction of our high-level data link controller, or HDLC. These controllers are microperipherals used in switches to code and decode information that enable voice and data communications to be transmitted and received over telephone lines. We continue to serve this market and provide a wide range of serial communication controllers with varied functions. In particular, we have focused on single and dual channel SCCs that are used in everyday communications.

   Z80S180 Microprocessors. The Z80S180 microprocessor is the successor to the Z180, which expanded the reach of our earlier line of Z80 products to markets such as point-of-sale, industrial control, gaming and personal digital assistant devices. In 1991, we integrated the Z180 with SCC peripherals to produce one of the first network processors to reach the data communication and telecommunication markets.

   Z80181 and Z80182 Communication Processors. The Z80181 and Z80182 are 8-bit microprocessors with high-speed communication ports for Internet communication processing. Unlike other 8-bit processors, the Z80182 includes complete Internet connectivity software, including a fully compliant transmission control protocol/Internet protocol stack, commonly referred to as a TCP/IP stack, and a hyper text transfer protocol, commonly referred to as HTTP, web server, as well as an integrated hyper text markup language, or HTML, development environment.

   Z80S183 Microprocessors. In the third quarter of 1999, we introduced the Z80S183, a general purpose microprocessor that focuses on industrial control and electronic transactions and provides Internet software stacks that enable communications between stand-alone Internet connected devices. This microprocessor is able to convert voice and data information from an analog format into a digital format, and vice versa, helping to speed transmission and reduce the cost of communications. This product offers an extended set of communication peripherals that are suitable for use in complex applications in various segments of the communications market, including the wireless personal digital assistant and point-of-sale device markets.

   Z80382 Data Communication Processor. Our Z80382 data communication processor is suitable for a broad range of applications, from general purpose use through high-end local area networks, also known as LANs, and wide area networks, also known as WANs. With general purpose industry standard architecture, or ISA, and personal computer memory card international association, or PCMCIA, interfaces, this device is designed for use in stand-alone, desktop and laptop applications.

   Infrared Data Transceivers. Infrared data transceivers are used for point-to-point wireless data transmission between a variety of electronic appliances, including notebook computers, mobile phones and personal digital assistants. We supply transceivers designed for general purpose data communications in today's ultra-compact, power conscious portable products such as mobile phones, wristwatches and handheld computers. We also supply the needs for faster data communications of personal computers, network access points, digital cameras and printers.

   Wireless Connectivity Application Software. Our wireless connectivity application software enables the management of a wireless connection and the transfer of data between personal computers and mobile appliances such as mobile phones, handheld computers and portable printers.

   Communications Products in Development.

   We anticipate commencing commercial shipments of our newest communications processors over the next 18 months. The following table identifies these products and the applications for which they are intended:

  Communications Products In
         Development                              Applications

  Cartezian Communications
   Engine                      Voice-over Internet Protocol (VoIP) routers
                               Internet gateways
                               Local Area Network (LAN) gateways
                               Integrated Services Digital Network (ISDN) gateways
                               Wide Area Network (WAN) gateways
                               Digital Subscriber Lines (DSL)
                               Asynchoronous Transfer Mode
                               Small office/home office routers
                               Cable modems
----------------------------------------------------------------------------------
  eZ80 Internet Engine         Factory automation
                               Facility management
                               Voice-over Internet Protocol
                               Point-of-Sale terminals
                               Internet appliances
                               Storage area networks
----------------------------------------------------------------------------------
  ZiLOG Communication
   Controllers                 Local Area Network (LAN) gateways
  (ZCCs)                       Integrated Services Digital Network (ISDN) gateways
                               Wide Area Network (WAN) gateways
                               Network controllers
----------------------------------------------------------------------------------
  Z80S188 Microprocessors      Internet gateways
                               Point-of-Sale terminals
                               Internet appliances
                               Electronic games
                               Home and office security systems

   Cartezian Communications Engine. Our Cartezian Communications Engine, which we expect to introduce in the second half of 2001, is a family of embedded communications processors that will be designed to combine the efficiency of reduced instruction set computing, known as RISC, with the high-end performance of digital signal processors or DSPs. The Cartezian solution is being built around multiple, high performance processing elements supported by an extensive set of communications peripherals and software stacks. The Cartezian Communications Engine will embed a main processor to handle system control and data manipulation, a digital signal processor to process voice and a communication engine to configure and manage the interfaces to support these different media. This product is expected to bridge between LANs and WANs, providing the flexibility and performance necessary to handle varying network access technologies, such as ISDN, DSL, cable modems and asynchronous transfer mode. Cartezian Communications Engines will include all the software stacks that are required to enable these communications processes and protocols to operate together.

   One of the main features of Cartezian products will be Voice-over Internet Protocol, or VoIP. The first generation of our Cartezian products is expected to provide four-channel VoIP capability and a low-cost system solution for expanded voice and data transfer for the home, small office and small business. We expect that the next generation of Cartezian processors will expand to provide eight channels of VoIP capability to provide data communications solutions for larger businesses. We expect that subsequent generation Cartezian processors will target higher capacity switches that enable and facilitate the communication of voice, data and video between businesses and their discrete systems.

   eZ80 Internet Engine. The eZ80 Internet Engine, which is expected to be available in the fourth quarter of 2000, is a high-performance 8-bit embedded microprocessor enabling Internet connectivity and a clear migration path for existing Z80 and Z180 customers. This new eZ80 architecture is expected to enable the processor to function 10 to 16 times faster than the widely used Z80 processor while occupying only one-quarter of the space and consuming less than half of the power. Using a multiply accumulator, as found in digital signal processors, the eZ80 Internet Engine is expected to be able to execute secure communications algorithms with Internet connected applications and equipment, whether consumer or industrial, from anywhere its user accesses the Internet.

   The eZ80 Internet Engine will include Internet connectivity software that will allow users to communicate with their devices through the Internet using HTML, the Internet's standard communication language. This software is expected to simplify and reduce the customers' product development cycle time.

   Both the eZ80 Internet Engine and Cartezian Communications Engine will offer TCP/IP, the standard of Internet communication, and HTTP to enable users to code their applications in HTML. This software suite will provide web management capability to its user from any point of Internet access to remotely manage, control, diagnose and reconfigure products in which these processors are embedded. We believe that this software solution will reduce the time our customers invest in getting their products to market.

   ZiLOG Communication Controller. Building on the established technologies used in our serial communication controllers, we are currently developing a higher-end SCC which we refer to as the ZiLOG Communication Controller, or ZCC. We anticipate that this controller will deliver eight physical channels that will have the capacity to carry 256 phone calls simultaneously, significantly more than the 128 phone calls carried by the largest capacity SCC currently available. We intend to introduce the ZCC by early 2001.

   Z80S188 Microprocessors. We anticipate introducing our newest microprocessor, the Z80S188, during the fourth quarter of 2000. The Z80S188 is expected to be compatible with the products designed with the existing Z80S180 and will augment our similar existing products with an extended suite of software that will offer additional functionality to the customers' end product. The Z80S180 will offer TCP/IP, the most popular protocol of Internet communication, and HTTP to enable customers to code their application in HTML. As in the Cartezian Communications Engine and eZ80 Internet Engine, the combination of these software items in the suite will provide web management capability to remotely manage, control, diagnose and reconfigure the product in which the Z80S188 is embedded from any point of Internet access. We expect that this suite of software programming will reduce the time our customers must spend getting their products to market.

   Existing Embedded Control Products and Applications.

   We provide embedded controllers that are adaptable for use in a variety of consumer products and industrial equipment. These microcontrollers are designed to provide increased functionality, performance and ease of use in the products in which they are embedded. The following table identifies our best-selling existing embedded control products and the applications targeted by these products:

          Existing Embedded Control
                  Products                             Applications
  -----------------------------------------------------------------------------
    Home Entertainment

    eZSelect Vertical Blanking Interval    Closed caption decoding
    Decoders                               Parental control V-chips
                                           Auto time set
                                           Station call letters
  -----------------------------------------------------------------------------
    eZVision On-Screen Display Controllers Television on-screen displays
  -----------------------------------------------------------------------------
    Infrared Remote Controllers            Infrared remote controls for:
                                            - Multi-brand televisions
                                            - Videocassette recorders
                                            - Set-top box remote controls
                                           Infrared keyboards

    Field Programmable Microcontrollers

                                           Microcontrollers for use in consumer
    Z8 Microcontrollers,                   and industrial applications,
    Z8Plus Microcontrollers                such as:
                                            - Battery chargers
                                            - Appliance controls
                                            - Garage door openers
                                            - Exercise equipment
                                            - Electric toothbrushes
                                            - Security systems
                                            - Automated utility meter readers
                                            - Point-of-Sale terminals
                                            - Telephones
                                            - Keyboards
                                            - Pointing devices (e.g., computer
                                           mouse)

   eZSelect Vertical Blanking Interval Decoders. Our vertical blanking interval products exploit the portion of a television signal that carries information other than video or audio such as test signals, closed caption displays, electronic program guides, program rating information, extended data services and teletext information. Our products, such as the V-chip, decode closed captioning and program rating information to allow consumers to block offensive television content and provide the auto time-set function for televisions and video cassette recorders.

   eZVision On-Screen Display Controllers. We are a leading supplier of television on-screen display controllers. On-screen display controllers enable manufacturers to develop unique on-screen graphics and to generate text in any language for the display of special icons and information such as channel numbers and volume settings, as well as electronic program guide information. The hardware and software development tools for this allow the user to create and test proposed new television screen designs quickly and economically using a personal computer display, shortening the overall design cycle.

   Infrared Remote Controllers. We are a leading supplier of 8-bit microcontrollers for television, video cassette recorder, cable and satellite set-top box remote control applications. We offer a complete family of efficient low-voltage, large memory-size Z8 microcontrollers customized for use in battery-operated infrared remote control and infrared keyboard applications. We specialize in multi-brand or universal remote controls that support up to 300 infrared codes and consolidate multiple single-function infrared remotes into one multifunction remote control.

   Z8 and Z8Plus. The Z8 is a standard microcontroller that has been in use for over 20 years. This microcontroller is used in a wide variety of everyday products from battery chargers to coffeepots. Based on this standard technology, we have developed the next generation Z8 microcontroller, the Z8Plus. The Z8Plus offers higher performance and functionality than the Z8 while reducing noise output and power requirements.

   Embedded Control Products in Development.

   We intend to introduce our newest embedded control products over the next nine months. The following table identifies these new embedded control products, as well as the markets and applications for which they are intended:

       Embedded Control
   Products In Development                     Applications
  ---------------------------------------------------------------------------
    Home Entertainment

    Digital video decoders  Digital video decoding with on-screen display
                            Integrated vertical blanking interval decoding
                            Deflection control

    Field Programmable
   Microcontrollers

    Wizard Microcontrollers Multiple applications for consumer and industrial control
    Muze Microcontrollers   products, such as:
                             - Motor controls
                             - Appliance controls
                             - Battery chargers
                             - Security systems

   Digital Video Decoders. As television performance and price become more competitive, manufacturers must continually strive to reduce overall costs. Multi-chip modules and system-on-a-chip solutions that integrate the multiple microcontrollers in current chassis designs into a single chip or module are being sought. Video processing is a rapidly-growing area within the television and video arenas.

   The first video decoder product, scheduled to be commercially available in the first half of 2001, will offer a single-chip alternative to the multiple-chip television controllers currently available. The first video decoder product is expected to provide an advanced, multi-standard video decoder, powerful on-screen display engine and deflection control for projection television and direct view color television. This product will process analog broadcast signals digitally to provide a high quality video picture.

   Wizard Microcontrollers. We are developing the Wizard family of field programmable microcontrollers that are based on the Z8Plus microcontroller and will contain at least 4,000 bytes of one-time programmable memory and 128,000 bytes of random access memory, otherwise known as RAM. The Wizard family will contain a series of analog peripherals on a chip designed for use in motor control applications in appliances, power tools, vending machines and office products. The Wizard family will also provide a high level of system integration features that may result in lower costs for our customers. Other members of the Wizard family will be designed for use in many other applications that need to control analog functions, such as battery chargers and security systems. The Wizard family is expected to be in production beginning in the first quarter of 2001.

   Muze Microcontrollers. We have recently announced our development of the Muze family of field programmable microcontrollers. The ten products in the Muze family will be based on the Z8 microcontroller and will have one-time programmable memory capabilities ranging from 4,000 to 64,000 bytes. This microcontroller family, scheduled to begin production in the fourth quarter of 2000, is expected to have many applications including, for example, security systems, industrial control and appliances.

Development Tools

   We offer a comprehensive set of low cost and easy-to-learn application development tools. These tools enable system designers to quickly and easily program our microcontrollers and processors for specific applications and are a key factor for obtaining design wins.

   ZiLOG's Developer Studio, which we refer to as ZDS, is a complete stand-alone software program that provides an all-in-one development environment for designers using our comprehensive line of development tools. ZDS integrates a language-sensitive editor, project manager C-compiler, assembler, linker and symbolic debugger that supports our entire line of Z8, Z8Plus, eZ80, Z80S180 and DSP processors. ZDS provides a standard user interface that revolves around a Windows(R)-based environment. The program contains an integrated set of windows, document views, menus and toolbars which enable developers to create, test and refine applications without having to alternate from one screen or program to another.

   Many independent companies also develop and market application development tools and systems that support our standard product architecture. We believe that familiarity with, and adoption of, our and third-party development systems by an increasing number of product designers will be an important factor in the future selection of our products. These development tools allow design engineers to develop thousands of applications from our standard products.

Customers, Sales and Marketing

   We use a total marketing approach to build relationships with a targeted list of original equipment manufacturers, distributors and end-users in the communications and embedded control markets. The following is a list of our top customers in terms of sales, by business segment, over the six months ended July 2, 2000:

       Communications Customers   Embedded Control Customers
     ---------------------------------------------------------
       Alcatel                    Black & Decker
       Cisco Systems              Chamberlain Group
       Handspring                 Daewoo
       Hypercom                   Digital Security Controls
       Hewlett-Packard            Hitachi
       Lucent Technologies        Icon Health & Fitness
       Multi-Tech Systems         Recoton/STD Manufacturing
       Nortel                     Samsung
       Palm Computing             SMK
       Texas Instruments          Thomson/RCA

   To effectively market our products to our customers, we utilize a well-trained and highly-skilled direct sales and distribution sales force, a customer-centric website, technical documentation that includes product specifications and application notes, development tools and reference designs, sales promotional materials, targeted advertising and public relations activities, and involvement in key trade shows and technical conferences in North America, Europe and Asia. In the first half of 2000, we derived approximately 55% of our net sales from direct sales to original equipment manufacturers, compared to 59% in 1999, and 45% from sales through distributors, compared to 41% in 1999.

   We have instituted a unique team-based selling approach for reaching high-volume customers in the communications market. After key customers are identified, a cross-functional team of our employees contacts their key decision-makers and we present the customer with all aspects of the solution represented by the various disciplines on the team. Our teams provide a comprehensive view of our products that enables the customer to make an informed decision more easily. By using this method, we have generated substantial interest in our new communications products among the leaders in the communications industry.

   Our direct sales force of approximately 100 people focuses on four geographic areas: Americas, Europe, Asia and Japan. We have sales offices located in the metropolitan areas of Atlanta, Austin, Boston, Campbell,

Chicago, Cleveland, Dallas, El Paso, Los Angeles, Minneapolis, Philadelphia, Portland, San Diego, Beijing, Hong Kong, Kuala Lumpur, London, Munich, Seoul, Shanghai, Shenzhen (China), Singapore, Soemmerda (Germany), Taichung City (Taiwan), Taipei, Tokyo, Toronto and Vancouver.

   We provide direct customer support through our field application engineers, who are located in our sales offices around the world and work directly with local customers in close consultation with our factory-based technical specialists. Field application engineers typically develop technology expertise in a market segment that is most prominent in their geographic areas. These engineers provide significant aid to the customer throughout the design process. Customer support for the Americas and Japan is handled by our customer support center in Austin, Texas. This facility provides responses for customers' technical questions, product availability and order entry administration. Our local area sales offices handle customer service functions for Asia and Europe.

   In January 2000, we announced an exclusive full-service distribution agreement with Pioneer-Standard in North America and our intention to terminate our existing relationships with our three largest distributors in North
America: Arrow Electronics, Future Electronics and Unique Technologies. In 1999, these three distributors collectively purchased $42.3 million of our products. By virtue of this exclusive agreement, we receive more dedicated sales and marketing resources from Pioneer-Standard than from our previous three distributors combined. These resources include sales representatives focused full-time on our business. co-operative trade advertising, seminars and workshops to train design engineers about our products, direct mail advertising and collateral materials and website pages dedicated to our products. As of July 2, 2000, we had substantially completed the termination of our relationships with Future Electronics and Unique Technologies, and we expect to complete the termination of our relationship with Arrow Electronics by the end of the third quarter of 2000.

   Pioneer-Standard accounted for approximately 10.4% of our net sales during the first half of 2000. During the years ended December 31, 1999 and 1998, Arrow Electronics accounted for approximately 12.6% and 10.5% of our net sales, respectively. In early 2000, we terminated our North American distribution agreement with Arrow Electronics.

Manufacturing and Sourcing

   We operate two semiconductor fabrication facilities in Idaho. We are currently producing at .35, .65, .8 and 1.2 micron geometries. For the six-month period ended July 2, 2000, we estimate that our wafer fabrication facilities were operating at approximately 76% of capacity which should enable us to capitalize on future upswings in industry demand. We also believe that our manufacturing facilities provide cost and quality competitive advantages. We conduct most of our final test operations at our facility in the Philippines and outsource our assembly operations to subcontractors primarily in Indonesia and the Philippines. We expect to outsource the manufacture of our Cartezian products and several other products to third party foundries as volume and return on capital considerations so dictate.

   A skilled workforce is very important to high productivity in semiconductor manufacturing. We maintain extensive personnel training and certification programs in our plants and believe that this leads to lower turnover and higher worker involvement. Our manufacturing operations are managed through the use of statistical process control techniques.

   ISO 9001 and 9002 certifications were granted to our facilities in Idaho by the National Standards Authority of Ireland and an ISO 9002 certification was granted to our Philippines test facility by the SGS International Certification Services AG of Zurich, Switzerland. ISO certifications reflect the stringent quality standards to which all of our products are manufactured. We believe that these certifications enhance the reputation and quality of our products.

Research and Development

   As of July 2, 2000, we employed 173 people in research and development as compared to 150 people as of July 4, 1999. Expenditures for research and development in 1999 were $32.8 million and represented 13% of net sales, in 1998 were $28.8 million and represented 14% of net sales and in 1997 were $30.5 million and represented 12% of net sales. Expenditures for research and development during the first half of 2000 were $18.8 million, representing 16% of net sales.

   We believe that the continued introductions of new product solutions in our target markets are essential to our growth. In July 2000, we acquired Calibre, which added 10 engineers to our staff. In addition, in the first half of 2000, we acquired approximately 20% of the common stock of Qualcore and an option to purchase the remaining 80% interest in Qualcore, which we will exercise after the completion of this offering. We expect that the acquisition of Qualcore will add 114 engineers to our staff. As a result of these acquisitions, we expect to employ over 350 engineers, who will create most of our new products through the use of our proprietary design library.

   During 1999, we focused on growing and enhancing our research and development in the areas of product design and tool development. In April 1999, we acquired the assets of Seattle Silicon Corporation, which offers product design capability for analog and mixed signal system-on-a-chip technology. In the fourth quarter of 1999, we opened a design center in Bangalore, India, and we also acquired the assets of Production Languages Corporation in Fort Worth, Texas. Both the India Design Center and the former Production Languages Corporation are focused on development of embedded software and development tools optimized for our products.

Competition

   The semiconductor industry is characterized by price erosion, rapid technological change and heightened competition in many markets. The industry consists of major domestic and international semiconductor companies, many of which have substantially greater resources than ours with which to pursue engineering, manufacturing, marketing and distribution of their products. Emerging companies are also expected to increase their participation in the semiconductor market.

   We compete with other micro-logic device manufacturers who target the same specific market segment. Our current and future communications products compete with, or are expected to compete with, products offered by Advanced Micro Devices, ARM, Atmel, Dallas Semiconductor, Intel, Lucent Technologies, MIPS Technologies, Mitel, Motorola, NEC, NetSilicon, Philips, PMC-Sierra, Scenix, Sharp, Texas Instruments and Toshiba. Our current and future embedded control products compete with, or are expected to compete with, products offered by Atmel, Hitachi, Intel, Microchip, Mitsubishi, Motorola, NEC, Philips, Samsung, Sanyo, Sharp, ST Microelectronics and Toshiba. However, we believe that no single competitor addresses exactly the same set of products or markets as we do.

Backlog

   Our total backlog of released orders was $55.6 million as of July 2, 2000 as compared to $42.7 million as of July 4, 1999. Our sales are generally made pursuant to short-term purchase orders rather than long-term contracts. As a result, our backlog may not be an accurate measure of net sales or operating results for any period.

Patents and Licenses

   As of July 2, 2000, we held 108 U.S. and 8 foreign patents and had 42 U.S. and 17 foreign patent applications pending. We have more than 79 U.S. mask work registrations on our products. We hold copyright registrations to protect proprietary software employed in over 100 of our products. We have 5 registered trademarks and have common law rights in more than 40 trademarks or servicemarks.

   In addition, we have more than 150 active licenses for product or technology exchange. The purpose of these licenses has, in general, been to provide second sources for standard products or to convey or receive rights to valuable proprietary or patented cores, cells or other technology.

Employees

   As of July 2, 2000, we had 1,377 full-time employees, including 967 in manufacturing, 173 in research and development, 166 in sales and marketing and 71 in finance and administration. In January 1999, we terminated 384 employees in connection with the outsourcing of our Philippines assembly operations. In June 2000, we transferred 12 employees to our communications business segment and terminated 24 other employees in connection with our shift in business strategy to focus on communications products. We consider our relations with our employees to be good and believe that our future success will depend, in large part, upon our ability to attract, retain, train and motivate our employees. None of our employees are represented by labor unions.

Environmental

   Our manufacturing processes require substantial use of various hazardous substances, and, as a result, we are subject to a variety of governmental laws and regulations related to the storage, use, emission, discharge and disposal of such substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendment and Reauthorization Act, the Clean Air Act and the Water Pollution Control Act. We believe that we have obtained all material environmental permits necessary to conduct our business.

   In February 1999, our facilities in Idaho received ISO 14001 certification by the National Standards Authority of Ireland, an independent auditor of environmental management systems. We believe that ISO 14001 certification is widely recognized as the global standard for measuring the effectiveness of a company's environmental management. To qualify, companies must implement an environmental management system, comply with all relevant regulations, commit to prevent pollution, adopt a program of continual improvement, and submit to periodic outside audits of their environmental management system. Our environmental management system controls and monitors all of the ways in which we impact the environment, including air quality, water use, conservation, waste disposal and chemical handling.

Properties

   Our headquarters are located in Campbell, California in a 108,000 square foot facility leased through February 2004. We perform wafer fabrication at our 77,000 square foot and 128,000 square foot buildings located on a 65-acre site in Nampa, Idaho. We own these Idaho facilities. Most of our final test operations are performed at our 54,000 square foot facility in the Philippines, which is leased through 2004. We have leased a 17,249 square foot customer support and engineering design center in Austin, Texas through February 2003. We have leased 3,152 square feet in Bellevue, Washington that we use as an engineering design center. This lease, which we expect to renew through July 31, 2003, currently expires on July 31, 2000. In 1999, we opened a design center in Bangalore, India and effective May 1, 2000, we entered into a lease in that area for approximately 10,172 square feet which expires in April 2005. In addition, we have short-term leases for our sales offices located in the United States, Canada, England, Germany, Japan, Korea, Malaysia, the People's Republic of China (including Hong Kong), Singapore and Taiwan. We believe that our existing facilities will be adequate to meet our requirements for at least the next 12 months.

Legal Proceedings

   We have been named as a defendant in a purported class action lawsuit that was filed on January 23, 1998 in the U.S. District Court for the Northern District of California. Some of our executive officers are also named as defendants. The plaintiffs purport to represent a class of all persons who purchased our common stock between June 30, 1997 and November 20, 1997. The complaint alleges that we and some of our executive officers made false and misleading statements regarding our business that caused the market price of our common stock to be artificially inflated during the defined period. The complaint does not specify the amount of damages sought. On March 24, 1999, the court granted our motion to dismiss and entered judgment in favor of all defendants. On April 16, 1999, the plaintiffs filed their notice of appeal with the Ninth Circuit of

Appeals. This appeal was fully briefed and argued to the Ninth Circuit Court of Appeals on June 8, 2000. Based upon information presently known to management, we are unable to determine the ultimate resolution of this lawsuit or whether it will materially harm our business.

   We are a party to an insurance coverage lawsuit in the Superior Court of the State of California in and for Santa Clara County filed on July 29, 1996, in which our former insurers, Pacific Indemnity Company, Federal Insurance Company and Chubb & Son, Inc., claim that insurance coverage did not exist for allegations made in two underlying lawsuits brought by some of our employees and their families who claimed that they suffered personal injuries and discrimination because of alleged exposure to chemicals at our manufacturing plant in Idaho in 1993 and 1994. The insurers seek a declaration that insurance coverage under the applicable policies did not exist, and they seek reimbursement of attorneys' fees, costs, and settlement funds expended on our behalf totaling approximately $6.3 million plus interest. Both the insurers and we have each brought separate motions for summary judgment or, in the alternative, motions for summary adjudication. All such motions were denied by the Superior Court, and the Court of Appeals denied each party's respective petition for review of each denial of their summary judgment motions. We petitioned the California Supreme Court for review of the denial of our motion for summary judgment. The California Supreme Court denied our petition for review without making a decision on the merits of the dispute. The insurers have renewed their motion for summary adjudication. We are opposing that motion. No trial date has been set. Based upon information presently known to us, we are unable to determine the ultimate resolution of this lawsuit or whether it will materially harm our business.

   Four parties have notified us that we may be infringing their patents and other intellectual property rights. In the event we determine that such notices may involve meritorious claims, we may seek a license. Based on industry practice, we believe that in most cases any necessary licenses or other rights could be obtained on commercially reasonable terms. However, we cannot make any assurances that licenses could be obtained on acceptable terms or that litigation will not occur. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of such claims could materially harm our business.

   We are participating in other litigation and responding to claims arising in the ordinary course of business. We intend to defend our interests vigorously in these matters. Our management believes that it is unlikely that the outcome of these matters will materially harm our business, although we cannot make any assurances in this regard.

                        RECENT AND PENDING TRANSACTIONS

 Qualcore

   On March 22, 2000, we acquired 20% of the outstanding common stock of Qualcore Group, Inc., along with an option to purchase the remaining 80% interest, for $8.1 million in cash, including expenses. Qualcore is a holding company with two wholly owned subsidiaries: Qualcore Logic Private Limited of Hyderabad, India and Virtual IP Group, Inc., based in Sunnyvale, California. The company has approximately 114 engineers. Qualcore specializes in designing general purpose microcontrollers and microprocessors, as well as application specific standard products using soft processor cores. Pursuant to the purchase and sale agreement with Qualcore, we will be obligated to exercise the option within 30 days of the completion of this offering. We will pay a total of $14.1 million, payable at our election in either cash or our common stock or in some combination of cash and common stock, to exercise the option. The value of any stock-based portion of this consideration will be determined based on the average of the closing prices for our stock on each of the five trading days immediately following the completion of this offering. Assuming that the average of the closing prices for our stock on each of the five trading days
immediately following the completion of this offering is $   , the mid-point of
the filing range, we would issue       shares of our common stock in connection
with the exercise of the Qualcore option if we elect to pay the exercise price in our stock.

 Calibre

   On July 27, 2000, we acquired all of the outstanding shares of Calibre, Inc. in exchange for 629,666 shares of our common stock. Calibre provides a fully integrated family of products and services enabling universal wireless connectivity among portable computers, mobile information appliances and the network infrastructure. Prior to the acquisition by us, Calibre employed 10 engineers and was located in San Jose, California. In connection with this acquisition, we agreed to convert all the stock options that had vested pursuant to Calibre's 1998 Stock Option Plan as of the closing date of the acquisition into vested options to purchase shares of our common stock. As a result of this agreement, 114,048 shares of our common stock are issuable upon the exercise of these options. Up to an additional 527,799 shares of common stock may be issued to former Calibre stockholders in the event that Calibre achieves specified financial goals within 12 months after the closing of the acquisition.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers, directors and key employees, their ages and positions as of July 2, 2000, are as follows:

   Name                   Age Position
   ----                   --- --------
   Curtis J. Crawford.... 52  Chairman, President, Chief Executive Officer and
                               Director

   William S. Price III.. 43  Director

   David M. Stanton...... 37  Director

   Murray A. Goldman..... 63  Director

   Richard S. Friedland.. 49  Director

   Lionel S. Sterling.... 63  Director

   John W. Marren........ 37  Director

   Alice Baluni.......... 54  Senior Vice President, Chief Reliability and
                               Quality Assurance Officer

   Michael J. Bradshaw... 51  Senior Vice President, Worldwide Operations

   Michael D. Burger..... 42  Senior Vice President, and General Manager, Field
                               Programmable Microcontroller Business Unit

   Gerald J. Corvino..... 52  Senior Vice President and Chief Information
                               Officer

   Robert G. Couch....... 48  Senior Vice President and Chief Communications
                               Officer

   Aydin Koc............. 49  Senior Vice President and General Manager, Home
                               Entertainment

   Didier J. LeLannic.... 42  Senior Vice President and General Manager,
                               Communications Business Unit

   Steven C. Mizell...... 40  Senior Vice President and Chief Human Resources
                               Officer

   Richard L. Moore...... 65  Senior Vice President and General Manager,
                               Professional Services

   Gary Patten........... 39  Senior Vice President and Chief Financial Officer

   Richard R. Pickard.... 47  Senior Vice President, General Counsel and
                               Secretary

   Edward P. Ponganis.... 50  Senior Vice President and Chief Technology
                               Officer

   W. Norman Wu.......... 47  Senior Vice President and Chief Strategy Officer

   Curtis J. Crawford became our President, Chief Executive Officer and one of our directors upon our recapitalization merger with an affiliate of Texas Pacific Group. In May 1999, Mr. Crawford was named Chairman of our board of directors. From 1997 to 1998, Mr. Crawford was Group President of the Microelectronics Group and President of the Intellectual Property division of Lucent Technologies. From 1995 to 1997, he was the President of the Microelectronics Group. From 1993 to 1995, prior to the formation of Lucent Technologies, Mr. Crawford was President of AT&T Microelectronics, a business unit of AT&T Corporation. From 1991 to 1993, he held the position of Vice President and Co-Chief Executive Officer of AT&T Microelectronics. From 1988 to 1991, he held the position of Vice President, Sales, Service and Support for AT&T Computer Systems. Prior to that, he served in various sales, marketing and executive management positions at various divisions of IBM. Mr. Crawford holds a Bachelor of Arts in Computer Sciences and a Master of Arts in Marketing from Governors State University. In addition, he received a Master of Business Administration from the Charles H. Kellstadt Graduate School of Business at DePaul University. Mr. Crawford received his Doctorate of Philosophy in Organization and Management from the Graduate School of Capella University in July 1999. He currently serves as Chairman of the board of directors of ON Semiconductor and as a member of the board of directors of E. I. DuPont and ITT Industries, Inc. Additionally, he serves as a member of the Board of Trustees of DePaul University.

   William S. Price III became one of our directors upon our recapitalization merger with an affiliate of Texas Pacific Group. Mr. Price was a founding partner of Texas Pacific Group in 1993. Prior to forming Texas Pacific Group, Mr. Price was Vice President of Strategic Planning and Business Development for GE Capital, and from 1985 to 1991 he was employed by the management consulting firm of Bain & Company, attaining partnership status and acting as co-head of the Financial Services Practice. Mr. Price is a graduate of Stanford University and received a Juris Doctorate from the Boalt Hall School of Law at the University of California at Berkeley. He serves on the boards of directors of Belden & Blake Corporation, Beringer Wine Estates, Continental Airlines, Del Monte Foods, Denbury Resources, Inc., First World Communications, numerous private companies and The American Center for Wine, Food and Arts.

   David M. Stanton became one of our directors upon our recapitalization merger with an affiliate of Texas Pacific Group. He is a founding partner of Francisco Partners, a technology buyout firm. Mr. Stanton was a partner of Texas Pacific Group from 1994 until August 1999. From 1991 until he joined Texas Pacific Group in 1994, Mr. Stanton was a venture capitalist with Trinity Ventures, where he specialized in information technology, software and telecommunications investing. Mr. Stanton received a Bachelor of Science in Chemical Engineering from Stanford University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Stanton serves on the boards of directors of Denbury Resources, GlobeSpan, ON Semiconductor and Paradyne Networks, Inc.

   Murray A. Goldman joined our board of directors in August 1998. He was employed at Motorola beginning in 1969 after six years at Bell Telephone Laboratories. Dr. Goldman assumed operational responsibility for the Motorola microprocessor business in 1976. He retired from Motorola in 1997 as Executive Vice President and Assistant General Manager of the Semiconductor Products Sector. Dr. Goldman serves as Chairman of the board of directors of Transmeta Corporation, and is a member of the board of directors of Wafer Scale Integration. He was awarded a Masters and a Doctorate from New York University after receiving a Bachelor of Science in Electrical Engineering from the University of Pittsburgh.

   Richard S. Friedland joined our board of directors in August 1998. He was previously associated with General Instrument Corporation. During his 19-year tenure, Mr. Friedland held various executive positions, including Chief Financial Officer, President and Chief Operating Officer. In 1995, he was appointed Chairman of the board of directors and Chief Executive Officer. Mr. Friedland currently serves on the boards of directors of Tech-Sym Corporation, Applied Digital Solutions, Inc. and Video Network Communications, Inc., as well as several privately-held development stage companies. Mr. Friedland holds a Bachelor of Science in Accounting from Ohio State University and a Master of Business Administration from Seton Hall University.

   Lionel N. Sterling was appointed to our board of directors in January 2000. Since 1987, Mr. Sterling has served as President of Equity Resources, Inc., a private investment firm. From 1982 to 1986, he served as Chairman of the board of directors of Rayovac Corporation. Mr. Sterling is currently a member of the board of directors of i-Stat Corporation, Ludlow Corporation, Matting Technology Corporation and Model Service Agency, Inc. Mr. Sterling received a Master of Business Administration from New York University's Graduate School of Business after receiving his Bachelor of Arts in Economics from Brooklyn College.

   John W. Marren joined our board of directors in June 2000. Mr. Marren has been a partner of Texas Pacific Group and leader of Texas Pacific Group's technology team since April 2000. From 1996 to 2000, Mr. Marren was a Managing Director at Morgan Stanley Dean Witter, most recently as co-head of the Technology Investment Banking Group. From 1992 to 1996, Mr. Marren was a Managing Director and Senior Semiconductor Research Analyst at Alex. Brown and Sons. Mr. Marren also serves on the boards of directors of GlobeSpan and Zhone Technologies, and on the advisory board for the Intel 64 Venture Fund.
Mr. Marren received his Bachelor of Science in Electrical Engineering from the University of California at Santa Barbara.

   Alice Baluni has served as our Senior Vice President, Chief Reliability and Quality Assurance Officer since 1998. From 1993 to 1998, Ms. Baluni served as our Vice President of Reliability and Quality Assurance.

From 1986 to 1993, Ms. Baluni served as our Director of Reliability and Quality Assurance. From 1985 to 1986, Ms. Baluni served as our Test Engineering Manager. Before joining us in 1985, Ms. Baluni was the Product Engineering Manager at Signetics, a Senior Design Engineer at Synertek and an Engineering Supervisor for Intel. Ms. Baluni holds a Master of Engineering Management from Santa Clara University and a Master of Physics of Semiconductors from Moscow State University.

   Michael J. Bradshaw has served as our Senior Vice President, Worldwide Operations since March 1985. From 1982 to 1985, Mr. Bradshaw was the Vice President, Operations Planning and Control of General Instrument Microelectronics. Mr. Bradshaw holds a Bachelor of Science in Math from the University of Missouri and a Master of Business Administration from the University of Houston.

   Michael D. Burger has served as our Senior Vice President of Worldwide Sales since November 1998. From December 1997 to November 1998, Mr. Burger was Vice President of Sales and Marketing at QuickLogic Corporation. Prior to December 1997, Mr. Burger held several positions with National Semiconductors Asia Division based in Hong Kong, including Vice President and General Manager, Director of Marketing and Director of Sales. Mr. Burger holds a Bachelor of Science in Analog Design from New Mexico State University.

   Gerald J. Corvino has served as our Senior Vice President and Chief Information Officer since June 1998. From March 1996 to May 1998, Mr. Corvino served as Senior Vice President and Chief Information Officer for Oracle Corporation. From February 1994 to February 1996, Mr. Corvino served as Senior Vice President and Chief Information Officer for AT&T Microelectronics.

   Robert G. Couch has served as our Senior Vice President and Chief Communications Officer since August 1998. From 1997 to 1998, Mr. Couch served as Senior Vice President, Corporate Relations at Visa USA. From 1981 to 1997, Mr. Couch served in several positions at Anheuser-Busch Companies, Inc., most recently as Director of International Communications. Mr. Couch holds a Master of Arts in Communications from the University of Memphis and a Bachelor of Arts in History from Christian Brothers University.

   Aydin Koc has served as the Senior Vice President and General Manager of our home entertainment business unit since August 1998. From December 1997 to June 1998, Mr. Koc served as President of the Optical Storage Group at Oak Technology, Inc. and as Vice President and General Manager of the Optical Storage Group from September 1996 to December 1997. From October 1994 to August 1996, Mr. Koc served as Director Worldwide ASIC Marketing at LSI Logic Corporation. Mr. Koc holds a Master of Business Administration from Stanford University and both a Master of Science and a Bachelor of Science in Electronics Engineering from Middle East Technical University.

   Didier J. LeLannic has served as the Senior Vice President and General Manager of our communications segment since November 1998. From June 1997 to October 1998, Mr. LeLannic was the General Manager of the PCI RAID division of Adaptec. From October 1994 to May 1997, Mr. LeLannic served as Executive Vice President of Pertec Memories, Inc. From November 1992 to November 1994, Mr. LeLannic was Vice President and General Manager of ATG Cygnet Inc. Prior to November 1992, Mr. LeLannic was International Sales Support Director for Alcatel Thompson Gigadise SA. Mr. LeLannic holds a Master of Physics from the University of Montpellier. He also holds a Master of Data Signal Processing and a Bachelor of Science in Electro-mechanics and Electronics from the University of Saint Etienne.

   Steven C. Mizell has served as our Senior Vice President and Chief Human Resources Officer since October 1998. From November 1985 to July 1998, Mr. Mizell held several positions at CBS Corporation (formerly Westinghouse Electric Corporation) culminating with the position of Vice President of Human Resources and Operations. Mr. Mizell holds a Bachelor of Science in Industrial Management from Georgia Institute of Technology and a Master of Science from Carnegie Mellon University.

   Richard L. Moore has served as our Senior Vice President and General Manager, Professional Services since May 2000. From March 1998 to May 2000, Mr. Moore served as our Senior Vice President of Technology and Chief Technology Officer. From May 1996 to March 1998, Mr. Moore served as our Senior Vice President of Engineering. From May 1995 to May 1996, Mr. Moore served as our Vice President of Engineering. Mr. Moore holds a Bachelor of Science from Saint Mary's College.

   Gary Patten has served as our Senior Vice President and Chief Financial Officer since November 1999. From June 1998 to November 1999, Mr. Patten served as Executive Vice President and Chief Financial Officer at Rockshox Inc. From June 1997 to June 1998, Mr. Patten served as Chief Financial Officer for Powermate, a Division of The Coleman Company. From October 1996 to June 1997, Mr. Patten served as Director, Corporate Financial Planning and Analysis for The Coleman Company. Mr. Patten served as Manager of Business Analysis and Financial Planning for Lexmark International from December 1994 to October 1996. Mr. Patten holds a Master of Business Administration from the University of Michigan and a Bachelor of Science from the University of California at Berkeley.

   Richard R. Pickard has served as our Senior Vice President, General Counsel and Secretary since May 1998. From 1992 to 1998, Mr. Pickard served as our Vice President, General Counsel and Secretary. From 1987 to March 1992, Mr. Pickard served as our General Counsel and Secretary. Prior to joining us in 1987, Mr. Pickard was Corporate Counsel at NEC Electronics, Inc. and in private legal practice. Mr. Pickard holds a Juris Doctor from William and Mary and a Bachelor of Arts from Williams College.

   Edward P. Ponganis has served as our Senior Vice President and Chief Technology Officer since May 2000. From May 1998 to May 2000, Mr. Ponganis served as the Assistant to our President. From June 1995 to May 2000, Mr. Ponganis served as our Vice President of Design Engineering. From July 1993 to June 1995, Mr. Ponganis served as our Director of Design Engineering. Mr. Ponganis holds a Bachelor of Science in Electrical Engineering from Santa Clara University.

   W. Norman Wu has served as our Senior Vice President and Chief Strategy Officer since June 1998. From October 1997 to June 1998, Mr. Wu served as Consultant to Avantos Performance Systems, Inc. From March 1991 to October 1997, Mr. Wu served as President and Chief Executive Officer of Avantos Performance Systems, Inc., a management software company he co-founded. Mr. Wu holds a Bachelor of Science and a Master of Science in Electrical Engineering from Stanford University and a Master of Business Administration from Harvard Business School.

Board Committees

   Our audit committee consists of Messrs. Friedland, Goldman and Sterling. The audit committee reviews our financial statements and accounting practices, makes recommendations to our board of directors regarding the selection of our independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

   Our compensation committee consists of Messrs. Friedland, Goldman and Price. The compensation committee reviews and recommends the compensation and benefits of all our directors, officers and consultants to our board of directors and reviews our general policies relating to compensation and benefits.

Director Compensation

   We grant each of our outside directors an option to purchase 15,000 shares of our common stock effective as of the date of their commencement as a member of our board of directors. These options vest twenty-five percent on each anniversary of the commencement as a member of the board of directors. On each outside director's anniversary date of the commencement of his term as a member of our board of directors, we have agreed to grant to him an additional option to purchase 7,000 shares of our common stock. We also compensate each of our outside directors $1,000 for each board of directors meeting or committee meeting the outside director attends in person or by telephone, and reimburse the outside director for any expenses incurred in connection with these meetings. This compensation is not paid pursuant to consulting contracts. Effective January 2001 outside directors will receive an annual retainer of $20,000.

   Our other directors currently do not receive any compensation for their service on our board of directors. There are no family relationships between any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

   None of the members of our compensation committee has at any time been one of our officers or employees. During the year ended December 31, 1999, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Mr. Crawford, our Chairman, Chief Executive Officer and President, and Mr. Mizell, our Senior Vice President of Human Resources, provide staff to support this committee. Messrs. Crawford and Mizell are not members of the compensation committee and do not participate in the deliberations concerning their own respective compensation.

Employment Contracts, Termination of Employment and Change of Control
Arrangements

   We have entered into an employment agreement with Mr. Crawford, which provides that, for a period of five years commencing on February 27, 1998 Mr. Crawford will serve as our President and Chief Executive Officer and as a member of our board of directors. Mr. Crawford was elected Chairman of our board of directors on May 28, 1999. His employment agreement provides for an annual base salary of at least $800,000, and provides an annual target bonus of at least $600,000 provided that we achieve defined performance objectives to be determined each year. In 1998, Mr. Crawford's base salary was $800,000 and he received a performance bonus of $1.7 million. In 1999, Mr. Crawford's base salary was $840,000 and he received a performance bonus of $1.4 million.

   Upon commencement of his employment with us, Mr. Crawford received a $1.0 million sign-on bonus, and we established a deferred compensation account of $8.0 million, which earns interest of 8.0% per annum, compounded annually. We will pay Mr. Crawford this $8.0 million deferred compensation, plus approximately $2.0 million in accrued interest, upon completion of this offering. This payment will be made out of cash we had on hand prior to the offering.

   We issued Mr. Crawford 100,000 shares of our common stock in 1998 and 300,000 shares in 1999. In addition, we granted Mr. Crawford options to purchase 1,000,000 shares of our common stock at an exercise price of $2.50 per share and 1,000,000 shares of common stock at an exercise price of $5.00 per share. Of these options, 625,000 have vested and the remaining 375,000 are scheduled to vest upon the end of each calendar quarter in each of the calendar years 2000 and 2001. Pursuant to the terms of his employment agreement, however, Mr. Crawford's unvested options will immediately vest in full upon the completion of this offering. Mr. Crawford has the right to require us to register the shares of common stock at any time prior to six months after he terminates employment, or, at our option and in lieu of registering such shares, we may purchase these shares from Mr. Crawford at an appraised fair market value on such date.

   Under the terms of his employment agreement, Mr. Crawford's employment with us may be terminated prior to February 27, 2003. If we terminate Mr. Crawford without cause or if Mr. Crawford terminates his employment with us for good reason, including Mr. Crawford's election to terminate employment for any reason following a change of control, we will be obligated to pay Mr. Crawford a cash payment equal to twice his annual base salary plus twice the amount of his prior year's bonus (with a minimum bonus amount of $600,000). Under these circumstances, we will be obligated to pay Mr. Crawford at least $2.8 million and all of his unexercisable stock options will become immediately exercisable and will remain exercisable until December 31, 2004. If we terminate Mr. Crawford for cause, he will be entitled to any benefits accrued as of his termination date and his vested options as of his termination date will remain exercisable for six months. If

Mr. Crawford terminates his employment without good reason, he will be entitled to any benefits accrued as of his termination date and his vested options as of his termination date will remain exercisable for twenty-four months. If Mr. Crawford dies prior to the expiration of his agreement, his beneficiaries will be entitled to his prorated bonus payment and, assuming this offering is completed, his options will remain exercisable until December 31, 2004. If we terminate Mr. Crawford's employment due to disability prior to the expiration of his agreement, he will be entitled to medical, dental, life and disability insurance coverage for five years and will also be entitled to the benefits as if he were terminated on account of death, as described above.

   Mr. Crawford's employment agreement also provides for a "gross-up" payment to reimburse him for any excise tax liability imposed under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, in connection with payments made on account of our change of control.

   We have also entered into employment agreements with Michael D. Burger, Gerald J. Corvino, Robert G. Couch, Didier J. LeLannic, Steven C. Mizell, Gary Patten, Richard R. Pickard and Edward P. Ponganis. The term of each agreement is for two years, and is automatically extended for an additional two years from the date of a change of control. Each employment agreement provides that the executive officer is entitled to a base salary and participation in our bonus plans. In addition, each employment agreement provides that the executive officer will receive stock option grants under our stock option plans, as well as such benefits normally provided by us to our executives.

   Under these employment agreements, if an executive officer terminates his employment with us either voluntarily for good reason or involuntarily for reasons other than for cause or detrimental activity, the executive officer is entitled to the following: (a) payment of base salary through the remainder of the term of the employment agreement, (b) awards earned under our Executive Performance Incentive Plan and Executive Bonus Plan prior to termination of employment and payable prior to the expiration of the employment agreement, and
(c) unvested outstanding stock options as of the date of termination will continue to vest for the period of time remaining under the employment agreement. If, following a change of control, the executive officer terminates his employment with us either voluntarily for good reason or involuntarily for reasons other than for cause or detrimental activity, the executive officer is entitled to the benefits described in (a), (b) and (c), above, as well as continued participation in group insurance plans, including life, disability and health insurance maintained by us through the expiration of the term of the employment agreement. However, the payment of base salary as described in (a), above, will be made in a lump sum and payments under our bonus plans will be treated as if the executive officer terminated employment on the last day of our fiscal year.

   The employment agreements also provide for a "gross-up" payment to reimburse the executive officer for any excise tax liability imposed under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, in connection with payments made on account of our change of control.

Executive Compensation

   The following table presents information regarding compensation paid or earned by our Chief Executive Officer and the four other most highly compensated executive officers during the years ended December 31, 1997, 1998 and 1999.
                           Summary Compensation Table

                                                                     Long-Term Compensation
                                       Annual Compensation                   Awards
                              -------------------------------------- -----------------------
                                                                     Restricted  Securities
Name and                      Salary ($)   Bonus      Other Annual      Stock    Underlying      All Other
Principal Position       Year              ($)(1)   Compensation ($) Awards ($)  Options (#) Compensation($)(2)
------------------       ---- ---------- ---------- ---------------- ----------- ----------- ------------------
Curtis J. Crawford...... 1999  $839,231  $1,380,000     $ 47,026(3)  $750,000(4)        --        $ 2,400
 Chairman, President,    1998   794,871   1,700,000      422,093(3)   250,000(4)  2,000,000         2,400
 Chief Executive         1997       --          --           --          --             --            --
 Officer and Director                                                    --

Didier J. LeLannic...... 1999   226,962     252,000          --          --             --          2,400
 Senior Vice President   1998    53,558      18,000          --          --         180,000           --
 and General Manager     1997       --          --           --          --             --            --

Michael J. Bradshaw..... 1999   243,098     234,000          --          --             --          2,400
 Senior Vice President,  1998   244,331      81,000          --          --         120,000         2,400
 Worldwide Operations    1997   220,823      44,000          --          --          20,350        17,538

Gerald J. Corvino....... 1999   232,944     220,000          734         --             --          2,400
 Senior Vice President,  1998   179,808      99,000          --          --         150,000         1,363
 Chief Information       1997       --          --           --          --             --            --
 Officer                                                                 --

W. Norman Wu............ 1999   232,454     230,000          --          --             --          2,400
 Senior Vice President,  1998   136,154      90,000          --          --         180,000         1,558
 Chief Strategy Officer  1997       --          --           --          --             --            --

--------
(1) For each named executive in the table above, one-half of the amount indicated is a long-term bonus earned in 1999 of which 50% of that amount will be paid in February 2001 and 50% paid in February 2002. Such long-term bonuses require that the executive be employed by us at the time of distribution.
(2) Amounts represent our matching and discretionary contributions to our 401(k) Tax-Deferred Investment Plan and contribution to our non-qualified Deferred Compensation Plan.
(3) Represents amounts paid for relocation expenses in 1998 of $391,394 and $30,699 for other payroll gross-ups for Mr. Crawford incurred in 1999.
(4) Reflects 300,000 shares of our common stock issued to Mr. Crawford in 1999 and 100,000 shares of our common stock issued in 1998. These shares were initially issued as restricted stock, though in 1999 these restrictions lapsed.

   No options were granted to any of our executive officers in 1999.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table presents information regarding the aggregate option exercises and fiscal year-end option values for each of the five executive officers named in the Summary Compensation Table above for the year ended December 31, 1999. Also reported are values of unexercised "in-the-money" options, which represent the positive spread between the respective exercise prices of outstanding stock options and the fair value of our common stock on December 31, 1999, as determined by our board of directors to be $4.00 per share.

                                                     Unexercised Underlying
                          Acquired                    Number of Securities      Value of Unexercised
                           Shares                    Options At Year End (#)   Options At Year End ($)
                         On Exercise Value Realized ------------------------- -------------------------
Name                         (#)          ($)       Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------------- ----------- ------------- ----------- -------------
Curtis J. Crawford......      --           --        1,000,000    1,000,000    $750,000     $750,000
Didier J. LeLannic......      --           --           45,000      135,000      67,500      202,500
Michael J. Bradshaw.....      --           --           30,000       90,000      45,000      135,000
Gerald J. Corvino.......      --           --           37,500      112,500      56,250      168,750
W. Norman Wu............      --           --           45,000      135,000      67,500      202,500

1998 Long-Term Stock Incentive Plan

   In 1998, we adopted our 1998 Long-Term Stock Incentive Plan. As amended, the Long-Term Plan is intended to promote our long-term success and create value for our stockholders by encouraging our key employees to focus on our critical, long-term objectives, by encouraging attraction and retention of key employees with exceptional qualifications and by linking key employees directly with the interests of our stockholders through increased stock ownership. The Long-Term Plan provides for grants of incentive stock options, nonqualified stock options, restricted shares and other equity-based awards. Up to 4.65 million shares of our common stock, subject to adjustment to prevent dilution, are reserved for the grant of awards. As of July 2, 2000, options to purchase an aggregate 3,309,768 shares of our common stock, at prices ranging from $2.50 to $6.00 per share were outstanding under the Long-Term Plan. No additional grants will be made under the Long-Term Plan after the completion of this offering.

1998 Executive Officer Stock Incentive Plan

   In 1998, we adopted our 1998 Executive Officer Stock Incentive Plan. As amended, the Executive Officer Plan is intended to promote our long-term success and create value for our stockholders by encouraging our executive officers to focus on our critical, long-term objectives, by encouraging attraction and retention of executive officers with exceptional qualifications and by linking executive officers directly with the interests of our stockholders through increased stock ownership. The Executive Officer Plan provides for grants of incentive stock options, nonqualified stock options, restricted shares and other equity-based awards. Up to 6.75 million shares of our common stock, subject to adjustment to prevent dilution, are reserved for the grant of awards. As of July 2, 2000, options to purchase an aggregate 5,926,000 shares of our common stock, at prices ranging from $2.50 to $6.00 per share were outstanding under the Executive Officer Plan. No additional grants will be made under the Executive Officer Plan after the completion of this offering.

2000 Stock Incentive Plan

   Prior to the completion of this offering, we intend to adopt and solicit stockholder approval of our 2000 Stock Incentive Plan, effective upon the completion of this offering. All shares remaining available for granting of awards under our Long-Term Plan and our Executive Officer Plan will be transferred to our 2000 Stock Incentive Plan. The purpose of the plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and to contribute to our growth and financial success by enabling us to attract, retain and reward the best available persons for positions of substantial responsibility.

Awards may be granted under the 2000 Stock Incentive Plan to our employees, directors, including directors who are not employees, and consultants, as selected by the committee.

   In addition to the shares that will be transferred from our other incentive plans, we have reserved for issuance under the 2000 Stock Incentive Plan a
maximum of     shares of our common stock, subject to appropriate adjustment upon the occurrence of some corporate transactions or events. This plan will provide for the grant of stock options, including incentive stock options, nonqualified stock options, restricted stock, stock units, dividend equivalent rights and other equity based awards. If an award granted under the 2000 Stock Incentive Plan expires or is terminated for any reason, the shares of common stock underlying the award will again be available for purposes of this plan.

   The 2000 Stock Incentive Plan will be administered by our compensation committee, which is constituted to satisfy the provisions of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934 and Section 162(m) of the Internal Revenue Code, and the 2000 Stock Incentive Plan will be interpreted in a manner consistent with the requirements of those rules and regulations.

   The committee will determine the persons to whom awards will be granted, the type of award to be granted, the number of shares subject to awards, the exercise price and the other terms and conditions of the awards, including terms governing vesting, exercisability, term of the award and the treatment of the award upon termination of employment. The committee will interpret the 2000 Stock Incentive Plan and prescribe, amend and rescind rules and regulations relating to the plan.

   The award agreement may provide for acceleration of vesting of awards, and the lapse of restrictions on restricted stock, in the event of a change of control. In addition, the committee will have the discretion to accelerate the vesting or exercisability of the remainder of any award granted under the 2000 Stock Incentive Plan.

   Our board of directors may amend or terminate the 2000 Stock Incentive Plan, except that an amendment will be subject to stockholder approval if required by applicable law.

Employee Stock Purchase Plan

   Prior to the completion of this offering, we intend to adopt and solicit stockholder approval of our Employee Stock Purchase Plan, effective upon the completion of this offering. The Employee Stock Purchase Plan is designed to encourage the purchase by our employees of shares of our common stock. The Employee Stock Purchase Plan is intended to comply with the requirements of
Section 423 of the Internal Revenue Code, and to assure the participants of the tax advantages provided thereby. Our Employee Stock Purchase Plan will be administered by our compensation committee. The committee may establish such rules, regulations and procedures for the administration of the Employee Stock Purchase Plan as it deems appropriate. We have reserved for issuance under this
plan a total of       shares of our common stock, subject to adjustment by the
committee in the event of some corporate transactions or events.

   All our employees who have at least one year of service and work more than 20 hours per week will be eligible to participate in our Employee Stock Purchase Plan, except that employees who own five percent or more of our common stock or the common stock of any of our subsidiaries will not be eligible to participate. Each eligible employee will be permitted to purchase shares of our common stock through regular payroll deductions and/or cash payments in an aggregate amount equal to 1% to 10% of the employee's compensation for each payroll period. The fair market value of the shares of our common stock that may be purchased by any employee under this or any other of our plans that is intended to comply with Section 423 of the Internal Revenue Code during any calendar year may not exceed $25,000.

   Our Employee Stock Purchase Plan provides for a series of consecutive, overlapping offering periods that generally will be six months long. Six-month purchase periods will coincide with each offering period.

Offering periods generally will commence on January 1 and July 1 of each year during the term of this plan, and purchase periods will run from January 1 to June 30 and from July 1 to December 31.

   During each offering period, participating employees will be able to purchase shares of our common stock with payroll deductions at a purchase price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of each purchase period within the offering period, whichever price is lower.

   To the extent permitted by applicable laws, regulations or stock exchange rules, if the fair market value of the shares at the end of any purchase period is lower than the fair market value of the shares on the date the related offering period began, then all participants in that offering period will be automatically withdrawn from the offering period immediately after the exercise of their option on the date the purchase period ends. The participants will automatically be re-enrolled in the immediately following offering period when that offering period begins.

   The options granted to a participant under our Employee Stock Purchase Plan are not transferable otherwise than by will or the laws of descent and distribution, and are exercisable, during the participant's lifetime, only by the participant.

   Our board of directors may amend or terminate the Employee Stock Purchase Plan, except that an amendment will be subject to stockholder approval if required by applicable law.

401(k) Tax Deferred Investment Plan

   We have an employee savings plan with a cash or deferred arrangement that is intended to qualify as a deferred salary arrangement under Sections 401(a) and 401(k) of the Internal Revenue Code. Under the 401(k) plan, participating U.S. employees may defer a portion of their pretax earnings, up to the Internal Revenue Code annual contribution limit. We may make matching contributions on behalf of each participating employee in an amount up to 1.5% of the participant's compensation on a quarterly basis. We may also make additional discretionary contributions to the 401(k) plan up to a limit set by the Internal Revenue Code. Matching contributions were approximately $727,000 in 1999, $721,000 in 1998 and $583,000 in 1997. The discretionary contribution for 1997 was approximately $1.8 million. There were no discretionary contributions made for 1998 or 1999.

                           RELATED PARTY TRANSACTIONS

   We merged with an affiliate of Texas Pacific Group on February 27, 1998 and continued as the surviving corporation. As a result of the merger, we ceased being a publicly traded company and the affiliate of Texas Pacific Group became our principal stockholder. In connection with the merger, we paid Texas Pacific Group and some of its affiliates financial advisory and other fees and reimbursed related expenses in an aggregate amount of approximately $8.0 million.

   Also in connection with the merger, affiliates of Texas Pacific Group received 27,000,000 new shares of our common stock, 10,000,000 shares of our non-voting common stock and 250,000 shares of our preferred stock, after giving effect to the 4-for-1 stock split declared by our board of directors upon consummation of the merger and the 2-for-1 stock split approved by our board of directors in August 1998. Subject to restrictions imposed by the terms of our indebtedness, we have the option to redeem the preferred stock at any time at prices ranging from 105% of liquidation value plus accumulated and unpaid dividends at February 27, 1998 to 100% of liquidation value plus accumulated and unpaid dividends any time after February 27, 2003 and thereafter. In connection with this offering, we intend to redeem the outstanding shares of preferred stock for cash and to reclassify the non-voting common stock into shares of our common stock.

   In January 1999, we entered into an agreement with P.T. Astra Microtronics Technology, now known as Advanced Interconnect Technologies, or AIT, pursuant to which AIT will provide us with semiconductor assembly and test services through January 2003. AIT is owned by Newbrige Asia, an affiliate of Texas Pacific Group, which in turn is an affiliate of our principal stockholder. We purchased services from AIT totaling approximately $10.3 million in the first half of 2000, $23.1 million in 1999, $7.1 million in 1998 and $8.1 million in 1997. We had payments due to AIT of approximately $3.8 million at December 31, 1999 and $0.5 million at December 31, 1998. Our payment terms with AIT are net 30 days.

   We provide products and engineering services to GlobeSpan, Inc., of which Texas Pacific Group is a significant stockholder. Our net sales to GlobeSpan totaled $2.7 million during the first half of 2000 and $1.0 million during 1999.

   During 1999, we made an interest-free loan in the amount of $65,000 to Michael D. Burger, Senior Vice President and General Manager of our field programmable microcontroller business unit. This indebtedness was repaid in February 2000.

   We made sales of restricted stock at $4.00 per share to four persons pursuant to Section 4(2) of the Securities Act of 1933. In January 2000, we sold 250,000 shares of restricted stock to Robert D. Norman, an independent consultant. In February 2000, we sold restricted stock to three of our directors: 25,000 shares to Richard S. Friedland, 50,000 shares to Murray A. Goldman and 100,000 shares to Lionel N. Sterling. The restricted stock sold to these three directors vests 50% per year over two years.

                             PRINCIPAL STOCKHOLDERS

   The following table presents information regarding the beneficial ownership of our common stock by our principal stockholders as of July 2, 2000, with respect to:

  . each person known to us to be the owner of more than 5% of any class of voting securities;

  .  each of our directors and named executive officers; and

  .  all directors and executive officers, as a group.

   Beneficial ownership of our common stock is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Shares of common stock subject to options currently exercisable or exercisable within 60 days of July 2, 2000 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options. Applicable percentage ownership in the following table is based on 41,120,564 shares of common stock outstanding as of July 2, 2000, after giving effect to the redemption of all outstanding shares of our preferred stock and the reclassification of all outstanding shares of our non-voting common stock into shares of our common stock, and shares of common stock outstanding immediately following the completion of the offering. Unless otherwise indicated, the address of each beneficial owner listed below is c/o ZiLOG, Inc., 910 East Hamilton Avenue, Suite 110, Campbell, California 95008.

                                                 Number of     Percentage of
                                                   Shares       Outstanding
                                  Number of     Beneficially      Shares
                                    Shares         Owned     -----------------
                                 Beneficially    Subject to   Before   After
Beneficial Owner                    Owned         Options    Offering Offering
----------------                 ------------   ------------ -------- --------
Principal Stockholder:
TPG Partners II, L.P. ..........  35,866,390(1)        --      87.2%       %
 201 Main Street
 Suite 2420
 Fort Worth, TX 76102

Directors and Executive
 Officers:
Curtis J. Crawford..............     714,892     1,250,000      4.8%
Lionel S. Sterling..............     100,000(2)        --        *
W. Norman Wu....................         --         90,000       *
Aydin Koc.......................      45,000        45,000       *
Gerald J. Corvino...............         --         75,000       *
Richard R. Pickard..............       8,776        60,000       *
Michael J. Bradshaw.............         --         60,000       *
Robert G. Couch.................         --         60,000       *
Richard L. Moore................         --         60,000       *
Murray A. Goldman...............      50,000(3)      8,000       *
Alice Baluni....................      25,000        25,000       *
Didier J. LeLannic..............         --         45,000       *
Michael D. Burger...............         --         45,000       *
Edward P. Ponganis..............         --         40,000       *
Richard S. Friedland............      25,000(3)      8,000       *
Steven C. Mizell................         --         30,000       *
John W. Marren..................         -- (4)        --        *
William S. Price................         -- (5)        --        *
Gary Patten.....................         --            --        *
David M. Stanton................         --            --        *
All current executive officers
 and directors, as a group (20
 persons).......................     968,668     1,901,000      6.7%

--------
   *  Represents less than one percent of the total.

  (1) Includes 3,190,674 shares held of record by TPG Investors II, L.P. and 2,087,424 shares held of record by TPG Parallel II, L.P., as these shares may be deemed to be beneficially owned by TPG Partners II, L.P.

  (2) Represents shares of restricted stock which vest 50% on each of February 1, 2001 and February 1, 2002.

  (3) Represents shares of restricted stock which vest 50% on each of February 7, 2001 and February 7, 2002.

  (4) Excludes shares listed above as owned or deemed to be beneficially owned by TPG Partners II, L.P., which may be deemed an affiliate of Mr. Marren. Mr. Marren disclaims beneficial ownership of those shares.

  (5) Excludes shares listed above as owned or deemed to be beneficially owned by TPG Partners II, L.P., which may be deemed an affiliate of Mr. Price. Mr. Price disclaims beneficial ownership of those shares.

Texas Pacific Group

   Texas Pacific Group was founded by David Bonderman, James G. Coulter and William S. Price, III in 1993 to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. The principals of Texas Pacific Group manage TPG Partners, L.P., TPG Partners II, L.P., TPG Partners III, L.P. and T/3/ Partners, L.P., all Delaware limited partnerships which, with their affiliated partnerships, have aggregate committed capital of more than $7.0 billion.

   Texas Pacific Group's other investments in technology and telecommunications companies include Paradyne Corporation, GlobeSpan, GT Com, Landis & Gyr Communications, Zhone Technologies, ON Semiconductor, Advanced Telecom Group, Star One, AG and Gemplus.

   Texas Pacific Group's portfolio of companies also includes America West Airlines, Bally International, Belden & Blake, Beringer Wine Estates, Del Monte Foods, Denbury Resources, Ducati Motorcycle Holdings, Genesis ElderCare, J. Crew, Magellan Health Services, Oxford Health Plans, Punch Taverns, Virgin Entertainment and Vivra. In addition, the principals of Texas Pacific Group led the $9.0 billion reorganization of Continental Airlines in 1993.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will
consist of     shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

   As of July 2, 2000, and assuming the reclassification of all outstanding shares of our non-voting common stock into shares of our common stock, there were 41,120,564 shares of our common stock outstanding held by 92 stockholders.
There will be     shares of our common stock outstanding, after giving effect to the shares of our common stock being sold in this offering, assuming no exercise of the underwriters' over-allotment option and no exercise of options after July 2, 2000.

   Subject to preferences that may be applicable to the senior notes and any series of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends or distributions as may be lawfully declared by our board of directors. The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Upon our dissolution, the holders of our common stock are entitled to share ratably in all assets that may be available for distribution after satisfaction of our liabilities, subject to any prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   As of July 2, 2000, there were 250,000 shares of our series A cumulative preferred stock outstanding held by eight stockholders, three of which are affiliates of Texas Pacific Group. We intend to redeem all outstanding shares of our preferred stock upon the completion of this offering.

   Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more additional series and to designate the rights, preferences and privileges of any series. The rights designated to the preferred stock may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of any series issued. However, the effects might include, among other things:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; or

  .  delaying or preventing a change in control of us.

Options

   As of July 2, 2000, options to purchase a total of 9,235,768 shares of our common stock were outstanding and up to 1,042,404 shares of our common stock were available for future issuance under our 1998 Long-Term Stock Incentive Plan, as amended, and our 1998 Executive Officer Stock Incentive Plan, as amended.

Piggyback Registration Rights

   If we register any securities following the completion of this offering, holders of 41,023,736 shares of our common stock will have the right to include their shares in the registration statement. These rights are provided under a stockholders' agreement and under other agreements with similar registration rights. The underwriters of any underwritten offering to be distributed on a firm commitment basis have the right to limit the number of shares to be included in the registration statement.

 Expenses of Registration

   We will pay all expenses relating to any piggyback registration.

 Expiration of Registration Rights

   The registration rights described above will expire February 27, 2013.

Delaware Anti-Takeover Law and Charter Provisions

   The provisions of the General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws, each as described below, may have the effect of delaying, deterring or preventing another person from acquiring control of us.

   Delaware Law. We will be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and officers; or

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

   Our Certificate of Incorporation and Bylaws. The provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could delay, deter or prevent a merger or acquisition. These provisions include:

  . authorizing the issuance of preferred stock without stockholder approval;

  . providing for a classified board of directors with staggered, three-year terms;

  .  limiting the persons who may call special meetings of stockholders; and

  .  prohibiting stockholders from taking action by written consent.

   Because our board of directors will be divided into three classes of directors, with each serving a staggered three-year term, replacing a majority of the directors may be more difficult. As a result, this system may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors. In addition, our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent. This provision could make it more difficult for our stockholders to take action by requiring that a formal meeting be held.

Indemnification of Directors and Executive Officers and Limitation of Liability

   Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for breach of fiduciary duty of a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . for any transaction from which the director derived an improper personal benefit.

   Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers, including our former directors and officers, to the fullest extent permitted by the DGCL including circumstances in which indemnification is otherwise discretionary. Indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and our controlling stockholders under the foregoing positions, or otherwise. We have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Transfer Agent and Registrar

   EquiServe Limited Partnership will serve as transfer agent and registrar for our common stock.

Listing

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "ZLOG."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Immediately prior to this offering, no public market existed for our common stock and we cannot guarantee that a significant public market for our common stock will develop or continue after this offering. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options in the public market, could adversely affect the market price of our common stock and could impair our ability to raise capital through an offering of our equity securities in the future. Shares that are currently outstanding will not be available for sale immediately following this offering due to contractual and legal restrictions on such sales. After these restrictions lapse, the sale of these shares, or the possibility of their sale, could adversely affect the market price of our common stock and could impair our ability to raise capital through an offering of our equity securities in the future.

   Upon completion of this offering, based on the number of shares outstanding
as of July 2, 2000, we will have an aggregate of     shares of common stock
outstanding, assuming the reclassification of all outstanding shares of our non-voting common stock into shares of our common stock, no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of
these outstanding shares, the      shares of common stock sold in this offering
will be freely tradable without restriction under the Securities Act of 1933.

   40,823,736 shares of our common stock held by our existing stockholders may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Sales of these restricted shares in the public market, or the mere availability of these shares for sale, could adversely affect the trading price of our common stock. These restricted shares will become eligible for public sale as follows:

                                                                   Approximate
                                                                    Number of
                                                                 Shares Eligible
   Date                                                          for Future Sale
   ----                                                          ---------------
   Date of this prospectus......................................
   181 days after the date of this prospectus...................
   At various times thereafter..................................

   In addition to the shares of our common stock offered in this offering and those held by our existing stockholders, we expect that 743,714 shares of our common stock issued in connection with our recent acquisition of Calibre, including shares of common stock issuable upon the exercise of vested options, up to 527,799 shares of common stock to be issued to former Calibre stockholders in the event that Calibre achieves specified financial goals and shares of our common stock issuable in connection with our acquisition of the remaining 80% interest in Qualcore based on an assumed exchange ratio, as described in "Recent and Pending Transactions," will be eligible for sale in the public market one year after the date of issuance of such shares, subject to compliance with Rule 144.

Lock-Up Agreements

   Our directors, officers, key employees and principal stockholders, including certain affiliates of Texas Pacific Group, have signed agreements under which they have agreed not to sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exercisable for shares of common stock without the prior written consent of Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. These agreements are known as lock-up agreements.

   Lehman Brothers Inc. may choose, in its sole discretion, to release some or all of these shares from these restrictions before the expiration of this 180-day period without notice.

Rule 144

   In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding, which will equal approximately shares upon completion of this offering, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of public information about us. Shares otherwise eligible for sale under Rule 144 that are the subject of lock-up agreements will only become eligible for sale when the 180-day lock-up agreements expire.

Rule 144(k)

   Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 as described above. Unless otherwise restricted, these shares of our common stock may be sold in the open market immediately after any lock-up agreements covering these shares expire.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors, other than affiliates, who purchased or received shares from us prior to June 28, 1999, in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares, subject only to the manner of sale provisions of Rule 144, and affiliates will be eligible to resell their shares under Rule 144 without compliance with its holding period requirements. All shares issued under Rule 701, however, which are subject to lock-up agreements will only become eligible for sale when the 180-day lock-up agreements expire.

Registration Rights

   Upon completion of this offering, if we file a registration statement, the holders of up to 41,023,736 shares of our common stock may elect to include their shares under that registration. In addition, pursuant to Mr. Crawford's employment agreement, on one occasion prior to the six month anniversary of his termination date, Mr. Crawford may demand that we register his shares under the Securities Act, or at our option in lieu of such registration, we may purchase his shares for their fair market value. If any of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

   On June 28, 1999, we filed a registration statement on Form S-8 under the Securities Act to register 7,800,000 shares of our common stock available for grant under our 1998 Long-Term Stock Incentive Plan and 1998 Executive Officer Incentive Plan. On March 30, 2000, we filed a registration statement on Form S-8 under the Securities Act to register 2,801,187 shares of our common stock available for grant under our 1998 Long-Term Stock Incentive Plan, as amended, and 1998 Executive Officer Incentive Plan, as amended, and 598,813 shares of our common stock subject to outstanding options and restricted stock grants granted under these plans. Following completion of this offering, we intend to file one or more additional registration statements on Form S-8 under the Securities Act covering the shares of our common stock reserved for issuance under our 2000 Stock Incentive Plan and Employee Stock Purchase Plan that will become effective upon filing. Accordingly, shares registered under those registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except those shares subject to lock-up agreements and unvested shares.

                      MATERIAL FEDERAL TAX CONSEQUENCES TO
                         NON-UNITED STATES STOCKHOLDERS

   The following is a general discussion of certain of the material United States federal tax consequences of the acquisition, ownership, and disposition of our common stock by a holder that, for United States federal income tax purposes, is not a "United States person" as defined below. This discussion is based upon the United States federal tax law now in effect, which is subject to change, possibly retroactively, and assumes that investors will hold our common stock as capital assets (generally, property held for investment) within the meaning of section 1221 of the United States Internal Revenue Code of 1986, as amended. This discussion does not address all aspects of United Stated federal taxation and does not address any foreign, state or local tax considerations. In addition, this discussion does not consider any specific facts or circumstances that may apply to a particular non-United States stockholder and does not address all aspects of United States federal income taxation, which may be important to investors subject to special tax rules, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and certain United States expatriates. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

   For purposes of this discussion, a "United States person" means any one of the following:

  .  a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

  . an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Dividends

   Any dividends paid to a non-United States stockholder will generally be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the non-United States stockholder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States stockholders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A non-United States stockholder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

Gain on Disposition

   A non-United States stockholder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with the conduct of a trade or business within the United States by the non-United States stockholder or (2) in the case of a non-United States stockholder who is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met. Gain that is effectively connected with the conduct of a trade or business within the United States by the non-United States stockholder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States stockholders should consult applicable treaties, which may provide for different rules.

Federal Estate Taxes

   Our common stock that is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   In general, we must report annually to the United States Internal Revenue Service and to each non-United States stockholder the amount of dividends paid to, and the tax withheld with respect to, such stockholder, regardless of whether any tax has been actually withheld. This information may also be made available to the tax authorities of a country in which the non-United States stockholder resides.

   Under current United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on our common stock to a non-United States stockholder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its non-United States stockholder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a non-United States stockholder and certain other conditions are met, or the holder otherwise establishes an exemption.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-United States stockholder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

   The United States Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above, which are generally effective for payments made after December 31, 2000. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards.

                                  UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Prudential Securities Incorporated, SG Cowen Securities Corporation and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock set forth opposite its name below:

                                                                          Number
                                                                            of
   Underwriters                                                           Shares
   ------------                                                           ------
   Lehman Brothers Inc...................................................
   Prudential Securities Incorporated....................................
   SG Cowen Securities Corporation.......................................
   Fidelity Capital Markets,
    a division of National Financial Services Corporation................
                                                                           ----
     Total...............................................................
                                                                           ====

   The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase      additional shares.

   Paid by ZiLOG                                       No Exercise Full Exercise
   -------------                                       ----------- -------------
   Per Share..........................................     $            $
                                                           ---          ---
   Total..............................................     $            $
                                                           ===          ===

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $     per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $     per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

   We have granted to the underwriters an option to purchase up to an aggregate
of      additional shares of common stock, exercisable to cover over-
allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

   We have agreed that, without the prior consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares of our common stock for a period of 180 days from the date of this prospectus. In addition, our executive officers, directors, key employees and principal stockholders, including certain affiliates of Texas Pacific Group, have agreed under the lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares for the period ending 180 days after the date of this prospectus.

   Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   We have applied to list our common stock on the Nasdaq National Market under the symbol "ZLOG."

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

   We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $     million.

   The underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

   The underwriters have informed us that they do not intend to confirm sales to accounts over which the underwriters have discretionary authority that exceed 5% of the total number of shares of common stock offered by them.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

   Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price shown on the cover page of this prospectus.

   At our request, the underwriters have reserved up to           shares of the
common stock offered by this prospectus for sale to our officers, directors, employees, consultants and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus and following effectiveness of the registration statement. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

   Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering, and will be facilitating electronic distribution of information through the Internet.

   Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. Various legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, San Diego, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and with respect to our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete; we refer you to the copy of each contract or other document filed as an exhibit to the registration statement. These statements are qualified in all respects by reference to the applicable exhibit. The registration statement, including the exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Information on the operation of the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the web site is http://www.sec.gov.

   We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the Commission's public reference rooms, and the website of the Commission referred to above.

                                  ZiLOG, Inc.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................  F-2

Consolidated Balance Sheets as of December 31, 1999 and 1998.............  F-3

Consolidated Statements of Operations for the Years Ended December 31,
 1999, 1998 and 1997.....................................................  F-4

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1999, 1998 and 1997 ....................................................  F-5

Consolidated Statements of Stockholders' Equity (Deficiency) for the
 Years Ended December 31, 1999, 1998 and 1997............................  F-6

Notes to Consolidated Financial Statements...............................  F-7

UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of July 2, 2000 and
 December 31, 1999....................................................... F-24

Unaudited Condensed Consolidated Statements of Operations for the Six
 Months ended July 2, 2000 and July 4, 1999.............................. F-25

Unaudited Condensed Consolidated Statements of Cash Flows for the Six
 Months ended July 2, 2000 and July 4, 1999 ............................. F-26

Notes to Unaudited Condensed Consolidated Financial Statements........... F-27

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ZiLOG, Inc.

   We have audited the accompanying consolidated balance sheets of ZiLOG, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZiLOG, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                       /s/Ernst & Young LLP

San Jose, California
January 18, 2000, except for the second paragraph of Note 14, as to which the date is July 2, 2000

                                  ZiLOG, INC.

                          CONSOLIDATED BALANCE SHEETS
              (in thousands, except shares and per share amounts)

                                                             December 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
                         ASSETS
                         ------
Current assets:
  Cash and cash equivalents.............................. $  60,806  $  50,856
  Accounts receivable, less allowance for doubtful
   accounts of $423 in 1999 and $366 in 1998.............    31,834     25,151
  Inventories............................................    28,456     22,232
  Prepaid expenses and other current assets..............    12,917      7,521
                                                          ---------  ---------
    Total current assets.................................   134,013    105,760
Property, plant and equipment, at cost:
  Land, buildings and leasehold improvements.............    37,520     37,026
  Machinery and equipment................................   376,196    387,375
                                                          ---------  ---------
                                                            413,716    424,401
  Less: accumulated depreciation and amortization........  (277,570)  (242,653)
                                                          ---------  ---------
    Net property, plant and equipment....................   136,146    181,748
Other assets.............................................    14,127      9,563
                                                          ---------  ---------
                                                          $ 284,286  $ 297,071
                                                          =========  =========

        LIABILITIES AND STOCKHOLDERS' DEFICIENCY
        ----------------------------------------

Current liabilities:
  Accounts payable....................................... $  21,998  $  16,381
  Accrued compensation and employee benefits.............    32,656     24,595
  Other accrued liabilities..............................    23,797     17,977
                                                          ---------  ---------
    Total current liabilities............................    78,451     58,953

Notes payable............................................   280,000    280,000
Other non-current liabilities............................    15,603      6,349
Commitments and contingencies
Stockholders' deficiency:
  Preferred Stock, $100.00 par value; 5,000,000 shares
   authorized; 1,500,000 shares designated as Series A
   Cumulative Preferred Stock; 250,000 shares of Series A
   Cumulative Preferred Stock issued and outstanding at
   December 31, 1999 and 1998; aggregate liquidation
   preference $31,050....................................    25,000     25,000
  Common Stock, $0.01 par value; 70,000,000 shares
   authorized; 30,525,786 and 30,098,736 shares issued
   and outstanding at December 31, 1999 and 1998,
   respectively. Class A Stock, $0.01 par value;
   30,000,000 shares authorized; 10,000,000 shares issued
   and outstanding at December 31, 1999 and 1998.........       405        401
Additional paid-in capital...............................     1,113        799
Accumulated deficit......................................  (116,286)   (74,431)
                                                          ---------  ---------
    Total stockholders' deficiency.......................   (89,768)   (48,231)
                                                          ---------  ---------
                                                          $ 284,286  $ 297,071
                                                          =========  =========

        See accompanying notes to the consolidated financial statements.

                                  ZiLOG, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
Net sales....................................... $245,138  $204,738  $261,097
Cost of sales...................................  158,768   163,315   171,722
                                                 --------  --------  --------
Gross margin....................................   86,370    41,423    89,375
Operating expenses:
  Research and development......................   32,777    28,846    30,467
  Selling, general and administrative...........   59,082    54,317    47,806
  Special charges...............................    4,686    38,620       --
                                                 --------  --------  --------
                                                   96,545   121,783    78,273
                                                 --------  --------  --------
Operating income (loss).........................  (10,175)  (80,360)   11,102
Other income (expense):
  Interest income...............................    2,567     3,755     3,167
  Interest expense..............................  (28,954)  (24,375)     (275)
  Other, net....................................     (324)     (796)      832
                                                 --------  --------  --------
Income (loss) before income taxes...............  (36,886) (101,776)   14,826
Provision (benefit) for income taxes............    1,004   (14,248)    2,965
                                                 --------  --------  --------
Net income (loss)...............................  (37,890)  (87,528)   11,861
Preferred stock dividends.......................    3,965     2,928       --
                                                 --------  --------  --------
Net income (loss) attributable to common
 stockholders................................... $(41,855) $(90,456) $ 11,861
                                                 ========  ========  ========
Net income (loss) per common share:
  Basic......................................... $  (1.04) $  (2.46) $   0.59
  Diluted....................................... $  (1.04) $  (2.46) $   0.57
Shares used in per share calculation:
  Basic.........................................   40,238    36,789    20,233
  Diluted.......................................   40,238    36,789    20,676


        See accompanying notes to the consolidated financial statements.

                                  ZiLOG, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1999      1998       1997
                                                --------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).............................  $(37,890) $ (87,528) $  11,861
Adjustments to reconcile net (loss) income to
 cash (used) provided by operating activities:
  Depreciation and amortization...............    52,368     61,795     63,750
  Write-down of assets held for disposal......     3,677        --         --
  Charge for purchased in-process research and
   development................................     1,009        --         --
  Loss from disposition of equipment..........       261      1,351         50
  Deferred income taxes.......................       --      (7,150)    (2,229)
Changes in assets and liabilities:
  Accounts receivable.........................    (6,683)     6,482     (2,238)
  Inventories.................................    (6,224)    10,736      1,501
  Prepaid expenses and other assets...........    (5,396)    13,875        201
  Accounts payable............................     5,617     (8,352)    (4,053)
  Accrued compensation and employee benefits..     8,061      7,311        739
  Other accrued and non-current liabilities...     9,579     (3,592)     3,062
                                                --------  ---------  ---------
      Cash (used) provided by operating
       activities.............................    24,379     (5,072)    72,644

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures..........................    (8,269)   (21,317)   (38,437)
Acquisition of Seattle Silicon, net of cash
 acquired.....................................    (5,931)       --         --
Short-term investments:
  Purchases...................................       --         --    (229,730)
  Proceeds from sales.........................       --      14,127    141,936
  Proceeds from maturities....................       --         --     127,304
                                                --------  ---------  ---------
      Cash (used) provided by investment
       activities.............................   (14,200)    (7,190)     1,073

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock........       318        212      2,956
Purchase of outstanding shares................       --    (399,475)       --
Merger costs charged to retained earnings.....       --     (17,401)       --
Net proceeds from issuance of notes...........       --     270,098        --
Investment by Texas Pacific Group Partners II,
 L.P..........................................              117,500        --
Principal payments under capital leases.......      (547)       --         --
                                                --------  ---------  ---------
      Cash (used) provided by financing
       activities.............................      (229)   (29,066)     2,956
                                                --------  ---------  ---------
Increase (decrease) in cash and cash
 equivalents..................................     9,950    (41,328)    76,673
Cash and cash equivalents at beginning of
 period.......................................    50,856     92,184     15,511
                                                --------  ---------  ---------
Cash and cash equivalents at end of period....  $ 60,806  $  50,856  $  92,184
                                                ========  =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Interest paid during the year...............  $ 26,869  $  13,596  $     --
  Income taxes paid (net refund) during the
   year.......................................  $ (7,137) $  (1,955) $   1,905

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
 ACTIVITIES:
  Equipment purchased under capital leases....  $  2,077  $     --   $     --

        See accompanying notes to the consolidated financial statements

                                  ZiLOG, INC.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                            (dollars in thousands)

                                     Common Stock       Common Stock                  Retained    Accumulated      Total
                   Preferred Stock      Voting             Class A      Additional    Earnings       Other     Stockholders'
                   --------------- ------------------ -----------------  Paid-in    (Accumulated Comprehensive     Equity
                   Shares  Amount    Shares    Amount   Shares   Amount  Capital      Deficit)   Income (Loss)  (Deficiency)
                   ------- ------- ----------  ------ ---------- ------ ----------  ------------ ------------- -------------
Balance at
January 1, 1997..      --  $   --  20,127,976   $201         --  $ --   $ 161,599    $ 163,375       $ 105       $ 325,280
Issuance of
Common Stock
under stock
option and stock
purchase plans,
including tax
benefit of $397..      --      --     205,766      2         --    --       3,351          --          --            3,353
Comprehensive
income:
 Net income......      --      --         --     --          --    --         --        11,861         --           11,861
 Other
 comprehensive
 loss:
 Adjustments to
 unrealized gains
 (losses) on
 available-for-
 sale securities,
 net of tax of
 $3..............      --      --         --     --          --    --         --           --          (12)            (12)
                                                                                                                 ---------
 Total
 comprehensive
 income..........                                                                                                   11,849
                   ------- ------- ----------   ----  ---------- -----  ---------    ---------       -----       ---------
Balance at
December 31,
1997.............      --      --  20,333,742    203         --    --     164,950      175,236          93         340,482
Issuance of
Common Stock
under stock
option plans.....      --      --      14,852    --          --    --         212          --          --              212
Recapitalization
of company.......  250,000  25,000 (5,299,226)   (52)  5,000,000    50   (164,163)    (159,211)        --         (298,376)
Common Stock
split (2:1)......      --      --  15,049,368    150   5,000,000    50       (200)         --          --              --
Preferred
dividends
accrued..........      --      --         --     --          --    --         --        (2,928)        --           (2,928)
Comprehensive
loss:
 Net loss........      --      --         --     --          --    --         --       (87,528)        --          (87,528)
 Other
 comprehensive
 loss:
 Adjustments to
 unrealized gains
 (losses) on
 available-for-
 sale securities,
 net of tax of
 $15.............      --      --         --     --          --    --         --           --          (93)            (93)
                                                                                                                 ---------
 Total
 comprehensive
 loss............                                                                                                  (87,621)
                   ------- ------- ----------   ----  ---------- -----  ---------    ---------       -----       ---------
Balance at
December 31,
1998.............  250,000  25,000 30,098,736    301  10,000,000   100        799      (74,431)        --          (48,231)
Issuance of
Common Stock
under stock
option plans.....      --      --     127,050      1         --    --         317          --          --              318
Issuance of
Common Stock for
employee
compensation.....      --      --     300,000      3         --    --          (3)         --          --              --
Preferred
dividends
accrued..........                                                                       (3,965)       =--           (3,965)
Net loss and
comprehensive
loss.............      --      --         --     --          --    --         --       (37,890)        --          (37,890)
                   ------- ------- ----------   ----  ---------- -----  ---------    ---------       -----       ---------
Balance at
December 31,
1999.............  250,000 $25,000 30,525,786   $305  10,000,000 $ 100  $   1,113    $(116,286)      $ --        $ (89,768)
                   ======= ======= ==========   ====  ========== =====  =========    =========       =====       =========

       See accompanying notes to the consolidated financial statements.

                                  ZiLOG, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999

Note 1. Description of Business and Summary of Significant Accounting Policies

   Nature of business: ZiLOG, Inc. ("ZiLOG" or "the Company") designs, develops, manufactures and markets semiconductor micro-logic devices for application specific standard products (ASSPs) for the communications and embedded control markets.

   Principles of consolidation: The consolidated financial statements include the accounts of ZiLOG and its subsidiaries. All significant transactions and accounts between the Company and these subsidiaries have been eliminated in consolidation.

   Revenue recognition: Certain of the Company's sales are made through distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. Revenue is recognized at the time of shipment with appropriate reserves provided for returns and price allowances. Royalty income is recognized when the income is earned from the licensees.

   In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has reviewed SAB 101 and is evaluating the effect of its application to the Company's financial statements.

   Derivative instruments and hedging activities: In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting rules for different types of hedges. Adoption of this statement is required in the year ending December 31, 2001, and is not expected to have any impact on the Company's results of operations or financial condition.

   Foreign currency translation: All of the Company's subsidiaries use the U.S. dollar as the functional currency. Accordingly, monetary accounts and transactions are remeasured at current exchange rates and non-monetary accounts are remeasured at historical rates. Revenues and expenses are remeasured at the average exchange rates for each period, except for depreciation expense which is remeasured at historical rates. Foreign currency exchange gains and (losses) were included in determining results of operations and aggregated ($196,000), ($215,000) and $940,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

   Cash equivalents: Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition.

   Inventories: Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market and consist of the following (in thousands):

                                                                   Year Ended
                                                                  December 31,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
     Raw materials.............................................. $ 1,477 $ 2,439
     Work-in-process............................................  20,146  17,844
     Finished goods.............................................   6,833   1,949
                                                                 ------- -------
                                                                 $28,456 $22,232
                                                                 ======= =======

   Property, plant and equipment: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated economic lives of the assets which are generally

                                  ZiLOG, INC.

between three and seven years for machinery and equipment and 30 years for buildings. Effective July 5, 1999, the Company changed the estimated useful lives of certain machinery and equipment located in its eight-inch wafer fab in Nampa, Idaho from five to seven years. The decision to change the estimated service period for these assets was based on the Company's recent qualification of a new .35 micron wafer manufacturing process in its eight-inch wafer fab and the transfer of many of ZiLOG's products into volume production in this facility. This change in accounting estimate resulted in a $9.1 million reduction of depreciation expense in the second half of 1999 as compared to the amount that would have been recorded under the previous useful life estimates. Had the accounting change been in effect for the full year in 1999, it would have resulted in a $18.2 million reduction in depreciation expense compared to the amount that would have been recorded under the previous useful life estimates. Accordingly, the Company believes that extending the service period on these assets is consistent with its current production plans. Amortization of leasehold improvements is computed using the shorter of the remaining terms of the leases or the estimated economic lives of the improvements. Depreciation expense of property, plant and equipment was $51,110,000, $61,795,000 and $63,522,000 for 1999, 1998 and 1997, respectively. Assets leased under a capital lease are recorded at the present value of the lease obligation and amortized on a straight-line basis over the lease term to depreciation expense. Amortization of leased assets was $682,000 in 1999.

   Advertising expenses: The Company accounts for advertising costs as expense for the period in which they are incurred. Advertising expenses for 1999, 1998 and 1997 were approximately $1,727,000, $473,000 and $922,000, respectively.

   Use of estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Stock awards: The Company accounts for employee stock awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As stock option grants are issued with an exercise price equal to the fair value of the stock, the Company recognizes no compensation expense for stock option grants. Additionally, as the Stock Purchase Plan qualified as an "Employee Stock Purchase Plan" under Section 423 of the Code, no compensation expense was recorded. Pro forma information required by FASB Statement No. 123, "Accounting for Stock Based Compensation" is presented in
Note 10 below.

   Net income (loss) per share: Basic and diluted net income (loss) per share is presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). In accordance with SFAS 128, basic net income (loss) per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share incorporates the incremental shares issuable upon the assumed exercise of stock options, warrants and convertible preferred stock, if dilutive.

   For the years ended December 31, 1999 and 1998 no stock options were excluded from the calculation of diluted net income (loss) per common share because they were anti-dilutive, but these options may be dilutive in the future. For the year ended December 31, 1997, 897,314 stock options were excluded from the calculation of diluted net income (loss) per common share because they were anti-dilutive, but these options may be dilutive in the future.

   As discussed in Note 6, the Company affected two stock-splits in fiscal 1998. For purposes of calculating earnings per common share, shares outstanding prior to February 27, 1998 do not reflect the two stock-splits because the shares outstanding prior to February 27, 1998 were canceled in connection with the recapitalization

                                  ZiLOG, INC.

as described in Note 2. Shares outstanding prior to the recapitalization have not been restated to reflect these stock-splits, as they were either repurchased and cancelled, or exchanged for new common shares and cancelled as a result of the recapitalization.

   The following table sets forth the computation of basic and diluted net income (loss) per common share:

                                                    Years Ended December 31,
                                                    ---------------------------
                                                      1999      1998     1997
                                                    --------  --------  -------
                                                    (in thousands, except per
                                                         share amounts)
Numerator:
  Net income (loss)................................ $(41,855) $(90,456) $11,861
                                                    ========  ========  =======
Denominator:
  Denominator for basic net income (loss) per
   common share--weighted average common shares....   40,238    36,789   20,233
Effect of dilutive securities:
  Stock options....................................      --        --       443
                                                    --------  --------  -------
  Denominator for diluted net income (loss) per
   common share--weighted average common and
   potentially dilutive securities.................   40,238    36,789   20,676
                                                    ========  ========  =======
Basic net income (loss) per common share........... $  (1.04) $  (2.46) $  0.59
                                                    ========  ========  =======
Diluted net income (loss) per common share......... $  (1.04) $  (2.46) $  0.57
                                                    ========  ========  =======

Note 2. The Merger

   Pursuant to the Agreement and Plan of Merger by and among TPG Partners II, L.P. (TPG II), TPG Zeus Acquisition Corporation ("Merger Sub") and ZiLOG dated as of July 20, 1997, as amended (the "Merger Agreement"), Merger Sub merged with and into ZiLOG on February 27, 1998, and ZiLOG continues as the surviving corporation (the "Merger"). By virtue of the Merger, 374,842 shares (pre-split) of ZiLOG Common Stock held by certain of ZiLOG's stockholders prior to the Merger were exchanged for new common shares of the Company. All other shares of outstanding Common Stock were canceled and converted into the right to receive cash consideration. By virtue of the Merger, the Common Stock of Merger Sub was converted into new shares of Common Stock, Non-Voting Common Stock and Preferred Stock of ZiLOG. Also in connection with the Merger, stock options to purchase shares of Common Stock issued under ZiLOG's stock plans outstanding immediately prior to the consummation of the Merger were canceled and, in certain instances, were converted into the right to receive an amount in cash, as set forth in the Merger Agreement. The transaction was accounted for as a recapitalization which resulted in TPG II owning approximately 89% of the voting shares and pre-Merger stockholders owning approximately 10% of the voting shares. Because TPG II acquired less than substantially all of the Common Stock, the basis of the Company's assets and liabilities were not impacted by the transaction.

   In connection with the Merger, ZiLOG amended its articles of incorporation with respect to the Company's authorized share capital. Authorized shares are as follows: (i) 5,000,000 shares of $100 par value preferred stock, (ii) 15,000,000 of $0.01 par value Class A Non-Voting Common Stock and
(iii) 35,000,000 shares of $0.01 par value Common Stock. Immediately after the consummation of the Merger, the Board of Directors (the "Board") declared a 4-for-1 stock split in the form of a dividend for each share of Common Stock and Class A Non-Voting Common Stock and designated 1,500,000 shares of Preferred Stock as Series A Cumulative Preferred Stock ("Series A Stock").

                                  ZiLOG, INC.

   Approximately $434.4 million was used to complete the Merger and consisted of the following: (i) $399.5 million for the purchase of the pre-Merger outstanding Common Stock; (ii) $4.2 million for the cancellation of existing stock options; and (iii) approximately $30.7 million in fees and expenses, which were charged to retained earnings at the date of the Merger.

   The cash funding requirements for the Merger were satisfied through the following: (i) an equity investment by TPG II and certain other investors of $117.5 million; (ii) use of approximately $36.1 million of ZiLOG's cash and cash equivalents; and (iii) $280 million of gross proceeds from the sale of the Notes (see Note 8) through a private placement. As a result of the Merger (on a post-split basis; see Note 6), the Company, as of December 31, 1998, had 250,000 shares of Series A Stock, 30,098,736 shares of Common Stock and 10,000,000 shares of Class A Non-Voting Common Stock issued and outstanding.

Note 3. Acquisition

   On April 20, 1999, ZiLOG acquired substantially all of the assets and assumed the operating liabilities of Seattle Silicon Corporation ("Seattle Silicon") a fabless semiconductor company based in Bellevue, Washington that offers a customized design capability for analog devices and mixed signal system-on-a-chip (SOC) technology. The purchase price of approximately $6.1 million, including acquisition costs of approximately $0.4 million, was allocated based on fair values as follows: tangible net assets of $0.1 million; in-process research and development of $1.0 million; and goodwill of $5.0 million (three-year amortization period). For financial statement purposes, this acquisition was accounted for as a purchase, and accordingly, the results of operations of Seattle Silicon subsequent to April 20, 1999, are included in the Company's condensed consolidated statements of operations.

   In-process research and development was expensed in April 1999 because the projects related to the acquired research and development (partially developed semiconductor product designs), had not reached technological feasibility and have no alternative future use. The nature of efforts required to develop the purchased in-process technology into commercially viable products primarily relates to completion of design, prototyping and testing to ensure the products can be produced to meet customer design specifications, including functions, features and performance requirements. There can be no assurance that these products will ever achieve commercial viability.

   Factors considered in valuing in-process research and development included the stage of development of each project, target markets and associated risks of achieving technological feasibility and market acceptance of the products. The value of the purchased in-process technology was determined by estimating the projected net cash flows arising from commercialization of the products over periods ranging from one to four years. These cash flows were then discounted to their net present value using a discount rate of 25 percent. The estimated stage of completion was applied to the net present value of future discounted cash flows to arrive at the $1.0 million charge for in-process research and development that was immediately written off to the statement of operations.

   Due to the insignificance of Seattle Silicon's operations compared to ZiLOG's financial statements, it was not deemed appropriate to disclose pro forma results.

Note 4. Fair Values Of Financial Instruments

   Cash and cash equivalents consist primarily of cash in bank accounts, commercial paper, money market accounts and short-term time deposits. The carrying amount on the balance sheet for cash and cash equivalents at December 31, 1999 and 1998 were $60,806,000 and $50,856,000, respectively, which approximates fair

                                  ZiLOG, INC.

value, due to their short maturities. Based on market quoted values, the Notes (see Note 8) had an estimated fair value of $255.5 million and $224.0 million at December 31, 1999 and 1998, respectively.

Note 5. Special Charges

   During the second quarter of 1999, ZiLOG incurred special charges of $4.7 million. Approximately $1.0 million was purchased in-process research and development related to several partially developed semiconductor product designs that were acquired through the acquisition of Seattle Silicon in April 1999 (see Note 3). ZiLOG also recognized a $3.7 million charge for the write-down to estimated net realizable value of under-utilized test equipment, which is being held for sale. The carrying value of such assets at December 31, 1999 is $900,000 and is recorded in other current assets on the consolidated balance sheet. The net realizable value of assets held for disposal was based on an independent appraisal.

   Recapitalization expenses consisted of charges directly related to the change in control and repositioning of the Company as a result of the Merger (as discussed in Note 2). During 1998, the Company incurred restructuring charges totaling approximately $5.3 million. Of this amount, approximately $4.6 million was related to manufacturing operations and approximately $0.7 million was related to sales and headquarters operations. The restructuring costs reflect the Company's strategy to align worldwide operations with market conditions and improve the productivity of its manufacturing facilities. Restructuring actions related to manufacturing operations took place in the third and fourth quarters of 1998. The third quarter restructuring costs consisted of approximately $1.0 million for severance pay and benefits for terminated employees. This action reduced the Company's workforce in its Nampa, Idaho wafer fabrication facility by 20%, or approximately 120 positions. The restructuring costs for the fourth quarter consisted of approximately
$2.4 million for severance pay and benefits for approximately 384 terminated employees and $1.2 million for fixed asset write-offs related to the closure of its assembly operations in the Philippines. In connection with the fourth quarter action, ZiLOG completed the transition of its assembly operations to subcontractors.

   Special charges for the years ended December 31, 1999 and 1998 are as follows (in thousands):

                                                                  1999   1998
                                                                 ------ -------
Write-down of assets held for disposal.......................... $3,677 $   --
Purchased in-process research and development...................  1,009     --

Recapitalization:
  Executive severance pay and new executive bonuses.............    --   13,195
  Stock option buyout...........................................    --    4,195
  Bridge loan fees..............................................    --    3,360
  Employee retention bonuses....................................    --    9,511
  Consultants, other............................................    --    3,073

Restructuring of operations:
  Employee severance and termination benefits...................    --    4,060
  Abandonment of equipment and leasehold improvements...........    --    1,226
                                                                 ------ -------
                                                                 $4,686 $38,620
                                                                 ====== =======

Note 6. Stock Splits

   As discussed in Note 2, the Board declared a 4-for-1 stock split immediately after the consummation of the Merger. The Board also approved a 2-for-1 stock split which became effective in August 1998. Common Stock authorized shares increased from 35,000,000 shares to 70,000,000 shares and issued and outstanding

                                  ZiLOG, INC.

increased from 15,049,368 to 30,098,736 shares (on a post split basis). Class A Non-Voting Common Stock authorized shares increased from 15,000,000 shares to 30,000,000 shares and issued and outstanding shares (on a post split basis) increased from 5,000,000 shares to 10,000,000 shares. Shares outstanding prior to the Merger have not been restated to reflect these stock splits, as they were either repurchased and cancelled, or exchanged for new common shares and cancelled as a result of the Merger.

Note 7. Credit Facility

   On December 30, 1998, ZiLOG executed an agreement with a financial institution (the "Lender") for up to $40 million in the form of a senior secured revolving and capital equipment credit facility (the "Facility"). The revolving line of credit for the Facility provides for borrowings of up to $25 million, subject to a borrowing base consisting of 80% of eligible accounts receivable and 40% of eligible inventories. The $15 million capital expenditure line is secured by eligible equipment financed. Borrowings, on the revolving line of credit under the Facility will bear interest at a rate per annum (at ZiLOG's option) equal to the London Inter-Bank Overnight Rate (LIBOR) plus 2%, or the Lender's published prime rate. Borrowings for the capital expenditure line under the Facility will bear interest at a rate per annum (at ZiLOG's option) equal to LIBOR plus 3% or the Lender's prime rate plus 1%. The term of the revolving credit facility is three years and the capital expenditure line is five years. There have been no borrowings under either credit facility. At December 31, 1999, the Company's total calculated availability under the Facility was $38.5 million.

Note 8. Notes Payable

   The Company has issued $280 million 9% Senior Secured Notes (the "Notes"), which mature on March 1, 2005. Interest is payable semi-annually on the first of March and September. Expenses associated with the offering of approximately $9.9 million were deferred and are being amortized to interest over the term of the Notes. The Notes contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by the Company or its subsidiaries, make capital expenditures or engage in certain transactions with affiliates and otherwise restrict certain corporate activities.

Note 9. Retirement and Pension Plans

   The Company has an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit ($10,000 for calendar year 1999). The Company may make matching contributions on behalf of each participating employee in an amount equal to 100% of the participant's deferral contribution, up to 1.5% of the participant's compensation on a quarterly basis. The Company may also make additional discretionary contributions to the 401(k) Plan. Matching contributions to the savings plan were approximately $727,000, $721,000, and $583,000 in 1999, 1998 and 1997, respectively. The discretionary contribution for 1997 was approximately $1,820,000. There were no discretionary contributions made for 1999 or 1998.

   The Company's Philippines subsidiaries have a defined benefit pension plan that is consistent with local statutes and practices. These benefit plans had no material impact on the Company's financial statements for the periods presented.

                                  ZiLOG, INC.

Note 10. Stockholders' Equity (Deficiency)

   Common stock: Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Approval of matters brought before the stockholders requires the affirmative vote of a majority of the holders of the outstanding shares of Common Stock, except as otherwise required by the General Corporation Law of the State of Delaware (the "DGCL"). Holders of Class A Non-Voting Common Stock do not have any voting rights, except the right to vote as a class to the extent required by DGCL.

   Except for differences in voting rights described above, the rights, powers, preferences and limitations of the Common Stock and Class A Non-Voting Common Stock are identical. Subject to the rights of holders of Series A Stock and other classes and/or series of preferred stock, if any, all shares of Common Stock and Class A Non-Voting Common Stock are entitled to share in such dividends as the Board may from time to time declare from sources legally available therefore. Subject to the rights of creditors and holders of Series A Stock and other classes and/or series of preferred stock, if any, holders of Common Stock and Class A Non-Voting Common Stock are entitled to share ratably in a distribution of assets of the surviving corporation upon any liquidation, dissolution or winding up of a surviving corporation.

   Preferred stock: The Board has the authority to issue, from time to time, by resolution and without any action by stockholders, up to 5,000,000 shares of Preferred Stock, par value $100.00 per share, in one or more classes and/or series and may establish the powers, designations, preferences, rights and qualifications, limitations or restrictions (which may differ with respect to each such class and/or series) of such class and/or series. Upon consummation of the recapitalization, the Board adopted a resolution providing for the creation of Series A Cumulative Preferred Stock ("Series A Stock") into which the shares of capital stock of Merger Sub were converted in the Merger. The Series A Stock is a non-voting 13.5% preferred stock with a par value of $100.00 per share.

   The Series A Stock will accumulate dividends at the rate of 13.5% per annum (payable quarterly) for periods ending on or prior to February 25, 2008, and 15.5% per annum thereafter. Dividends will be payable, at the election of the Board but subject to availability of funds and the terms of the Notes in cash or in kind through corresponding increase in the liquidation preference (as described below) of the Series A Stock. The Series A Stock had an initial liquidation preference of $100.00 per share.

   To the extent that a quarterly dividend payment in respect to a share of Series A Stock is not made in cash when due, the amount of such unpaid dividend will accumulate (whether or not declared by the Board) through an increase in the liquidation preference of such share of Series A Stock equal to the amount of such unpaid dividend and compounded dividends will accumulate on all such accumulated and unpaid dividends. Such dividends are included in other accrued liabilities in the consolidated balance sheets. The liquidation preference will be reduced to the extent that previously accumulated dividends are thereafter paid in cash. The Company is required to pay in cash all accumulated dividends that have been applied to increase the liquidation preference on February 26, 2008 (the "Clean-Down").

   Shares of Series A Stock may be redeemed at the option of the Company, in whole or in part, at 100% of par value, if redeemed after February 25, 2003, in each case of the sum of (i), the liquidation preference thereof, increases to the extent that accumulated dividends thereon shall not have been paid in cash, plus (ii) accrued and unpaid dividends thereon to the date of redemption. Redemption of shares of Series A Stock prior to February 26, 2003 would be at a premium to par value based on a declining scale as follows: 103.5% after August 25, 1999; 103.0% after February 25, 2000; 102.5% after August 25, 2000; 102.0%
after February 25, 2001; 101.5% after August 25, 2001; 101% after February 25, 2002 and 100.5% after August 25, 2002. Optional redemption of the Series A Stock will be subject to, and expressly conditioned upon, certain limitations under the Notes.

                                  ZiLOG, INC.

   In certain circumstances, including the occurrence of a change of control at the Company, but again subject to certain limitations under the Notes, the Company may be required to repurchase shares of Series A Stock at 101% of the sum of the liquidation preference thereof, increased to the extent that accumulated dividends thereon shall not have been paid in cash, plus accumulated and unpaid dividends to the repurchase date.

   Holders of Series A Stock will not have any voting rights with respect thereto, except for (i) such rights as are provided under the DGCL, (ii) the right to elect, as a class, one director of the Company in the event that the Company fails to comply with its Clean-Down or repurchase obligations and (iii) class voting rights with respect to transactions adversely affecting the rights, preferences or powers of the Series A Stock and certain transactions involving stock that ranks junior in payment of dividends, or upon liquidation, to the Series A Stock.

   Pre-merger stock plans: Prior to the Merger, the Company had a stock purchase plan (the "Purchase Plan") and a stock option plan (the "Old Option Plan") both of which were terminated upon completion of the Merger. The Purchase Plan had 600,000 shares authorized for eligible employees to purchase the Company's common stock through payroll deductions at a purchase price equal to 85% of the lower of the closing price of the Company's common stock on the first or last day of each six-month offer period. Shares issued under the Purchase Plan were 92,898 in 1997. The Company had reserved 3.5 million shares for granting restricted shares, stock units, stock options or stock appreciation rights under the Old Option Plan. In November 1996, the Company canceled and re-granted approximately 2.5 million stock options at a new exercise price equal to the share price of the Company's common stock on the re-grant date. Re-granted stock options continued to vest under the original vesting schedule, but were not exercisable for a period of one year from the re-grant. As a result of the Merger (see Note 2) approximately 434,000 stock options were repurchased from optionees and all remaining options under the Old Option Plan were canceled.

   New stock plans: In August 1998, the ZiLOG, Inc. Long-Term Stock Incentive Plan (the "Plan") and the ZiLOG, Inc. 1998 Executive Officer Stock Incentive Plan (the "Executive Plan"), jointly referred to as the "1998 Plans," were adopted by the Board. Under the 1998 Plans, the Company may grant eligible employees restricted shares, stock units and nonstatuatory and incentive stock options. Options under the 1998 Plans generally have a life of 10 years and vest at a rate of 25% on each of the first four anniversaries following the option grant date. The terms and conditions of each option or stock award under the 1998 Plans are determined by a committee of the Board and are set forth in agreements between the recipient employee and the Company. As of December 31, 1999, 4.35 million and 6.75 million shares have been reserved for issuance and 667,575 and 904,000 options have been granted under the Plan and the Executive Plan, respectively. An executive was awarded 400,000 shares at zero consideration during 1998. The Company recorded $1.0 million of compensation expense in connection with the award in 1998. The shares were issued 100,000 in 1998 and 300,000 in 1999.

                                  ZiLOG, INC.

   A summary of the Company's activity for all stock option plans for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                                        Weighted
                                                 Shares                 Average
                                               Available     Options    Exercise
                                               For Grant   Outstanding   Price
                                               ----------  -----------  --------
1994 Option Plan
Balance at January 1, 1997....................        --    4,670,273    $20.67
  Shares reserved.............................  1,000,000         --        --
  Options granted.............................   (916,800)    916,800    $22.84
  Options exercised...........................        --     (112,868)   $12.89
  Options cancelled...........................    (83,200)   (330,872)   $21.79
                                               ----------  ----------
Balance at December 31, 1997..................        --    5,143,333    $21.11
  Shares reserved.............................  1,000,000         --        --
  Options exercised...........................        --      (14,852)   $14.50
  Options cancelled or repurchased upon
   Merger..................................... (1,000,000) (5,128,481)   $21.13
                                               ----------  ----------
    Balance at February 27, 1998..............        --          --
                                               ==========  ==========

The 1998 Plans
  Shares reserved.............................  8,000,000         --        --
  Options granted............................. (6,469,030)  6,469,030    $ 2.89
  Shares granted..............................   (100,000)        --     $ 0.00
  Options cancelled...........................    270,580    (270,580)   $ 2.50
                                               ----------  ----------
    Balance at January 1, 1999................  1,701,550   6,198,450    $ 2.90
  Shares reserved.............................  3,100,000         --        --
  Options granted............................. (1,571,575)  1,571,575    $ 3.05
  Shares granted..............................   (300,000)        --     $ 0.00
  Options exercised...........................        --     (127,050)   $ 2.50
  Options cancelled...........................    371,974    (371,974)   $ 2.50
                                               ----------  ----------
    Balance at December 31, 1999..............  3,301,949   7,271,001    $ 2.96
                                               ==========  ==========


   The following table summarizes information about stock options outstanding at December 31, 1999:

                                     Options Outstanding                Options Exercisable
                         ------------------------------------------- --------------------------
                                     Weighted Average    Weighted                   Weighted
        Range of           Number       Remaining        Average       Number       Average
    Exercise Prices      Outstanding Contractual Life Exercise Price Exercisable Exercise Price
    ---------------      ----------- ---------------- -------------- ----------- --------------
$2.50-$5.00.............  7,271,001     9.20 years        $2.96       2,014,281      $3.14
                          =========                       =====       =========      =====

   The weighted average fair value of options granted in 1999, 1998 and 1997 were $1.13, $0.61 and $8.52 per share, respectively. Options that were exercisable as of December 31, 1999, 1998 and 1997, were 2,014,281, 500,000 and
2,800,621, respectively.

   Pro forma stock based compensation: Pro forma information regarding net income is required by FAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value of the options granted under the 1998 Plans was estimated at the date of grant using the Minimum Value Method option pricing model using the following weighted average assumptions for 1999: risk free

                                  ZiLOG, INC.

interest rate annual average of 6.7%, dividend yield of zero, and the weighted average of expected life of five years. The fair value for the options granted under the 1994 Option Plans prior to the 1998 Option Plans, was estimated at the date of grant utilizing the Black Scholes option-pricing model with a multiple option approach. The following weighted-average assumptions for 1997 were used: risk free interest rate (annual average) of 6.1%, dividend yield of zero, volatility factor of the expected market price of the Company's Common Stock of 47%, and a weighted-average expected option life of 4.5 years.

   To comply with the pro forma reporting requirements of FAS No. 123 for stock awards granted under the Purchase Plan, compensation cost is estimated for the fair value of the employees' purchase rights using the Black Scholes method with the following assumptions for those rights granted in 1997; dividend yield of 0.0%; an expected life ranging up to .5 years; expected volatility factor of 48%; and a risk free interest rate of 6.0%. The weighted average fair value of those purchase rights granted in March 1997 was $5.93. The Purchase Plan was terminated upon completion of the Merger.

   For purposes of pro forma disclosure, the expense amortization of the options' fair value is allocated over the options' four-year vesting period. Future pro forma net income (loss) results may be materially different from actual amounts reported. The pro forma net income (loss) amounts for the year ended December 31, 1999, 1998 and 1997 were $(38,958,000), $(88,144,000) and
$2,012,000, respectively.

Note 11. Income Taxes

   The provision (benefit) for income taxes is as follows (in thousands):

                                                       Year Ended December 31,
                                                       ------------------------
                                                        1999    1998     1997
                                                       ------ --------  -------
   Federal:
     Current.......................................... $  --  $ (8,252) $ 3,036
     Deferred.........................................    --    (6,364)  (1,949)
                                                       ------ --------  -------
                                                          --   (14,616)   1,087
   State:
     Current..........................................    197      293      565
     Deferred.........................................    --    (1,499)      55
                                                       ------ --------  -------
                                                          197   (1,206)     620
   Foreign:
     Current..........................................    807      861    1,593
     Deferred.........................................    --       713     (335)
                                                       ------ --------  -------
                                                          807    1,574    1,258
                                                       ------ --------  -------
   Provision (benefit) for income taxes............... $1,004 $(14,248) $ 2,965
                                                       ====== ========  =======

   The tax benefit associated with the exercise of stock options reduced taxes currently payable as shown above by $397,000 in 1997. Such benefit was credited to additional paid-in-capital when realized.

   Pretax income from foreign operations was $1,379,000, $658,000 and $5,309,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Unremitted foreign earnings that are considered to be permanently invested outside the U.S. and on which no deferred income taxes have been provided amounted to approximately $6,700,000 at December 31, 1999. If such amounts were remitted, the residual U.S. tax liability (net of foreign tax credits), would be approximately $750,000.

                                  ZiLOG, INC.

   The provision (benefit) for income taxes differs from the amount computed by applying the statutory income tax rate to income before taxes. The source and tax effects of the differences are as follows (in thousands):

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1999      1998     1997
                                                   --------  --------  ------
   Computed expected provision (benefit).......... $(12,910) $(35,622) $5,189
   State tax, net of federal benefit..............      197      (784)    403
   Tax exempt interest income.....................      --        (13)   (721)
   Foreign rates greater than (less than) the
    federal rate..................................      593     1,327    (838)
   Research and development credits...............      --        --     (921)
   Losses for which no current year benefit is
    recognized....................................   12,630    17,451     --
   Other..........................................      494     3,393    (147)
                                                   --------  --------  ------
                                                    $ 1,004  $(14,248) $2,965
                                                   ========  ========  ======

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                             December 31,
                                                           ------------------
                                                             1999      1998
                                                           --------  --------
   Deferred tax liabilities--tax over book depreciation... $(17,606) $(17,606)
   Deferred tax assets:
     Net operating losses.................................   33,482    24,274
     Accruals not currently deductible....................    6,803     5,845
     Inventory valuation adjustments and reserves.........    2,700     3,398
     Tax credits..........................................    2,340     1,065
     Other................................................      830       475
                                                           --------  --------
                                                             46,155    35,057
   Valuation allowance....................................  (28,549)  (17,451)
                                                           --------  --------
   Net deferred taxes..................................... $    --   $    --
                                                           ========  ========

   Approximately $1,150,000 of the valuation allowance is attributable to stock option deductions, the benefit of which will be credited to paid-in capital when realized.

   Realization of deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax assets as of December 31, 1999 has been established to reflect these uncertainties. The valuation allowance was established in 1998 in the amount of $17,451,000 and increased by approximately $11,098,000 during the fiscal year ended December 31, 1999.

   As of December 31, 1999, the Company had federal and California net operating loss carryforwards of approximately $92,000,000 and $15,000,000, respectively, which will expire beginning in years 2003 through 2019, if not utilized. As of December 31, 1999, the Company also had federal tax credit carryforwards of approximately $2,340,000, which will expire at various dates beginning in 2003 through 2013, if not utilized.

   Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" limitations provided by the Internal Revenue Code of 1986, as

                                  ZiLOG, INC.

amended, and similar state provisions. The annual limitation may result in expiration of net operating loss and tax credit carryforwards and tax credit carryforwards before full utilization.

Note 12. Commitments and Contingencies

   The Company leases certain of its facilities and equipment under non-cancelable operating leases, which expire in 2000 through 2005. The facility lease agreements generally provide for base rental rates which increase at various times during the terms of the leases and also provide for renewal options at fair market rental value. During 1999, the Company entered into a capital lease agreement with a bargain purchase option to acquire the assets at the end of the lease term.

   Minimum future lease payments under these non-cancelable leases at December 31, 1999 are as follows (in thousands):

                                                           Capitalized Operating
                                                             Leases     Leases
                                                           ----------- ---------
   2000...................................................   $  800     $ 5,775
   2001...................................................      879       5,297
   2002...................................................      --        5,195
   2003...................................................      --        4,862
   2004...................................................      --          903
   Thereafter.............................................      --          --
                                                             ------     -------
   Total minimum lease payments...........................    1,679     $22,032
                                                                        =======
   Less amount representing interest......................      148
                                                             ------
   Present value of minimum lease payments................   $1,531
                                                             ======

   Total operating lease expense, including month-to-month rentals, was $6,609,000, $5,442,000 and $2,875,000 for the years ended December 31, 1999,
1998 and 1997, respectively.

   The Company has been named as a defendant in a purported class action lawsuit which was filed on January 23, 1998 in the U.S. District Court for the Northern District of California. Certain executive officers of the Company are also named as defendants. The plaintiff purports to represent a class of all persons who purchased the Company's Common Stock between June 30, 1997 and November 20, 1997 (the "Class Period"). The complaint alleges that the Company and certain of its executive officers made false and misleading statements regarding the Company that caused the market price of its Common Stock to be "artificially inflated" during the Class Period. The complaint does not specify the amount of damages sought. On March 24, 1999, the court granted ZiLOG's motion to dismiss and entered judgment in favor of all defendants. On April 16, 1999, the plaintiffs filed their notice of appeal to the Ninth Circuit of Appeals. Based upon information presently known to management, the Company is unable to determine the ultimate resolution of this lawsuit or whether it will have a material adverse effect on the Company's financial condition.

   The Company is a party to an insurance coverage lawsuit in the Superior Court of the State of California in and for Santa Clara County filed on July 29, 1996, in which its former insurers, Pacific Indemnity Company, Federal Insurance Company and Chubb & Son, Inc., claim that insurance coverage did not exist for allegations made in two underlying lawsuits brought by some employees of the Company and their families who claimed that they suffered personal injuries and discrimination because of alleged exposure to chemicals at ZiLOG's manufacturing plant in Nampa, Idaho in 1993 and 1994. The insurers seek a declaration that insurance coverage under the applicable policies did not exist, and they seek reimbursement of attorneys' fees, costs and

                                  ZiLOG, INC.

settlement funds expended on the Company's behalf. A total of approximately six million, three hundred thousand dollars ($6,300,000) plus interest is sought by the insurers. Both the insurers and the Company have each brought separate motions for summary judgment or, in the alternative, motions for summary adjudication. All such motions were denied by the Superior Court, and the Court of Appeals denied each party's respective petition for review of each denial of their summary judgment motions. The Company petitioned the California Supreme Court for review of the denial of its motion for summary judgment. The California Supreme Court denied the Company's petition for review without making a decision on the merits of the dispute. The insurers have renewed their motion for summary adjudication. The Company is opposing that motion. No trial date has been set. Based upon information presently known to management, the Company is unable to determine the ultimate resolution of this lawsuit or whether it will have a material adverse effect on the Company's financial condition.

   Two parties have notified ZiLOG that it may be infringing certain patents and other intellectual property rights. In the event ZiLOG determines that such notice may involve meritorious claims, ZiLOG may seek a license. Based on industry practice, ZiLOG believes that in most cases any necessary licenses or other rights could be obtained on commercially reasonable terms. However, no assurance can be given that licenses could be obtained on acceptable terms or that litigation will not occur. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of such claims could have a material adverse effect on ZiLOG.

   ZiLOG is participating in other litigation and responding to claims arising in the ordinary course of business. The Company intends to defend itself vigorously. The Company believes that it is unlikely that the outcome of these matters will have a material adverse effect on the Company, although there can be no assurance in this regard.

Note 13. Related Party Transactions

   On September 10, 1998, Newbridge Asia signed an agreement to acquire 100% of P.T. Astra Microtronics Technology ("AMT"). Texas Pacific Group ("TPG") and Richard C. Blum & Associates jointly established Newbridge Asia in 1994. Affiliates of TPG owned approximately 89% of ZiLOG's outstanding common stock at December 31, 1999. ZiLOG purchased semiconductor assembly and test services from AMT totaling approximately $23.1 million, $7.1 million, and $8.1 million for the years ended December 31 1999, 1998 and 1997, respectively. ZiLOG had payables to AMT of approximately $3.8 million and $469,000 at December 31, 1999 and 1998, respectively. Payment terms between ZiLOG and AMT are net 30 days.

Note 14. Segment Reporting

   Effective January 1, 1998, the Company adopted FAS No. 131, "Disclosures about Segment of an Enterprise and Related Information." FAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers.

   During the second quarter of fiscal 2000, ZiLOG reorganized its operating segments. ZiLOG continues to have two reportable segments, communications and embedded control. The information presented below has been reclassified to reflect the change.

   The Company's embedded control segment is divided into two business units, Field Programmable Microcontrollers and Home Entertainment. Consistent with the rules of FAS No. 131, the Company has aggregated these two business units into one reportable segment because both units have similar gross margins and target consumer and industrial customer applications based largely on ZiLOG's Z-8 line of 8-bit microcontrollers and digital signal processors. The Communications business unit is generally more profitable

                                  ZiLOG, INC.

than the Company's other business units and is predominantly based on the Company's Z80 line of 8-bit microprocessors and serial communication devices.

   ZiLOG's Chief Executive Officer has been identified as the chief operating decision maker ("CODM") for FAS No.131 purposes as he assesses the performance of the business units and decides how to allocate resources to the business units. EBITDA, which is defined as earnings from operations before interest income and expense (including amortization of deferred financing costs), income taxes, depreciation, amortization of goodwill, non-cash stock option compensation and special charges, is the measure of profit and loss that the CODM uses to assess performance and make decisions. ZiLOG's sales and corporate marketing, manufacturing, central technology, finance and administration groups are shared resources and therefore allocated to operating segments included in the results below. Interest income, interest expense and net other are considered to be corporate items.

   ZiLOG's business units do not sell to each other, and accordingly, there are no inter-segment sales. ZiLOG's CODM does not review total assets by operating segment and such data are not presented below since these items are shared resources of the Company and not separated, therefore no breakout by segment exists. The accounting policies for reporting segments are the same as for the Company as a whole. Subsequent to the Merger in 1998, the Company hired new management who defined the Company's current internal reporting structure that included budgeting and evaluating business units' financial performance by the CDOM commencing in 1999. During 1998 and 1997, the Company was managed and reported operating results at the enterprise level and comparable segment financial data is not available.

   Information regarding reportable segments for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):

                                             Embedded  Corporate     Total
                              Communications Control   and Other  Consolidated
                              -------------- --------  ---------  ------------
1999
Net sales....................    $ 84,697    $160,441  $    --      $245,138
                                                                    ========
EBITDA.......................      32,368      13,523       664     $ 46,555
Depreciation and
 amortization................     (10,420)    (41,948)      --       (52,368)
Special charges..............         --          --     (4,686)      (4,686)
Interest income..............         --          --      2,567        2,567
Interest expense.............         --          --    (28,954)     (28,954)
                                                                    --------
Loss before income taxes.....                                       $(36,886)
                                                                    ========
1998
Net sales....................    $ 64,674    $140,064  $    --      $204,738
1997
Net Sales....................    $109,276    $151,821  $    --      $261,097

                                  ZiLOG, INC.

   Net sales are attributable to the ship-to location of ZiLOG's customers as presented in the following table (in thousands):

                                                      Year Ended December 31,
                                                     --------------------------
                                                       1999     1998     1997
                                                     -------- -------- --------
   United States.................................... $ 93,361 $ 79,190 $106,858
   China (including Hong Kong)......................   40,669   35,569   34,235
   Korea............................................   22,417   16,433   20,697
   Thailand.........................................   15,759   11,064   14,128
   Taiwan R.O.C.....................................   13,177   10,453   15,399
   Germany..........................................    9,822    8,624    9,499
   Other foreign countries..........................   49,933   43,405   60,281
                                                     -------- -------- --------
     Total.......................................... $245,138 $204,738 $261,097
                                                     ======== ======== ========

   The following table shows the location of long-lived assets (in thousands):

                                                                December 31,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
     United States (including corporate assets).............. $127,054 $164,819
     Philippines.............................................    9,008   16,810
     Other...................................................       84      119
                                                              -------- --------
                                                              $136,146 $181,748
                                                              ======== ========

   Major customers: During the years ended December 31, 1999 and 1998, one distributor, Arrow Electronics, Inc., who buys from both segments, accounted for approximately 12.6% and 10.5% of net sales, respectively. In 1997, no single customer accounted for more than 10.0% of net sales.

Note 15. Concentration of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. By policy, the Company places its investments only with high credit quality financial institutions. Almost all of the Company's trade accounts receivable are derived from sales to electronics distributors and original equipment manufacturers in the areas of computers and peripherals, consumer electronics, appliances and building controls. The Company performs ongoing credit evaluations of its customers' financial condition and limits its exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary and generally does not require collateral.

                                  ZiLOG, INC.

Note 16. Quarterly Results (Unaudited)

   The following table presents unaudited quarterly results (in thousands) for the eight quarters of 1999 and 1998. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to state fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements. The Company's year-end is December 31 with interim results based on fiscal quarters of thirteen weeks of duration ending on the last Sunday of each quarter. The operating results for any quarter are not necessarily indicative of results for any subsequent period.

                                                Quarter Ended (Unaudited)
                          ----------------------------------------------------------------------------
                           Dec.
                            31,    Oct. 3,  Jul. 4,   Apr. 4,   Dec. 31,  Oct. 4,   Jul. 5,   Apr. 5,
                           1999     1999      1999      1999      1998      1998      1998      1998
                          -------  -------  --------  --------  --------  --------  --------  --------
Net sales...............  $65,362  $64,528  $ 61,039  $ 54,209  $ 54,101  $ 52,530  $ 48,568  $ 49,539
Cost of sales...........   39,076   39,488    41,794    38,410    39,604    42,070    40,874    40,767
                          -------  -------  --------  --------  --------  --------  --------  --------
  Gross margin..........   26,286   25,040    19,245    15,799    14,497    10,460     7,694     8,772
Costs and expenses:
  Research and
   development..........    8,780    8,476     8,258     7,263     6,691     7,135     6,916     8,104
  Selling, general and
   administrative.......   15,192   14,786    14,598    14,506    13,809    13,656    12,911    13,941
  Special charges.......      --       --      4,686       --      5,805     7,128    12,383    13,304
                          -------  -------  --------  --------  --------  --------  --------  --------
   Total costs and
    expenses............   23,972   23,262    27,542    21,769    26,305    27,919    32,210    35,349
                          -------  -------  --------  --------  --------  --------  --------  --------
Operating income
 (loss).................    2,314    1,778    (8,297)   (5,970)  (11,808)  (17,459)  (24,516)  (26,577)
Other income (expense):
  Interest, net.........   (6,473)  (6,644)   (6,651)   (6,619)   (5,950)   (6,560)   (6,291)   (1,819)
  Other, net............     (276)     180      (143)      (85)     (596)       51      (163)      (88)
                          -------  -------  --------  --------  --------  --------  --------  --------
Loss before income
 taxes..................   (4,435)  (4,686)  (15,091)  (12,674)  (18,354)  (23,968)  (30,970)  (28,484)
Provision (benefit) for
 income taxes...........      254      250       250       250    (1,232)   (2,314)   (2,157)   (8,545)
                          -------  -------  --------  --------  --------  --------  --------  --------
Net loss................  $(4,689) $(4,936) $(15,341) $(12,924) $(17,122) $(21,654) $(28,813) $(19,939)
                          =======  =======  ========  ========  ========  ========  ========  ========

Note 17. Subsequent Event (Unaudited)

   On March 22, 2000 ZiLOG acquired approximately 20% of the common stock of Qualcore Group, Inc. ("Qualcore") for cash of $8.0 million, plus expenses of $0.1 million, pursuant to a Purchase and Sale Agreement. ZiLOG intends to account for its investment in Qualcore common stock using the equity method.

                                  ZiLOG, Inc.
                     Unaudited Interim Financial Statements

                                  ZiLOG, INC.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
              (in thousands, except shares and per share amounts)

                                                         July 2,   December 31,
                                                          2000         1999
                                                        ---------  ------------
                        ASSETS
Current assets:
  Cash and cash equivalents............................ $  42,925   $  60,806
  Accounts receivable, less allowance for doubtful
   accounts of $423 at July 2, 2000 and December 31,
   1999................................................    28,302      31,834
  Inventories..........................................    35,467      28,456
  Prepaid expenses and other current assets............    13,551      12,917
                                                        ---------   ---------
    Total current assets...............................   120,245     134,013
Property, plant and equipment, at cost.................   424,214     413,716
Less: accumulated depreciation and amortization........  (297,003)   (277,570)
                                                        ---------   ---------
  Net property, plant and equipment....................   127,211     136,146
Other assets...........................................    20,250      14,127
                                                        ---------   ---------
                                                        $ 267,706   $ 284,286
                                                        =========   =========

       LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
  Accounts payable..................................... $  19,473   $  21,998
  Accrued compensation and employee benefits...........    32,947      32,656
  Other accrued liabilities............................    23,982      23,797
                                                        ---------   ---------
    Total current liabilities..........................    76,402      78,451

Notes payable..........................................   280,000     280,000

Other non-current liabilities..........................    15,026      15,603

Stockholders' deficiency:
  Preferred Stock, $100.00 par value; 5,000,000 shares
   authorized; 1,500,000 shares designated as Series A
   Cumulative Preferred Stock; 250,000 shares of Series
   A Cumulative Preferred Stock issued and outstanding
   at July 2, 2000 and December 31, 1999; aggregate
   liquidation preference $33,239......................    25,000      25,000
  Common Stock, $0.01 par value; 70,000,000 shares
   authorized; 31,120,564 shares issued and outstanding
   at July 2, 2000 and 30,525,786 shares at December
   31, 1999. Class A Non-voting Common Stock, $0.01 par
   value; 30,000,000 shares authorized; 10,000,000
   shares issued and outstanding at July 2, 2000 and
   December 31, 1999...................................       411         405
Deferred stock compensation............................    (2,070)        --
Additional paid-in capital.............................     5,391       1,113
Accumulated deficit....................................  (132,454)   (116,286)
                                                        ---------   ---------
    Total stockholders' deficiency.....................  (103,722)    (89,768)
                                                        ---------   ---------
                                                        $ 267,706   $ 284,286
                                                        =========   =========

     See accompanying notes to condensed consolidated financial statements.

                                  ZiLOG, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                            Six Months Ended
                                                            ------------------
                                                            July 2,   July 4,
                                                              2000      1999
                                                            --------  --------
Net sales.................................................. $121,015  $115,248
Cost of sales..............................................   71,137    80,204
                                                            --------  --------
Gross margin...............................................   49,878    35,044
Operating expenses:
  Research and development.................................   18,840    15,521
  Selling, general and administrative......................   29,904    29,104
  Special charges..........................................    1,191     4,686
                                                            --------  --------
                                                              49,935    49,311
                                                            --------  --------
Operating income (loss)....................................      (57)  (14,267)
Other income (expense):
  Interest income..........................................    1,458     1,175
  Interest expense.........................................  (14,522)  (14,445)
  Other, net...............................................     (296)     (228)
                                                            --------  --------
Loss before income taxes and equity loss...................  (13,417)  (27,765)
Provision for income taxes.................................      265       500
                                                            --------  --------
Loss before equity loss....................................  (13,682)  (28,265)
Equity in loss of Qualcore Group, Inc. ....................     (297)      --
                                                            --------  --------
Net loss...................................................  (13,979)  (28,265)
Preferred stock dividends..................................    2,189     1,917
                                                            --------  --------
Net loss attributable to common stockholders............... $(16,168) $(30,182)
                                                            ========  ========
Net loss per common share (basic and diluted).............. $  (0.40) $  (0.75)
Shares used in per share calculation (basic and diluted)...   40,822    40,134


     See accompanying notes to condensed consolidated financial statements.

                                  ZiLOG, Inc.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                           Six Months Ended
                                                           ------------------
                                                           July 2,   July 4,
                                                             2000      1999
                                                           --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.................................................. $(13,979) $(28,265)
Adjustments to reconcile net loss to cash (used) provided
 by operating activities:
  Depreciation and amortization...........................   21,087    31,228
  Write-down of assets held for disposal..................      --      3,677
  Write-off of in-process research and development........      --      1,009
Changes in certain assets and liabilities:
  Accounts receivable.....................................    3,532    (1,287)
  Inventories.............................................   (7,011)   (5,580)
  Prepaid expenses and other assets.......................     (358)     (393)
  Accounts payable........................................   (2,525)    6,080
  Accrued compensation and employee benefits..............      291       (22)
  Other accrued and noncurrent liabilities................   (2,070)    8,265
                                                           --------  --------
    Cash (used) provided by operating activities..........   (1,033)   14,712
                                                           --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................  (10,405)   (4,686)
  Acquisition of Seattle Silicon, net of cash acquired....      --     (5,931)
  Purchase of equity interest in Qualcore Group, Inc......   (8,056)      --
                                                           --------  --------
    Cash (used) provided by investing activities..........  (18,461)  (10,617)
                                                           --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..................    2,124       --
  Principal payments under capital leases.................     (511)     (262)
                                                           --------  --------
    Cash (used) provided by financing activities..........    1,613      (262)
                                                           --------  --------
Increase (decrease) in cash and cash equivalents..........  (17,881)    3,833
Cash and cash equivalents at beginning of period..........   60,806    50,856
                                                           --------  --------
Cash and cash equivalents at end of period................ $ 42,925  $ 54,689
                                                           ========  ========


     See accompanying notes to condensed consolidated financial statements.

                                  ZiLOG, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

   The accompanying interim financial information is unaudited. In the opinion of ZiLOG, Inc.'s ("ZiLOG" or the "Company") management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of interim results have been included. The results for interim periods are not necessarily indicative of results to be expected for the entire year. These condensed consolidated financial statements and notes should be read in conjunction with the Company's annual consolidated financial statements and notes thereto included elsewhere herein. The condensed consolidated balance sheet at December 31, 1999 has been derived from audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain reclassifications have been made to the prior year condensed consolidated financial statements to conform to the 2000 presentation. Such reclassifications had no effect on previously reported results of operations or accumulated deficit.

   As described in Note 10 to the annual consolidated financial statements of the Company included elsewhere herein, ZiLOG's Series A Cumulative Preferred Stock (Series A Stock) accumulates dividends at a rate of 13.5% per annum, with dividends payable quarterly at the election of the Board of Directors. Unpaid dividends are recognized as a charge to accumulated deficit and as an increase in the liquidation preference of the Series A Stock. As of July 2, 2000, the Company has not paid any dividends on the Series A Stock and the corresponding accrued dividends are $9.1 million, which amount is included in other accrued liabilities in the Company's condensed consolidated balance sheet. During the six month period ended July 2, 2000, $1.1 million of dividends on Series A Stock were accrued and charged to accumulated deficit.

(2) Equity Investment

   On March 22, 2000, ZiLOG acquired 3.0 million shares or 20% of the common stock of Qualcore Group, Inc. ("Qualcore") for cash of $8.0 million, plus expenses of $0.1 million, $5.5 million paid on March 22, 2000 and $2.5 million paid on April 14, 2000, pursuant to a Purchase and Sale Agreement. Under the terms of this agreement, ZiLOG has the option ("Option") until June 30, 2001 ("Expiration Date") to acquire all of the remaining common shares of Qualcore for cash and/or common stock. ZiLOG accounts for its investment in Qualcore common stock using the equity method. Following an initial public offering of ZiLOG's common stock prior to the Expiration Date, ZiLOG is required to exercise the Option. If the Option is not exercised prior to the Expiration Date, ZiLOG may be required to pay up to $5.2 million to acquire up to 1.8 million additional shares of Qualcore common stock.

(3) Related Party Transactions

   ZiLOG purchased semiconductor design services from Qualcore totaling approximately $459,000 for the six-month period ended July 2, 2000. For the six-month period ended July 4, 1999, ZiLOG made no purchases from Qualcore. ZiLOG had payables to Qualcore of approximately $127,000 at July 2, 2000. Payment terms between ZiLOG and Qualcore are net zero, payable upon percentage of completion.

   In January 1999, ZiLOG entered into an agreement with P.T. Astra Microtronics Technology, now known as Advanced Interconnect Technologies, or AIT, pursuant to which AIT provides the Company with semiconductor assembly and test services through January 2003. AIT is owned by Newbrige Asia, an affiliate of Texas Pacific Group, which in turn is an affiliate of our principal stockholder. ZiLOG purchased services from AIT totaling approximately $10.1 million in the first half of 2000, and $10.3 million in the first half of 1999. The Company had payments due to AIT of approximately $3.8 million at December 31, 1999 and $2.5 million at July 2, 2000. The Company's payment terms with AIT are net 30 days.

                                  ZiLOG, INC.

   The Company sells products and engineering services to GlobeSpan, of which Texas Pacific Group is a significant stockholder. The Company's net sales to GlobeSpan totaled approximately $2.7 million and $21,000 during the six-month periods ended July 2, 2000 and July 4, 1999, respectively. As of July 2, 2000 the Company had accounts receivable from GlobeSpan of $0.8 million.

(4) Inventories

   The components of inventories are as follows (in thousands):

                                                           July 2,  December 31,
                                                             2000       1999
                                                           -------- ------------
     Raw materials........................................ $  1,453   $ 1,477
     Work-in-process......................................   25,626    20,146
     Finished goods.......................................    8,388     6,833
                                                           --------   -------
                                                           $ 35,467   $28,456
                                                           ========   =======

(5) Segment Reporting

   During the second quarter of fiscal 2000, ZiLOG reorganized its operating segments. ZiLOG continues to have two reportable segments, communications and embedded control. The information presented below has been reclassified to reflect the change. The Company's embedded control segment is divided into two business units, Field Programmable Microcontrollers and Home Entertainment. Consistent with the rules of Statement of Financial Accounting Standards No. 131, the Company has aggregated these two business units into one reportable segment because both units have similar gross margins and target consumer and industrial customer applications based largely on ZiLOG's Z-8 line of 8-bit microcontrollers and digital signal processors. The Communications business unit is generally more profitable than the Company's other business units and is predominantly based on the Company's Z80 line of 8-bit microprocessors and serial communication devices.

   Information regarding reportable segments for the six-month periods ended July 2, 2000 and July 4, 1999 is as follows (in thousands):

                                               Embedded  Corporate     Total
                                Communications Control   and Other  Consolidated
                                -------------- --------  ---------  ------------
Six Months Ended July 2, 2000:
  Net sales....................    $47,153     $ 73,680  $    182     $121,015
                                                                      ========
  EBITDA.......................     17,186        4,012       357     $ 21,555
  Special charges..............        --           --     (1,191)      (1,191)
  Equity investment............        --           --        297          297
  Depreciation and
   amortization................     (4,835)     (16,121)      (58)     (21,014)
  Interest income..............        --           --      1,458        1,458
  Interest expense.............        --           --    (14,522)     (14,522)
                                                                      --------
    Loss before income taxes
     and equity loss...........                                       $(13,417)
                                                                      ========
Six Months Ended July 4, 1999:
  Net sales....................    $42,515     $ 72,733  $    --      $115,248
                                                                      ========
  EBITDA.......................     17,720        3,634       --      $ 21,354
  Special charges..............        --           --     (4,686)      (4,686)
  Depreciation and
   amortization................     (6,413)     (24,750)      --       (31,163)
  Interest income..............        --           --      1,175        1,175
  Interest expense.............        --           --    (14,445)     (14,445)
                                                                      --------
    Loss before income taxes
     and equity loss...........                                       $(27,765)
                                                                      ========

                                  ZiLOG, INC.

   Major customers: During the six-month period ended July 2, 2000, one distributor, Pioneer-Standard Electronics, who buys from both segments, accounted for approximately 10.4% of net sales. A second distributor, Arrow Electronics, who buys from both segments, accounted for approximately 10.3% of net sales in the six-month period ended July 2, 2000. For the six-month period ended July 4, 1999 Arrow Electronics accounted for 11.9% of net sales.

(6) Special Charges

   During the six-month period ended July 2, 2000, ZiLOG incurred special charges of $1.2 million relating to the Company refocusing its resources on the communications segment. In connection with this action, approximately 24 people were terminated and 12 people were transferred into the communications segment from other areas of the company. In the six-month period ended July 4, 1999 the Company incurred special charges of $4.7 million comprised of a $1.0 million charge for in-process research and development acquired from Seattle Silicon and a $3.7 million charge to write-down assets held for disposal to estimated net realizable value. The components of special charges are as follows (in thousands):

                                                                   Six Months
                                                                      Ended
                                                                  -------------
                                                                   July   July
                                                                    2,     4,
                                                                   2000   1999
                                                                  ------ ------
     Severance benefits.......................................... $  951 $  --
     Write-off of impaired assets................................    140    --
     Contractual liabilities.....................................    100    --
     Write-down of assets held for sale..........................    --   3,677
     In-process research and development.........................    --   1,009
                                                                  ------ ------
                                                                  $1,191 $4,686
                                                                  ====== ======

(7) Deferred Stock Compensation

   During the six-month period ended July 2, 2000 the Company issued stock options to employees that management has determined to have exercise prices below the deemed fair value of the Company's common stock on the date of grant. Accordingly, during the six-month period ended July 2, 2000, ZiLOG recorded deferred compensation of $2.2 million, representing the excess of the deemed fair value of the common stock on the date of grant over the options' exercise price. Deferred compensation expense is being amortized ratably over the four-year option vesting period and totaled $0.1 million for the six-month period ended July 2, 2000.

(8) Comprehensive Income

   The Company had no items of other comprehensive income to report in either of the six-month periods ended July 2, 2000 and July 4, 1999.

(9) Net Loss Per Common Share

   Basic and diluted net income (loss) per common share is presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). In accordance with FAS 128, basic net income (loss) per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share incorporates the incremental shares issuable upon the assumed exercise of stock options, warrants and convertible preferred stock, if dilutive.

                                  ZiLOG, INC.

   For the six months ended July 2, 2000 and July 4, 1999 all stock options were excluded from the calculation of diluted net income (loss) per common share because they were antidilutive, but these options may be dilutive in the future.

(10) Legal Proceedings
   The Company has been named as a defendant in a purported class action lawsuit that was filed on January 23, 1998 in the U.S. District Court for the Northern District of California. Some of the Company's executive officers are also named as defendants. The plaintiffs purport to represent a class of all persons who purchased our common stock between June 30, 1997 and November 20, 1997. The complaint alleges that the Company and some of the executive officers made false and misleading statements regarding our business that caused the market price of our common stock to be artificially inflated during the defined period. The complaint does not specify the amount of damages sought. On March 24, 1999, the court granted the Company's motion to dismiss and entered judgment in favor of all defendants. On April 16, 1999, the plaintiffs filed their notice of appeal with the Ninth Circuit of Appeals. This appeal was fully briefed and argued to the Ninth Circuit Court of Appeals on June 8, 2000. Based upon information presently known to management, the Company is unable to determine the ultimate resolution of this lawsuit or whether it will have a material adverse effect on the Company's financial condition.

   The Company is a party to an insurance coverage lawsuit in the Superior Court of the State of California in and for Santa Clara County filed on July 29, 1996, in which our former insurers, Pacific Indemnity Company, Federal Insurance Company and Chubb & Son, Inc., claim that insurance coverage did not exist for allegations made in two underlying lawsuits brought by some employees of the Company and their families who claimed that they suffered personal injuries and discrimination because of alleged exposure to chemicals at our manufacturing plant in Idaho in 1993 and 1994. The insurers seek a declaration that insurance coverage under the applicable policies did not exist, and they seek reimbursement of attorneys' fees, costs, and settlement funds expended on the Company's behalf totaling approximately $6.3 million plus interest. Both the insurers and the Company have each brought separate motions for summary judgment or, in the alternative, motions for summary adjudication. All such motions were denied by the Superior Court, and the Court of Appeals denied each party's respective petition for review of each denial of their summary judgment motions. The Company petitioned the California Supreme Court for review of the denial of our motion for summary judgment. The California Supreme Court denied the Company's petition for review without making a decision on the merits of the dispute. The insurers have renewed their motion for summary adjudication. The Company is opposing that motion. No trial date has been set. Based upon information presently known to management, the Company is unable to determine the ultimate resolution of this lawsuit or whether it will have a material adverse effect on the Company's financial condition.

   Four parties have notified ZiLOG that it may be infringing their patents and other intellectual property rights. In the event ZiLOG determines that such notices may involve meritorious claims, it may seek a license. Based on industry practice, ZiLOG believes that in most cases any necessary licenses or other rights could be obtained on commercially reasonable terms. However, ZiLOG cannot make any assurances that licenses could be obtained on acceptable terms or that litigation will not occur. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of such claims could have a material adverse effect on ZiLOG.

   ZiLOG is participating in other litigation and responding to claims arising in the ordinary course of business. The Company intends to defend its interests vigorously in these matters. Management believes that it is unlikely that the outcome of these matters will have a material adverse effect on the Company, although management cannot make any assurances in this regard.

                                  ZiLOG, INC.

(11) Recent Accounting Pronouncement

   In March 2000, the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB No. 25" ("FIN 44"). FIN 44 clarifies the application of APB No. 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions of FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 did not have a material impact on the Company's financial position or results of operations.

(12) Subsequent Event

   On July 27, 2000 ZiLOG acquired Calibre, Inc. ("Calibre") pursuant to a merger agreement ("the Agreement"), for common stock and vested common stock options totaling 743,714 shares. The Agreement provides that the former Calibre stockholders may receive up to 527,799 additional shares of ZiLOG common stock as earn-out consideration in the event that Calibre achieves specified financial goals in the twelve-month period following the acquisition. ZiLOG intends to account for the acquisition of Calibre using the purchase method.

Background color for the entire page is black. [On the top third of the page is inset picture of ZILOG Fabrication facility in Nampa, Idaho]

Immediately under the photo is a headline:
"Meet the Engines of Extreme Connectivity"

Under the headline are two pictures. [On the left is a picture of a future Cartezian Processor chip] [On the right is a picture of ZILOG Muze chips]

Under each picture is a sub-headline and block of copy.

The copy under the Cartezian chip is as follows:

"Communications"

"The emergence of streaming audio and video content and transaction-intensive e-commerce websites have strained the ability of networks to process and transmit information quickly. These factors have created the need for increased communications and Internet infrastructure capacity, or bandwidth. ZILOG is developing advanced semiconductor solutions that leverage our existing expertise in communications technologies to enter high-growth communications sectors. For example, we are developing advanced network and Internet processor devices to help expand the capacity of the Internet infrastructure. These devices include the Cartezian family of products for manufacturers of network routers and switches and the eZ80 family of products for embedded web servers, gateways and wireless data modems."

"Embedded Control"

"As consumer and industrial manufacturers seek to enhance the value of their products by increasing functionality, performance and ease of use, they are embedding more advanced control devices into their designs. Embedded control devices may enable manufacturers to differentiate their products, replace less efficient electro-mechanical devices, add product functionality and reduce production costs. ZILOG offers a large selection of application specific standard products, as well as general purpose devices, that address the embedded control needs of a broad range of consumer and industrial customers. Our devices feature a variety of memory configurations, low voltage and power, small packaging and ease of use that are designed to allow electronics manufacturers to differentiate their products, add product functionality and reduce product costs."

[At the bottom center of this page is the ZILOG logo]

                                          Shares

                             [LOGO OF ZILOG, INC.]

                                  ZiLOG, Inc.

                                  Common Stock

                                 -------------
                                   Prospectus
                                        , 2000
                                 -------------

                                Lehman Brothers

                          Prudential Volpe Technology
                        a unit of Prudential Securities

                                    SG Cowen

                            Fidelity Capital Markets
             a division of National Financial Services Corporation

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid us. All amounts are estimates, other than the registration fee, the NASD fee, and the Nasdaq National Market listing fee.

   SEC Registration fee................................................ $45,540
   NASD Filing fee.....................................................  17,750
   Nasdaq National Market listing fee..................................  45,235
   Accounting fees and expenses........................................      *
   Legal fees and expenses.............................................      *
   Director and officer insurance expenses.............................      *
   Printing and engraving expenses.....................................      *
   Transfer agent fees and expenses....................................      *
   Blue sky fees and expenses..........................................      *
   Miscellaneous fees and expenses.....................................      *
                                                                        -------
     Total............................................................. $    *
                                                                        =======

--------
*  To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

   Section 102 of the General Corporation Law of the State of Delaware (the "DGCL"), as amended, allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

   Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in our right) by reason of the fact that the person is or was our director, officer, agent or employee or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   The power to indemnify applies to actions brought by or in our right as well, but only to the extent of expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and with the further limitation that in such actions no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless the court believes that in light of all the circumstances indemnification should apply.

   Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of our board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

   Our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

   Our Bylaws provide that we shall indemnify our directors and officers and our employees, who serve as an officer or director of any corporation at our request, to the fullest extent permitted by Delaware law.

   The indemnification provisions contained in our Certificate of Incorporation and Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15. Recent Sales of Unregistered Securities.

   On February 27, 1998, we consummated a recapitalization merger with an affiliate of Texas Pacific Group. In connection with the merger, we issued 29,998,736 shares of our common stock, 10,000,000 shares of our non-voting common stock and 250,000 shares of our preferred stock, after taking effect of a 4-for-1 stock split declared by our board of directors upon the consummation of the merger and the 2-for-1 stock split approved by our board of directors in August 1998. This issuance was exempt from registration under the Securities Act of 1933 pursuant to 4(2) thereof on the basis that the transaction did not involve a public offering.

   As of July 2, 2000, an aggregate of 296,828 shares of common stock have been issued upon exercise of options under our Employee Long-Term Incentive Stock Option Plan and Executive Officer Stock Option Plan at a weighted average exercise price of $2.50 per share, or an aggregate of $742,070. The foregoing purchases and sale were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof or Rule 701 promulgated thereunder.

   In 1998 and 1999, we issued 100,000 and 300,000 shares of common stock, respectively to Curtis Crawford. These issuance were exempt from registration under the Securities Act of 1933 pursuant to 4(2) thereof on the basis that the transactions did not involve a public offering.

   On February 7, 2000, we sold 25,000 shares of our common stock to Richard
S. Friedland for $4.00 per share, or an aggregate of $100,000. The sale was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

   On February 7, 2000, we sold 50,000 shares of our common stock to Murray A. Goldman for $4.00 per share, or an aggregate of $200,000. The sale was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

   On January 13, 2000, we sold 250,000 shares of our common stock to Robert
D. Norman for $4.00 per share, or an aggregate of $1,000,000. The sale was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

   On February 1, 2000, we sold 100,000 shares of our common stock to Lionel
N. Sterling for $4.00 per share, or an aggregate of $400,000. The sale was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

   On July 27, 2000, we issued 629,666 shares of our common stock in connection with our acquisition of Calibre, Inc. This sale was exempt from registration under Regulation D the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

   a. Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement.

  2.1(a) Agreement and Plan of Merger, dated as of July 20, 1997, between TPG
          Partners II, L.P. and ZiLOG Inc.

         NOTE: Pursuant to the provisions of paragraph (b) (2) of Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any Schedule to the Recapitalization Agreement.

  2.2(a) Amendment Number One to the Recapitalization Agreement, dated as of
          November 18, 1997, by and between TPG Partners II, L.P., TPG, Zeus
          Acquisition Corporation and ZiLOG, Inc.

  2.3(a) Amendment Number Two to the Recapitalization Agreement, dated as of
          December 10, 1997, by and between TPG Partners II, L.P., TPG, Zeus
          Acquisition Corporation and ZiLOG, Inc.

  2.4(a) Amendment Number Three to the Recapitalization Agreement, dated as of
          January 26, 1998, by and between TPG Partners II, L.P., TPG Zeus
          Acquisition Corporation and ZiLOG, Inc.

  3.1(a) Certificate of Incorporation of ZiLOG, Inc.

  3.2*   Amended and Restated Certificate of Incorporation of ZiLOG, Inc.

  3.3(a) Certificate of Merger of TPG Zeus Acquisition Corporation into ZiLOG,
          Inc filed with the Delaware Secretary of State on February 27, 1998.

  3.4(a) Bylaws of ZiLOG, Inc.

  3.5*   Amended and Restated Bylaws of ZiLOG, Inc.

  3.6(b) Certificate of Amendment of Certificate of Incorporation of ZiLOG,
          Inc.

  4.1(a) Stockholders' Voting Agreement, dated as of July 20, 1997, by and among TPG Partners II, L.P., Warburg, Pincus Capital Company, L.P.
          and Warburg, Pincus & Co.

  4.2(a) Stockholders' Agreement dated as of February 27, 1998, by and among ZiLOG, Inc., TPG Partners II, L.P., TPG Investors II, L.P., TPG
          Parallel II, L.P. and certain other stockholders of ZiLOG, Inc.

  4.3(a) Letter Agreement, dated as of November 18, 1997, by and among TPG
          Partners II, L.P., Warburg, Pincus Capital Company, L.P. and Warburg,
          Pincus & Co., and ZiLOG, Inc.

  4.4(a) Form of 9.5% Senior Secured Notes due 2005 of ZiLOG, Inc.

  4.5(a) Indenture, dated as of February 27, 1998, by and among ZiLOG, Inc.,
          ZiLOG Europe, ZiLOG TOA Company and State Street Bank and Trust
          Company.

  4.6(a) Purchase Agreement dated as of February 23, 1998, by and among ZiLOG,
          Inc., ZiLOG Europe, ZiLOG TOA Company, Goldman, Sachs & Co.,
          BancBoston Securities Inc. and Citicorp Securities, Inc.

  4.7(a) Registration Rights Agreement, dated as of February 27, 1998, by and among ZiLOG, Inc., ZilOG Europe, ZiLOG TOA Company, Goldman, Sachs, &
          Co., BancBoston Securities Inc. and Citicorp Securities, Inc.

 Exhibit
  Number                               Description
 -------                               -----------
  4.8(a)  Company Security Agreement dated as of February 27, 1998, by and among ZiLOG, Inc. and State Street Bank and Trust Company.

  4.9(a) Subsidiary Security Agreement, dated as of February 27, 1998, by and among each of the direct and indirect ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.10(a) Company Pledge Agreement, dated as of February 27, 1998, by and among
           ZiLOG, Inc. and State Street Bank and Trust Company.

  4.11(a) Subsidiary Pledge Agreement, dated as of February 27, 1998, by each of the direct and indirect ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.12(a) Company and Subsidiary Patent and Trademark Security Agreement, dated as of February 27, 1998, by and among ZiLOG, Inc., each of the direct and indirect domestic ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.13(a) Copyright Security Agreement, dated as of February 27, 1998, by
           ZiLOG, Inc., each of the direct and indirect ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.14(a) Stockholders' Agreement, dated as of March 26, 1998, by and among
           ZiLOG, Inc., TPG Partners II, L.P., TPG Investors II, L.P., TPG
           Parallel II, L.P. and certain other stockholders of ZiLOG, Inc.
  4.15*   Form of common stock certificate.

  5.1*    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

 10.1(a)  Contract of Lease, dated March 22, 1979, by and between ZiLOG
           Philippines, Inc. and Fruehauf Electronics Phils. Corporation.

 10.2(c)  Credit Agreement, dated December 30, 1998, by and between ZiLOG, Inc.
           and The CIT Group/ Business Credit, Inc.

 10.3(a)  1997 Employee Performance Incentive Plan.

 10.4(a)  1997 ZiLOG Employee Performance Incentive Plan Administrative Guide.

 10.5(a)  1997 ZiLOG Employee Performance Incentive Plan Executive Bonus
           Administrative Guide.

 10.6(c) Employment Agreement, dated as of November 20, 1998, by and between Michael Burger and ZiLOG, Inc.

 10.7(c)  Employment Agreement, dated November 20, 1998, by and between Michael
           D. Burger and ZiLOG, Inc.

 10.8*    Employment Agreement, dated August 2, 2000, by and between Gerald J.
           Corvino and ZiLOG, Inc.

 10.9*    Employment Agreement, dated August 2, 2000, by and between Robert G.
           Couch and ZiLOG, Inc.

 10.10(c) Employment Agreement, dated October 16, 1998, by and between Steven
           C. Mizell and ZiLOG, Inc.

 10.11(c) Employment Agreement, dated as of March 1, 1998, by and between Curtis J. Crawford and TPG Partners II, L.P.

 10.12(a) Lease, dated as of February 18, 1998, between ZiLOG, Inc. and
           CarrAmerica Realty Corporation.

 10.13(d) ZiLOG, Inc. 1998 Long-Term Stock Incentive Plan, as amended.

 10.14(d) ZiLOG, Inc. 1998 Executive Officer Stock Incentive Plan, as amended.

 10.15*   2000 Stock Option Plan.

 10.16(d) Employment Agreement, dated November 1, 1999, by and between Gary
           Patten and ZiLOG, Inc.

 10.17(c) Employment Agreement, dated November 11, 1998, by and between Didier
           J. LeLannic and ZiLOG, Inc.

 10.18*   Employment Agreement, dated August 2, 2000, by and between Aydin Koc and ZiLOG, Inc.

 Exhibit
  Number                               Description
 -------                               -----------
 10.19(d) Restricted Share Agreement, dated February 7, 2000, by and between
           Richard S. Friedland and ZiLOG, Inc.

 10.20(d) Restricted Share Agreement, dated February 7, 2000, by and between
           Murray A. Goldman and ZiLOG, Inc.

 10.21(d) Restricted Share Agreement, dated February 1, 2000, by and between
           Lionel Sterling and ZiLOG, Inc.

 10.22    Restricted Share Agreement, dated January 14, 2000, by and between
           Robert D. Norman and ZiLOG, Inc.

 10.23(d) Distributor Agreement, dated February 2, 2000 by and between Pioneer-
           Standard Electronics, Inc. and ZiLOG, Inc.

 10.24*   Registration Rights Agreement by and between ZiLOG, Inc. and TPG
           Partners II, L.P.

 10.25*   Employee Stock Purchase Plan.

 10.26    Purchase and Sale Agreement, dated March 22, 2000, by and between
           ZiLOG, Inc., Dasaradha R. Gude, certain stockholders, Virtual IP
           Group, Inc., Qualcore Group, Inc. and Qualcore Logic Private
           Limited.

          NOTE: Pursuant to the provisions of paragraph (b)(2) of Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any Schedule to the Purchase and Sale Agreement.

 10.27    Merger Agreement, dated July 16, 2000, between ZiLOG, Inc. and
           Calibre, Inc.

          NOTE: Pursuant to the provisions of paragraph (b)(2) of Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any Schedule to the Merger Agreement.

 10.28*   Employment Agreement, dated August 2, 2000, by and between Richard R.
           Pickard and ZiLOG, Inc.

 10.29*   Employment Agreement, dated August 2, 2000 by and between Edward P.
           Ponganis and ZiLOG, Inc.

 21.1(a)  Subsidiaries of ZiLOG, Inc.

 23.1     Consent of Ernst & Young LLP, independent auditors.

 23.2*    Consent of Skadden, Arps, Slate, Meagher & Flom LLP.

 24.1     Power of Attorney (included on signature page).

 25.1(a) Form T-1 with respect to the eligibility of State Street Bank and Trust Company with respect to the Indenture.

--------
(a) Incorporated herein by reference to the item of the same name filed as an Exhibit to the Company's Registration Statement on Form S-4 (File No. 333-51203) declared effective by the Securities and Exchange Commission on July 9, 1998.

(b) Incorporated herein by reference to the item of the same name filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1998.

(c) Incorporated herein by reference to the item of the same name filed as an Exhibit to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1998.

(d) Incorporated herein by reference to the item of the same name, filed as an Exhibit to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1999.

 * To be filed by amendment.

   b. Financial Statement Schedules

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by us against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   We hereby undertake that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, we have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on August 2, 2000.

                                          ZiLOG, Inc.

                                          Name: /s/ Curtis J. Crawford
                                          Title: Chairman, President, Chief
                                               Executive Officer and Director

   Each person whose signature appears below hereby constitutes and appoints Richard R. Pickard and Eric Mogensen, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this Registration Statement and (ii) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                               Title                         Date
----                               -----                         ----

/s/ Curtis J. Crawford             Chairman, President, Chief    August 2, 2000
_________________________________   Executive Officer and
Curtis J. Crawford                  Director

/s/ Gary Patten                    Senior Vice President, Chief  August 2, 2000
_________________________________   Financial Officer
Gary Patten

/s/ Richard S. Friedland           Director                      August 2, 2000
_________________________________
Richard S. Friedland

/s/ Murray A. Goldman              Director                      August 2, 2000
_________________________________
Murray A. Goldman

/s/ William S. Price               Director                      August 2, 2000
_________________________________
William S. Price

/s/ David M. Stanton               Director                      August 2, 2000
_________________________________
David M. Stanton

/s/ Lionel N. Sterling             Director                      August 2, 2000
_________________________________
Lionel N. Sterling

                                   Director                             , 2000
_________________________________
John W. Marren

                                                                     SCHEDULE II

                                  ZiLOG, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                         Balance at    Additions
                         Beginning  Charged to Costs                Balance at
Description              of Period    and Expenses   Deductions(1) End of Period
-----------              ---------- ---------------- ------------- -------------
Year ended December 31,
 1999:
Allowance for doubtful
 accounts...............    $366          $127           $ (70)        $423
                            ====          ====           =====         ====

Year ended December 31,
 1998:
Allowance for doubtful
 accounts...............    $250          $153           $ (37)        $366
                            ====          ====           =====         ====

Year ended December 31,
 1997:
Allowance for doubtful
 accounts...............    $250          $189           $(189)        $250
                            ====          ====           =====         ====

--------
(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX

 Exhibit
  Number                               Description
 -------                               -----------
  1.1*    Form of Underwriting Agreement.

  2.1(a)  Agreement and Plan of Merger, dated as of July 20, 1997, between TPG
           Partners II, L.P. and ZiLOG Inc.

          NOTE: Pursuant to the provisions of paragraph (b)(2) of Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any Schedule to the Recapitalization Agreement.

  2.2(a)  Amendment Number One to the Recapitalization Agreement, dated as of
           November 18, 1997, by and between TPG Partners II, L.P., TPG, Zeus
           Acquisition Corporation and ZiLOG, Inc.

  2.3(a)  Amendment Number Two to the Recapitalization Agreement, dated as of
           December 10, 1997, by and between TPG Partners II, L.P., TPG, Zeus
           Acquisition Corporation and ZiLOG, Inc.

  2.4(a)  Amendment Number Three to the Recapitalization Agreement, dated as of
           January 26, 1998, by and between TPG Partners II, L.P., TPG Zeus
           Acquisition Corporation and ZiLOG, Inc.

  3.1(a)  Certificate of Incorporation of ZiLOG, Inc.

  3.2*    Amended and Restated Certificate of Incorporation of ZiLOG, Inc.

  3.3(a)  Certificate of Merger of TPG Zeus Acquisition Corporation into ZiLOG,
           Inc filed with the Delaware Secretary of State on February 27, 1998.

  3.4(a)  Bylaws of ZiLOG, Inc.

  3.5*    Amended and Restated Bylaws of ZiLOG, Inc.

  3.6(b)  Certificate of Amendment of Certificate of Incorporation of ZiLOG,
           Inc.

  4.1(a) Stockholders' Voting Agreement, dated as of July 20, 1997, by and among TPG Partners II, L.P., Warburg, Pincus Capital Company, L.P.
           and Warburg, Pincus & Co.

  4.2(a) Stockholders' Agreement dated as of February 27, 1998, by and among ZiLOG, Inc., TPG Partners II, L.P., TPG Investors II, L.P., TPG
           Parallel II, L.P. and certain other stockholders of ZiLOG, Inc.

  4.3(a)  Letter Agreement, dated as of November 18, 1997, by and among TPG
           Partners II, L.P., Warburg, Pincus Capital Company, L.P. and
           Warburg, Pincus & Co., and ZiLOG, Inc.

  4.4(a)  Form of 9.5% Senior Secured Notes due 2005 of ZiLOG, Inc.

  4.5(a)  Indenture, dated as of February 27, 1998, by and among ZiLOG, Inc.,
           ZiLOG Europe, ZiLOG TOA Company and State Street Bank and Trust
           Company.

  4.6(a)  Purchase Agreement dated as of February 23, 1998, by and among ZiLOG,
           Inc., ZiLOG Europe, ZiLOG TOA Company, Goldman, Sachs & Co.,
           BancBoston Securities Inc. and Citicorp Securities, Inc.

  4.7(a) Registration Rights Agreement, dated as of February 27, 1998, by and among ZiLOG, Inc., ZilOG Europe, ZiLOG TOA Company, Goldman, Sachs,
           & Co., BancBoston Securities Inc. and Citicorp Securities, Inc.

  4.8(a) Company Security Agreement dated as of February 27, 1998, by and among ZiLOG, Inc. and State Street Bank and Trust Company.

  4.9(a) Subsidiary Security Agreement, dated as of February 27, 1998, by and among each of the direct and indirect ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.10(a) Company Pledge Agreement, dated as of February 27, 1998, by and among
           ZiLOG, Inc. and State Street Bank and Trust Company.

 Exhibit
  Number                               Description
 -------                               -----------
  4.11(a) Subsidiary Pledge Agreement, dated as of February 27, 1998, by each of the direct and indirect ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.12(a) Company and Subsidiary Patent and Trademark Security Agreement, dated as of February 27, 1998, by and among ZiLOG, Inc., each of the direct and indirect domestic ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.13(a) Copyright Security Agreement, dated as of February 27, 1998, by
           ZiLOG, Inc., each of the direct and indirect ZiLOG, Inc. Subsidiary signatories thereto and State Street Bank and Trust Company.

  4.14(a) Stockholders' Agreement, dated as of March 26, 1998, by and among ZiLOG, Inc., TPG Partners II, L.P., TPG Investors II, L.P., TPG
           Parallel II, L.P. and certain other stockholders of ZiLOG, Inc.

  4.15*   Form of common stock certificate.

  5.1*    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

 10.1(a)  Contract of Lease, dated March 22, 1979, by and between ZiLOG
           Philippines, Inc. and Fruehauf Electronics Phils. Corporation.

 10.2(c)  Credit Agreement, dated December 30, 1998, by and between ZiLOG, Inc.
           and The CIT Group/ Business Credit, Inc.

 10.3(a)  1997 Employee Performance Incentive Plan.

 10.4(a)  1997 ZiLOG Employee Performance Incentive Plan Administrative Guide.

 10.5(a)  1997 ZiLOG Employee Performance Incentive Plan Executive Bonus
           Administrative Guide.

 10.6(c) Employment Agreement, dated as of November 20, 1998, by and between Michael Burger and ZiLOG, Inc.

 10.7(c)  Employment Agreement, dated November 20, 1998, by and between Michael
           D. Burger and ZiLOG, Inc.

 10.8*    Employment Agreement, dated August 21, 2000, by and between Gerald J.
           Corvino and ZiLOG, Inc.

 10.9*    Employment Agreement, dated August 21, 2000, by and between Robert G.
           Couch and ZiLOG, Inc.

 10.10(c) Employment Agreement, dated October 16, 1998, by and between Steven
           C. Mizell and ZiLOG, Inc.

 10.11(c) Employment Agreement, dated as of March 1, 1998, by and between Curtis J. Crawford and TPG Partners II, L.P.

 10.12(a) Lease, dated as of February 18, 1998, between ZiLOG, Inc. and
           CarrAmerica Realty Corporation.

 10.13(d) ZiLOG, Inc. 1998 Long-Term Stock Incentive Plan, as amended.

 10.14(d) ZiLOG, Inc. 1998 Executive Officer Stock Incentive Plan, as amended.

 10.15*   2000 Stock Option Plan.

 10.16(d) Employment Agreement, dated November 1, 1999, by and between Gary
           Patten and ZiLOG, Inc.

 10.17(c) Employment Agreement, dated November 11, 1998, by and between Didier
           J. LeLannic and ZiLOG, Inc.

 10.18*   Employment Agreement, dated August 2, 2000, by and between Aydin Koc and ZiLOG, Inc.

 10.19(d) Restricted Share Agreement, dated February 7, 2000, by and between
           Richard S. Friedland and ZiLOG, Inc.

 10.20(d) Restricted Share Agreement, dated February 7, 2000, by and between
           Murray A. Goldman and ZiLOG, Inc.

 10.21(d) Restricted Share Agreement, dated February 1, 2000, by and between
           Lionel Sterling and ZiLOG, Inc.

 Exhibit
  Number                               Description
 -------                               -----------
 10.22    Restricted Share Agreement, dated January 13, 2000, by and between
           Robert D. Norman and ZiLOG, Inc.

 10.23(d) Distributor Agreement, dated February 2, 2000 by and between Pioneer-
           Standard Electronics, Inc. and ZiLOG, Inc.

 10.24*   Registration Rights Agreement by and between ZiLOG, Inc. and TPG
           Partners II, L.P.

 10.25*   Employee Stock Purchase Plan.

 10.26    Purchase and Sale Agreement, dated March 22, 2000, by and between
           ZiLOG, Inc., Dasaradha R. Gude, certain stockholders, Virtual IP
           Group, Inc., Qualcore Group, Inc. and Qualcore Logic Private
           Limited.

          NOTE: Pursuant to the provisions of paragraph (b)(2) of Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any Schedule to the Purchase and Sale Agreement.

 10.27    Merger Agreement, dated July 16, 2000, between ZiLOG, Inc. and
           Calibre, Inc.

          NOTE: Pursuant to the provisions of paragraph (b)(2) of Item 601 of Regulation S-K, the Registrant hereby undertakes to furnish to the Commission upon request copies of any Schedule to the Merger Agreement.

 10.28*   Employment Agreement, dated August 2, 2000, by and between Richard R.
           Pickard and ZiLOG, Inc.

 10.29*   Employment Agreement, dated August 2, 2000, by and between Edward P.
           Ponganis and ZiLOG, Inc.

 21.1(a)  Subsidiaries of ZiLOG, Inc.

 23.1     Consent of Ernst & Young LLP, independent auditors.

 23.2*    Consent of Skadden, Arps, Slate, Meagher & Flom LLP.

 24.1     Power of Attorney (included on signature page).

 25.1(a) Form T-1 with respect to the eligibility of State Street Bank and Trust Company with respect to the Indenture.

--------
(a) Incorporated herein by reference to the item of the same name filed as an Exhibit to the Company's Registration Statement on Form S-4 (File No. 333-51203) declared effective by the Securities and Exchange Commission on July 9, 1998.

(b) Incorporated herein by reference to the item of the same name filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1998.

(c) Incorporated herein by reference to the item of the same name filed as an Exhibit to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1998.

(d) Incorporated herein by reference to the item of the same name, filed as an Exhibit to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1999.

 * To be filed by amendment.